
acceptance

Notice of 2011 Annual Meeting of Stockholders, Proxy Statement and Annual Report



11008605

Board of Directors

Gerald J. Ford
Chairman of the Board
Private Investor

Stephen J. Harrison
Chief Executive Officer
First Acceptance Corporation

Rhodes R. Bobbitt
Former Managing Director, Regional Office
Manager of the Private Client Service Group
Credit Suisse First Boston / Donaldson,
Lufkin & Jenrette

Harvey B. Cash
General Partner
InterWest Partners

Donald J. Edwards
Managing Principal
Flexpoint Ford, LLC

Thomas M. Harrison, Jr.
Former Executive Vice President and Secretary
First Acceptance Corporation

Tom C. Nichols
Chairman and Chief Executive Officer
Carlile Holdings, Inc. and
Carlile Bancshares, Inc.

Ambassador Lyndon L. Olson, Jr.
Former President and Chief Executive Officer
Travelers Insurance Group Holdings, Inc. and
Associated Madison Companies, Inc.
Former United States Ambassador to Sweden

William A. Shipp, Jr.
Principal
W. A. Shipp, Jr. & Co.

Board Committees

Audit Committee

William A. Shipp, Jr., Chairman
Rhodes R. Bobbitt
Tom C. Nichols

Compensation Committee

Harvey B. Cash, Chairman
Tom C. Nichols
Lyndon L. Olson, Jr.

Investment Committee

Donald J. Edwards, Chairman
Rhodes R. Bobbitt
William A. Shipp, Jr.

Nominating and Corporate Governance Committee

Rhodes R. Bobbitt, Chairman
Harvey B. Cash
William A. Shipp, Jr.

Corporate Officers

Stephen J. Harrison
Chief Executive Officer

Mark A. Kelly
Interim President

John R. Barnett
Senior Vice President of Finance

Daniel L. Walker
Senior Vice President – Operations

Keith E. Bornemann
Vice President and Corporate Controller

FIRST ACCEPTANCE CORPORATION
NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 15, 2011

To our Stockholders:

The 2011 annual meeting of stockholders of First Acceptance Corporation will be held Tuesday, November 15, 2011, at 10:00 a.m., local time, at our corporate headquarters, which are located at 3813 Green Hills Village Drive, Nashville, Tennessee 37215. Directions to the annual meeting can be obtained by contacting Investor Relations by email through an information request at *http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=irol-infoReq* or by phone at 1-800-321-0899. At the meeting, stockholders will vote on the following matters:

1. Election of the nine directors set forth in this proxy statement to serve until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;

2. Conduct an advisory vote on executive compensation;

3. Conduct an advisory vote on the frequency of advisory votes on executive compensation;

4. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2012; and

5. Any other matters that may properly come before the meeting and any adjournments or postponements of the meeting.

Stockholders of record at the close of business on October 6, 2011 are entitled to notice of and to vote at the meeting.

Your vote is important. Please COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD as promptly as possible in the enclosed envelope in order that as many shares as possible will be represented.

By Order of the Board of Directors,

Michael J. Bodayle

Secretary

Nashville, Tennessee
October 14, 2011

*** * * IMPORTANT NOTICE * * ***

Regarding Internet Availability of Proxy Materials
for the 2011 Annual Meeting of Stockholders to be held on November 15, 2011

In accordance with rules issued by the Securities and Exchange Commission,
you may access our 2011 Annual Report, our Proxy Statement and our form of Proxy at
http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=proxy

In addition, we will provide a copy of any of the above materials to any stockholder at no charge
upon request by contacting Investor Relations by email through an information request at
http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=irol-infoReq
or by phone at 1-800-321-0899.

TABLE OF CONTENTS

FIRST ACCEPTANCE CORPORATION
3813 GREEN HILLS VILLAGE DRIVE
NASHVILLE, TENNESSEE 37215

PROXY STATEMENT

The Board of Directors of First Acceptance Corporation (referred to herein as the "Board" or the "Board of Directors") is soliciting proxies to be used at the 2011 annual meeting of stockholders. This proxy statement and the enclosed proxy card will be first mailed to stockholders on or about October 14, 2011.

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting?

At our annual meeting, stockholders will vote on the matters outlined in the accompanying notice of meeting. In addition, our management will report on our performance during fiscal year 2011 and respond to questions from stockholders.

Who Is Entitled to Vote?

Stockholders of record of our common stock at the close of business on the record date, October 6, 2011, are entitled to receive notice of the annual meeting and vote the shares of common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of our common stock entitles its holder to cast one vote on each matter to be voted upon.

What Constitutes a Quorum?

For purposes of voting on all matters, the presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. As of the record date, 47,998,418 shares of our common stock were outstanding. Proxies received but marked as abstentions and broker "non-votes" (described below) will be included in the calculation of the number of shares considered to be present at the meeting.

How Do I Vote?

If you complete and properly sign the accompanying proxy card and return the card to us, the card will be voted as you direct. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy card from the institution that holds their shares.

Can I Change My Vote After I Return My Proxy Card?

Yes. You can revoke your proxy at any time before the final vote at the annual meeting in any of three ways:

- by submitting written notice of revocation to the Secretary;
- by submitting another proxy that is later dated and properly signed; or
- by voting in person at the meeting.

What Are the Board's Recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendations are set forth below, and a description of each item is included in this proxy statement. In summary, the Board recommends a vote:

- **FOR** election of each of the nominated directors;
- **FOR**, on an advisory basis, the compensation of our named executive officers;
- **FOR ONE YEAR**, on an advisory basis, regarding the frequency for the advisory vote on our executive compensation; and
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What Vote Is Required to Approve Each Proposal?

Election of Directors

Each of the director nominees must receive affirmative votes from a plurality of the votes cast to be elected. This means that the nine nominees receiving the greatest number of votes will be elected as directors. For purposes of the election of directors, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Stockholders may not cumulate votes in the election of directors.

Advisory Vote on Executive Compensation

The affirmative vote of a majority of the votes cast on the matter is required to approve, on an advisory basis, executive compensation. The Board will review the results of this matter and will take the results into account in making future determinations concerning executive compensation. For purposes of the advisory vote on executive compensation, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

Frequency of the Advisory Vote on Executive Compensation

The affirmative vote of a majority of the votes cast on the matter is required for state law purposes to approve, on an advisory basis, the frequency of the advisory vote on executive compensation. If one of the voting options is not adopted by the required vote of the stockholders, the Board will evaluate the votes cast for each of the voting options and will deem the voting option receiving the greatest number of votes to be the voting option approved by the stockholders. The Board will review the results of this matter and will take the results into account in making future determinations concerning the frequency of the advisory vote on executive compensation. For purposes of the advisory vote on the frequency of advisory voting on executive compensation, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

Ratification of Independent Registered Public Accounting Firm

The appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2012 will be ratified if the proposal receives the affirmative vote of a majority of the votes cast on the matter. Brokers have authority to vote **FOR** this proposal in the absence of contrary instructions from a beneficial owner. If this appointment is not ratified by stockholders, the Audit Committee and the Board may reconsider its recommendation and appointment, respectively. With respect to this proposal, abstentions and broker non-votes will not be counted as votes and will have no effect on the result of the vote.

Will My Shares Be Voted if I Do Not Sign and Return My Proxy Card?

If you are a registered stockholder and do not sign and return your proxy card, your shares will not be voted at the annual meeting. Under certain conditions, shares that you own that are held by a broker may be voted even if you do not provide voting instructions to the broker. Brokerage firms have the authority under applicable rules to vote on certain "routine" matters, including the ratification of auditors.

What Is a "Broker Non-vote?"

Under current New York Stock Exchange rules, brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. If a proposal is not a routine matter, the broker or nominee may not vote the shares with respect to the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a non-routine matter, such action is referred to as a "broker non-vote." Under current New York Stock Exchange rules, the proposal relating to the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm is deemed to be a routine matter with respect to which brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares. The proposals relating to the election of directors and approvals, on an advisory basis, of executive compensation and the frequency of executive compensation votes are deemed to be non-routine matters, and brokers and nominees may not exercise their discretion to vote on that proposal without receiving instructions from the beneficial owner of the shares.

STOCK OWNERSHIP

The following table shows the amount of our common stock beneficially owned (unless otherwise indicated) by our current directors, director nominees, our named executive officers listed in this proxy statement and our current directors and executive officers as a group. Except as indicated in the table, none of our stockholders beneficially owns more than 5% of our common stock. Except as otherwise indicated, all information is as of October 6, 2011. Except as otherwise indicated in the footnotes to this table, the address of each person listed below is c/o First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Name	Outstanding Shares (1)		Acquirable Within 60 Days (2)	Percent of Class (3)
Gerald J. Ford	16,073,465	(4)	--	33.5%
Thomas M. Harrison, Jr.	6,999,999	(5)	--	14.6%
Donald J. Edwards	536,666	(6)	3,725,678	8.2%
Rhodes R. Bobbitt	173,661		--	*
Tom C. Nichols	51,500		--	*
William A. Shipp, Jr.	17,501		--	*
Harvey B. Cash	6,000		--	*
Lyndon L. Olson, Jr.	6,000		--	*
Jeremy B. Ford	1,960,365	(7)	--	4.1%
Stephen J. Harrison	7,070,866	(8)	--	14.7%
Mark A. Kelly	--		--	*
John R. Barnett	24,311	(9)	24,000	*
Michael J. Bodayle	15,423	(9)	30,000	*
Daniel L. Walker	34,667	(9)	60,000	*
Keith E. Bornemann	17,006	(9)	21,000	*
Edward L. Pierce	--		100,000	*
Kevin P. Cohn	27,847		168,750	*
All current directors and executive officers as a group (14 persons)	31,027,065		3,860,678	67.3%

* Represents less than 1% of our outstanding common stock.

(1) The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(2) Reflects the number of shares that could be purchased by exercise of options exercisable on October 6, 2011 or within 60 days thereafter under our stock incentive plan.

(3) Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), shares of common stock that an individual owner has a right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the ownership of that owner, but are not deemed outstanding for the purpose of computing the ownership of any other individual owner. Likewise, the shares subject to options held by our directors and executive officers that are exercisable within 60 days are all deemed outstanding for the purpose of computing the percentage ownership of all executive officers and directors as a group.

(4) Includes 12,319,654 shares owned through Hunter's Glen/Ford Ltd. ("Hunter's Glen"); 1,793,446 shares owned through Turtle Creek Revocable Trust ("Turtle Creek Trust"); and 1,960,365 shares owned by Jeremy B. Ford, Mr. Ford's son. Because Mr. Ford is one of two general partners of Hunter's Glen and the sole stockholder of Ford Diamond Corporation, a Texas corporation and the other general partner of Hunter's Glen, Mr. Ford is considered the beneficial owner of the shares that Hunter's Glen owns. Since Mr. Ford is trustee of Turtle Creek Trust, Mr. Ford is considered the beneficial owner of the shares that Turtle Creek Trust owns. Address: 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

(5) Includes 4,783,824 shares held by the Thomas M. Harrison, Jr. Family 2010 Grantor Retained Annuity Trust. Address: c/o Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201.

(6) Address: Flexpoint Ford, LLC, 676 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

(7) Excludes shares beneficially owned by Hunter's Glen. Mr. Jeremy Ford is the beneficiary of a trust that owns approximately 46% of Hunter's Glen. Mr. Jeremy Ford disclaims beneficial ownership of the shares owned by Hunter's Glen, except to the extent of his pecuniary interest therein.

(8) Includes 25,889 shares of unvested restricted stock and 4,302,624 shares held by the Stephen J. Harrison 2010 Grantor Retained Annuity Trust. Address: c/o Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201.

(9) Includes 19,954, 10,534, 20,800 and 10,832 shares of unvested restricted stock held by Messrs. Barnett, Bodayle, Walker and Bornemann, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require our directors and executive officers and persons who own more than 10% of our common stock to timely file with us and the SEC initial reports of ownership and reports of changes in ownership. Based solely upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and officers complied during fiscal year 2011 with their reporting requirements.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that outline the composition, operations and responsibilities of the Board of Directors. The Nominating and Corporate Governance Committee has authority to review considerations relating to Board size and membership criteria and, with input from the Chairman and the other directors, is responsible for reviewing the skills and characteristics required of directors by legal, regulatory and business requirements applicable to our business. We do not have a formal policy with respect to the consideration of diversity in identifying nominees to serve as a director, but the Nominating and Corporate Governance Committee seeks to nominate persons with a diversity of experience and perspective who will contribute knowledge, experience and skills to the Board of Directors in areas that are important to the Company.

Our bylaws provide maximum flexibility to the Board of Directors in choosing a Chairman of the Board and a Chief Executive Officer. The bylaws provide that such offices may be held by different people or the same person, as determined by the Board. This flexibility allows the Board to determine whether it is in the best interest of the Company and our stockholders to combine the roles of Chief Executive Officer and Chairman of the Board in the same person. We currently have a non-employee director serving as our Chairman of the Board and the Board of Directors believes that the separation of the roles of Chairman of the Board and Chief Executive Officer enhances the Board's oversight of the Company and our management, results in a greater role for the Board of Directors in setting the Board's agenda and establishing Board priorities and procedures, and improves the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders.

The Corporate Governance Guidelines require that at least a majority of the members of the Board be independent, as defined by applicable law and the standards of the New York Stock Exchange. The Board has determined that each of Messrs. Bobbitt, Cash, Nichols, Olson and Shipp are "independent" within the meaning of the rules of the New York Stock Exchange as currently in effect. The Corporate Governance Guidelines also require that all of the members of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board be independent. A copy of our Corporate Governance Guidelines may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Corporate Governance Guidelines to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

The non-management members of the Board of Directors meet regularly in executive sessions. The Chairman of the Board presides over executive sessions of the non-management directors. Stockholders and all other interested parties may send communications to the Chairman of the Board or to any of the non-management directors at 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

The Board's Role in Risk Oversight

The Board, as a whole and also through its standing committees, has an active role in overseeing management of the Company's risks. The Board and its committees review material operational, financial, compensation and compliance risks with our senior management. The Compensation Committee is responsible for overseeing the management of risks related to our compensation arrangements. The Audit Committee oversees management of financial risks, as well as our policies with respect to risk assessment and risk management. The Nominating and Corporate Governance Committee oversees our corporate compliance programs and manages risks associated with the independence of our directors. Members of our management report directly to the Board or the appropriate committee. The directors then use this information to understand, identify, manage and attempt to mitigate risks.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that outlines the principles, policies and laws that govern our activities and establishes guidelines for professional conduct in the workplace. The Code of Business Conduct and Ethics includes provisions relating to ethical conduct, conflicts of interest, compliance with law and internal reporting of violations of the code. The Code of Business Conduct and Ethics applies to directors as well as executive officers and other employees. Every employee is required to read and certify that he or she has read and understands, and will comply with, the Code of Business Conduct and Ethics. A copy of our Code of Business Conduct and Ethics may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Code of Business Conduct and Ethics to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215. We intend to disclose amendments to or waivers from the Code of Business Conduct and Ethics for the benefit of our executive officers or directors, if any, on our web site at www.firstacceptancecorp.com.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors is currently comprised of nine members. Since the last annual meeting of stockholders, Mr. Gerald Ford has informed the Board of Directors that he would not stand for re-election at the 2011 annual meeting. At the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated and recommends to the stockholders Rhodes R. Bobbitt, Harvey B. Cash, Donald J. Edwards, Jeremy B. Ford, Stephen J. Harrison, Thomas M. Harrison, Jr., Tom C. Nichols, Lyndon L. Olson, Jr. and William A. Shipp, Jr. for election to serve as directors until our next annual meeting of stockholders and until such time as their respective successors are duly elected and qualified. Each of the director nominees, other than Jeremy B. Ford, is currently a director and was elected by the stockholders at our 2010 annual meeting of stockholders. Mr. Jeremy Ford previously served as a director of the Company from September 2000 until April 2004.

If any of the nominees should become unable to accept election, the persons named in the proxy may vote for such other person or persons as may be designated by the Board of Directors. Management has no reason to believe that any of the nominees named above will be unable to serve.

Certain information with respect to the nominees for election as directors is set forth below, including, with respect to each director nominee, his particular experience, qualifications, attributes and skills that qualify him to serve as a director.

Rhodes R. Bobbitt, 66, has served as a director of the Company since August 2004. From February 1987 until his retirement in June 2004, Mr. Bobbitt served as managing director and Dallas regional office manager of the Private Client Service Group – Credit Suisse First Boston and its predecessor, Donaldson, Lufkin & Jenrette. Prior to joining Donaldson, Lufkin & Jenrette, Mr. Bobbitt was vice president of security sales in the Dallas office of Goldman Sachs & Co. Mr. Bobbitt is a director of Hilltop Holdings, Inc. Mr. Bobbitt has executive experience in finance and investments.

Harvey B. Cash, 72, has served as a director of the Company since November 1996. Mr. Cash has been a general partner of InterWest Partners, a venture capital fund, since 1986. Mr. Cash is a director of Silicon Laboratories, Ciena Corporation, and Argo Group International Holdings, Ltd. Mr. Cash has experience in strategic planning, finance and investments. Mr. Cash was formerly a director of Entarian Technologies, Inc., Airspan Networks, Inc. and i2 Technologies, Inc.

Donald J. Edwards, 45, has served as a director of the Company since July 2002. Mr. Edwards currently is the managing principal for Flexpoint Ford, LLC, a Chicago-based private equity firm ("Flexpoint Ford"), and served as our President and Chief Executive Officer from July 2002 through April 2004. Prior to July 2002, Mr. Edwards served as a Principal in GTCR Golder Rauner, a Chicago-based private equity firm, for over five years. Mr. Edwards has experience in strategic planning, management, finance and investments.

Jeremy B. Ford, 37, previously served as a director of the Company from September 2000 until April 2004 and as an employee from July 2002 until April 2004. Since March 2010, Mr. Jeremy B. Ford has served as a director, President and Chief Executive Officer of Hilltop Holdings Inc. ("Hilltop"), a holding company that owns a property and casualty insurance company. Mr. Jeremy B. Ford has worked in the financial services industry for over eleven years, primarily focused on investments in and acquisitions of depository institutions and insurance and finance companies. He also is currently a director of First Acceptance Insurance Company, Inc., a subsidiary of the Company. Prior to becoming President and Chief Executive Officer of Hilltop, he was a principal of Ford Financial Fund, L.P., a private equity fund managed by Mr. Gerald Ford. From 2004 to 2008, he worked for Diamond A-Ford Corporation, where he was involved in various investments made by a family limited partnership. Prior to that, he worked at the Company (prior to its acquisition of USAuto Holdings, Inc.) California Federal Bank, FSB (now Citigroup Inc.), and Salomon Smith Barney (now Citigroup Inc.). Jeremy Ford is the son of Gerald J. Ford, the current Chairman of the Board of the Company and owner of approximately one-third of our outstanding common stock. He has executive experience in operating a public insurance company, as well as in finance and strategic transactions.

Stephen J. Harrison, 59, has served as our Chief Executive Officer and a director of the Company since April 2004. Mr. Harrison served as our President from April 2004 through February 2008. In 1995, Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor of USAuto Holdings, Inc. ("USAuto Holdings"), which we acquired in April 2004. Mr. Harrison has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1974 to 1991, he served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. From 1991 to 1993, Mr. Harrison served as President of Direct Insurance Company, a non-standard automobile insurance company. Mr. Harrison is the brother of Thomas M. Harrison, Jr., a director of the Company. Mr. Harrison has over 30 years experience in the insurance industry and his day-to-day leadership as our Chief Executive Officer provides him with intimate knowledge of our operations.

Thomas M. Harrison, Jr., 61, has served as a director of the Company since April 2004. Mr. Harrison served as Executive Vice President and Secretary of the Company from April 2004 until his retirement in December 2007. Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor to USAuto Holdings, in 1995 and served as Vice President and Secretary of USAuto Holdings from 1995 until December 2007. Mr. Harrison is the brother of Stephen J. Harrison, who is our Chief Executive Officer and a director of the Company. Mr. Harrison has over 30 years experience in the insurance industry, including serving as an Executive Vice President of the Company.

Tom C. Nichols, 64, has served as a director of the Company since November 2005. Mr. Nichols has served as Chairman and Chief Executive Officer of Carlile Holdings, Inc., a bank holding company, and Carlile Bancshares, Inc. since March 2008. Mr. Nichols served as President and a director of First United Bancorp and Chairman, President and Chief Executive Officer of State National Bancshares, Fort Worth from October 1996 to March 2008. Mr. Nichols previously served as President of Ford Bank Group and as a director of United New Mexico Financial Corporation. Mr. Nichols has executive experience in strategic planning, management and finance.

Lyndon L. Olson, Jr., 64, has served as a director of the Company since August 2004. Mr. Olson served as a senior advisor to Citigroup, Inc., serving as a consultant to senior management, from 2001 until his retirement in 2008. Mr. Olson served as United States Ambassador to Sweden from 1998 until 2001. From 1990 to 1998, Mr. Olson served with Citigroup as President and Chief Executive Officer of Travelers Insurance Group Holdings, Inc. and Associated Madison Companies, Inc. Prior to joining Citigroup, Mr. Olson served as President of the National Group Corporation and Chief Executive Officer of its National Group Insurance Company. Mr. Olson has executive experience in strategic planning, management, insurance regulatory compliance and finance, with particular emphasis on the insurance industry.

William A. Shipp, Jr., 59, has served as a director of the Company since August 2004. Mr. Shipp has been principal of W.A. Shipp, Jr. & Co., a financial advisory firm, since July 1995 and has served as Treasurer/Secretary of the Jack C. Massey Foundation since July 1999. From December 1983 to June 1995, Mr. Shipp served as Vice President of Massey Investment Company. Prior to joining Massey Investment Company, Mr. Shipp worked for more than eight years in various audit and tax capacities for Ernst & Young LLP. Mr. Shipp is a certified public accountant. Mr. Shipp has experience in accounting, finance and investments.

Required Vote; Recommendation of the Board

The affirmative vote of a plurality of the votes cast by the stockholders entitled to vote at the meeting is required for the election of directors. Abstentions will be counted in determining whether there is a quorum, but will not be voted with respect to the proposal. Therefore, so long as a quorum has been established, abstentions will have no effect on whether this proposal is approved. Under applicable rules, a broker or other nominee does not possess the authority to vote for the election of director nominees in the absence of instructions from the beneficial owner of the relevant shares. Stockholders may not cumulate votes in the election of directors.

The Board of Directors unanimously recommends that you vote FOR each of the nominees identified above.

How Are Our Directors Compensated?

Each non-employee director receives an annual retainer of $20,000, payable in equal, quarterly installments in arrears. The Chairman of the Audit Committee of the Board of Directors receives an additional annual retainer of $5,000, payable in equal, quarterly installments in arrears. Non-employee directors also receive a fee of $2,000 for each Board of Directors meeting attended and $1,000 for each Board committee meeting attended. In addition, non-employee directors other than Messrs. Edwards, Gerald J. Ford and Thomas M. Harrison, Jr. receive an award pursuant to the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan of 1,000 shares of restricted stock on the date of each annual meeting of our stockholders. The restricted stock is subject to forfeiture if the director ceases to serve as a director of the Company during the period of six months following the date of the award, subject to certain exceptions.

The following table summarizes information with respect to the compensation paid to the members of our Board in fiscal year 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Rhodes R. Bobbitt	39,000	1,840	40,840
Harvey B. Cash	32,000	1,840	33,840
Donald J. Edwards	30,000	--	30,000
Gerald J. Ford	28,000	--	28,000
Thomas M. Harrison, Jr.	28,000	--	28,000
Thomas C. Nichols	35,000	1,840	36,840
Lyndon L. Olson, Jr.	28,000	1,840	29,840
William A. Shipp, Jr.	44,000	1,840	45,840

(1) Represents the proportionate amount of the total value of stock awards to directors recognized as an expense during fiscal year 2011 for financial accounting purposes under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718-20, *Compensation – Stock Compensation*, disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. Compensation expense is equal to the grant date fair value of the stock awards using the closing price for the Company's common stock on the New York Stock Exchange on the date of grant ($1.84). As of June 30, 2011, there were no unvested stock awards held by our non-employee directors.

What Committees Has the Board Established?

The Board of Directors has standing Audit, Compensation, Nominating and Corporate Governance and Investment Committees. A copy of the charter for each committee may be found on the corporate governance page of our website at www.firstacceptancecorp.com and is available to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Audit Committee. We have a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The principal functions of the Audit Committee are (i) to oversee our accounting and financial reporting processes and audits of our financial statements; (ii) to engage or discharge our independent registered public accounting firm; (iii) to review the nature and scope of the audit, including, but not limited to, a determination of the effectiveness of the audit effort through meetings held at least annually with independent auditors, and a determination through discussion with the auditors that no unreasonable restrictions were placed on the scope or implementation of their examinations; (iv) to oversee and review the independence, qualifications and performance of the auditors; (v) to pre-approve all auditing and non-auditing services to be provided by our independent registered public accounting firm; (vi) to review our financial statements and disclosures in our periodic reports with management and our independent registered public accounting firm; (vii) to review our policies with respect to risk assessment, risk management and the quality and adequacy of our internal controls and processes through discussions with, and reports from, our independent registered public accounting firm and management; (viii) to establish procedures for handling any complaints relating to accounting, internal controls or auditing matters and to ensure that such complaints are treated confidentially and anonymously; (ix) to review material changes in accounting and reporting principles and practices and discuss with management and outside auditors the selection, application and disclosure of critical accounting policies and practices used in our financial statements; (x) to retain, at our expense, outside counsel, auditors or other experts, consultants or advisors as it deems necessary or appropriate in the performance of its duties; and (xi) to report to the full Board of Directors on the results of its reviews. The Audit Committee operates under a written charter adopted by the full Board of Directors. Members of the Audit Committee are Messrs. Bobbitt, Nichols and Shipp, all of whom are independent directors. Mr. Shipp is an audit committee financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K. During fiscal year 2011, the Audit Committee met five times.

Compensation Committee. The functions of the Compensation Committee include reviewing and approving the Company's compensation policies, the compensation arrangements for senior management and directors, the compensation and benefit plans in which officers and directors are eligible to participate, and awards under (and otherwise administering) such plans. The Compensation Committee operates under a written charter adopted by the full Board of Directors. Members of the Compensation Committee are Messrs. Cash, Nichols and Olson, all of whom are independent directors. During fiscal year 2011, the Compensation Committee met two times.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for identifying qualified individuals to serve as directors; reviewing the qualifications of incumbent directors and those candidates proposed by a director, executive officer or stockholder; making recommendations to the full Board of Directors regarding such candidates; recommending the candidates that will serve on the various committees of the Board; reviewing Board composition; and reviewing the management succession plan of the Company.

When determining whether to nominate a current director to be reelected as a director, the Nominating and Corporate Governance Committee must review the performance of the director during the prior year using performance criteria established by the Nominating and Corporate Governance Committee which, at a minimum, shall include:

- attendance at Board and Committee meetings;
- preparedness for Board and Committee meetings;
- quality of objectivity in exercising business judgment;
- participation at Board and Committee meetings; and
- candor toward other directors, management and professionals retained by the Company.

The Nominating and Corporate Governance Committee has no specifically defined process for identifying and evaluating nominees, but it seeks to identify potential candidates for membership on the Board through conversations with members of the Board, senior management and other constituencies. The Nominating and Corporate Governance Committee may from time to time engage a third party to identify or evaluate or assist in identifying or evaluating potential nominees. The Nominating and Corporate Governance Committee is also responsible for reviewing the qualifications and performance of incumbent directors to determine whether to recommend them to the Board of Directors as nominees for re-election.

The Nominating and Corporate Governance Committee also considers nominees proposed by our stockholders in accordance with the provisions contained in our bylaws and certificate of incorporation. Nominations made by stockholders must be made by written notice setting forth the information required by our bylaws and certificate of incorporation received by the secretary of the Company at least 60 days in advance of the annual meeting of stockholders, or (if later) within ten days after the first public notice of that meeting is sent to stockholders. Stockholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to: Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

In addition, the Nominating and Corporate Governance Committee is responsible for reviewing and recommending corporate governance policies for the Company; reviewing potential conflicts of interest involving directors or executive officers of the Company; evaluating Board performance, including the effectiveness of current Board policies and practices; and reviewing any regulatory requirements relating to the continuing education of directors. The Nominating and Corporate Governance Committee operates under a written charter adopted by the full Board of Directors. Members of the Nominating and Corporate Governance Committee are Messrs. Bobbitt, Cash and Shipp, all of whom are independent directors. During fiscal year 2011, the Nominating and Corporate Governance Committee met two times.

Investment Committee. The Investment Committee is responsible for, among other things, reviewing investment policies, strategies and programs; reviewing the procedures that we utilize in determining that funds are invested in accordance with policies and limits approved by the Investment Committee; and reviewing the quality and performance of our investment portfolios and the alignment of asset duration to liabilities. Members of the Investment Committee are Messrs. Bobbitt, Edwards and Shipp. During fiscal year 2011, the Investment Committee met four times.

How Often Did the Board Meet During Fiscal Year 2011?

The Board of Directors met four times during fiscal year 2011. Each of the directors attended at least 75% of the aggregate of all meetings of the Board of Directors and all meetings of the committees on which the director served. All of the directors other than Mr. Olson attended our 2010 annual meeting of stockholders.

How Do I Communicate with the Board?

Stockholders and all other interested parties can send communications to the Board of Directors and, if applicable, to specified individual directors c/o First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215. All stockholder communications will be forwarded directly to the Board of Directors or, if applicable, to specified individual directors. If the amount of correspondence received through this process becomes excessive, our Board of Directors may consider approving a process for review, organization and screening of the correspondence by the corporate Secretary or other appropriate person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Related Party Transaction Policy, our Nominating and Corporate Governance Committee is responsible for reviewing and approving the terms and conditions of all transactions involving the Company and our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates. The Nominating and Corporate Governance Committee considers all relevant information and facts available regarding a related party transaction, and takes into account factors that it deems to be appropriate, including, without limitation, whether the transaction is on terms no less favorable to the Company than could be obtained from unaffiliated third parties and whether the transaction is reasonably expected to benefit the Company. Approval of the Nominating and Corporate Governance Committee is not required for compensation paid to any director of the Company for services rendered to the Company in his capacity as a director if the compensation is required to be disclosed in the Company's proxy statement pursuant to applicable SEC rules. The Nominating and Corporate Governance Committee is also not required to approve any compensation paid to an executive officer of the Company if the compensation is required to be reported in the Company's proxy statement pursuant to applicable SEC rules or if the executive officer is not an immediate family member of another executive officer or director of the Company, the compensation would be required to be included in the Company's proxy statement if the executive officer was a named executive officer and the Company's Compensation Committee approved such compensation.

Mark A. Kelly, our interim President, is a principal with Diamond-A Corporation, an entity controlled by Gerald J. Ford, both our Chairman of the Board and owner of approximately one-third of our outstanding common stock. Mr. Kelly also provides consulting services to Flexpoint Ford, LLC, an entity controlled by a current director of the Company, Donald J. Edwards. Mr. Kelly's compensation, as interim President of the Company, for fiscal year 2011 is included herein.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our current executive officers.

Name	Age	Position
Stephen J. Harrison.........	59	Chief Executive Officer
Mark A. Kelly	42	Interim President
John R. Barnett..............	44	Senior Vice President of Finance
Daniel L. Walker............	48	Senior Vice President – Operations
Keith E. Bornemann........	39	Vice President and Corporate Controller

Information concerning the business experience of Mr. Stephen J. Harrison is set forth above under "Proposal 1 – Election of Directors."

Mark A. Kelly has served as our interim President since March 2011. Mr. Kelly has 20 years of banking and lending experience. Prior to being named interim President of the Company, Mr. Kelly was a Vice President of Ford Financial Fund, L.P., a private equity fund managed by Gerald J. Ford. Prior to that, Mr. Kelly held the position of Senior Vice President – Credit and Risk Management with Triad Financial SM, LLC ("Triad"). From 2002 to 2007, Mr. Kelly worked with Hunter's Glen/Ford, Ltd., an equity holder and managing partner of Triad. From 1994 to 2002, he served as Executive Vice President and Chief Financial Officer of Auto One Acceptance Corporation (a subsidiary of California Federal Bank, FSB). Mr. Kelly is currently a director of American Bank, N.A. On September 22, 2006, Mr. Kelly and the Securities and Exchange Commission entered into a Judgment and Order of Dismissal stemming from allegations of tipper liability for insider trading conducted by others. The Judgment and Order of Dismissal did not contain any prohibition on his service in any industry, including for any length of time, and did not require him to pay any fines or penalties to the Securities and Exchange Commission.

John R. Barnett has served as our Senior Vice President of Finance since May 2011. Mr. Barnett served as our Vice President of Planning and Analysis from March 2009 to May 2011 and Director of Financial Planning and Analysis from May 2007 to March 2009. Prior to joining the Company, Mr. Barnett was employed with Anheuser-Busch for eight years, most recently serving as Senior Manager, Planning and Analysis.

Daniel L. Walker has served as our Senior Vice President – Operations since October 2007 having responsibilities for both claims and underwriting. Mr. Walker served as our Senior Vice President – Claims from July 2007 to October 2007 and Vice President – Claims from March 2007 to July 2007. He has over 20 years claims experience, and served as Chief Claim Officer for Canal Insurance Company from August 2002 to March 2007.

Keith E. Bornemann has served as Vice President and Corporate Controller of the Company since November 2008 and Corporate Controller of the Company from February 2008 to November 2008. Mr. Bornemann served as Assistant Controller of the Company from January 2007 to February 2008. He has over 15 years of accounting, finance and internal audit experience, and was employed from January 2005 to January 2007 by Sachem, Inc., a privately-held global manufacturing company, where he was Manager of Finance and Internal Audit. From July 1995 to December 2004, Mr. Bornemann was employed with Ernst & Young LLP, most recently as an Audit Senior Manager.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three directors who are independent directors as defined under the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee operates under a written charter adopted by the full Board of Directors. The Audit Committee's responsibilities include oversight of our independent registered public accounting firm and internal audit function, as well as oversight of our financial reporting process on behalf of the full Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

In this context, for fiscal year 2011, the Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed a report on the effectiveness of our internal control over financial reporting and "Management's Annual Report on Internal Control Over Financial Reporting" and Ernst and Young's "Report of Independent Registered Public Accounting Firm," which are included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011.

The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards Nos. 61, 89 and 90 (Codification of Statements on Auditing Standards, AU §380). The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence. The Audit Committee has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining the registered public accounting firm's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the full Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011, which was filed with the SEC.

THE AUDIT COMMITTEE
Rhodes R. Bobbitt
Tom C. Nichols
William A. Shipp, Jr.

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based upon such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Harvey B. Cash
Tom C. Nichols
Lyndon L. Olson, Jr.

Compensation Discussion and Analysis

Overview of Compensation Process. The Compensation Committee of our Board of Directors is responsible for establishing the compensation arrangements for our employees, including our executive officers, and reviewing and making recommendations to the full Board of Directors regarding non-employee director compensation. The Compensation Committee is also responsible for the administration of our stock incentive plans and other compensation plans in which our employees participate. It is the responsibility of the Compensation Committee to determine whether, in its judgment, our executive compensation policies are reasonable and appropriate, meet the stated objectives of those policies and effectively serve our best interests and the best interests of our stockholders. Each member of the Compensation Committee is an "independent director" as defined under the applicable rules of the New York Stock Exchange and our Corporate Governance Guidelines, a "non-employee director" as defined in Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, and an "outside director" for the purposes of the Internal Revenue Code of 1986, in each case as determined by our Board of Directors.

The Compensation Committee reviews our compensation policies on an annual basis and the compensation of individual executives is reviewed annually in light of the compensation policies for that year. In setting and reviewing executive compensation, in addition to corporate performance, the Compensation Committee believes it is appropriate to consider the level of experience and responsibilities of each executive, as well as the personal contributions a particular individual may make to the corporate enterprise. No relative weight is assigned to quantitative or qualitative factors considered by the Compensation Committee in reaching its decisions. The Company did not engage a compensation consultant or engage in benchmarking of comparable companies in determining the compensation of its executive officers during fiscal year 2011.

Role of Executive Officers in Compensation Decisions. The Compensation Committee makes all decisions regarding the compensation of our executive officers. The Compensation Committee annually evaluates the performance of our executive officers, and our chief executive officer and president provide the Compensation Committee with their assessment of the performance of our executive officers other than themselves. Decisions regarding the compensation of employees other than our executive officers are made by our chief executive officer and president in consultation with other members of management.

What Is Our Philosophy of Executive Officer Compensation?

The Compensation Committee believes that the primary objectives of our executive compensation policies should be:

- To attract and retain talented executives by providing compensation that is, overall, competitive with the compensation provided to executives at companies of comparable position in our industry, while maintaining compensation within levels that are consistent with our annual budget, financial objectives and operating performance;
- To provide appropriate incentives for executives to work toward the achievement of our annual financial performance and business goals; and

- To align the interests of executives with those of our stockholders and the long-term interests of the Company by providing long-term incentive compensation in the form of stock options, restricted stock or other equity-based long-term incentive compensation.

The Compensation Committee is committed to a strong link between our financial and strategic objectives and our compensation and benefit practices. It is the Committee's objective to have a substantial portion of each executive officer's compensation contingent upon our performance, as well as upon his or her individual performance. Accordingly, the Compensation Committee's compensation philosophy for an executive officer emphasizes an overall analysis of the executive's performance for the prior year, his or her projected role and responsibilities, required impact on execution of our strategy, total cash and equity compensation internally, and other factors the Compensation Committee deems appropriate.

Elements of 2011 Executive Compensation. Overall, our executive compensation program is designed to be consistent with the objectives and principles set forth above. For the fiscal year 2011, the principal components of compensation for our executive officers were:

Base Salary. We provide executive officers with base salaries to compensate them for services provided during the year. The base salaries of our executive officers are generally established by the terms of employment agreements between the Company and those executives. These employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee shall determine to be appropriate. The Compensation Committee generally reviews the base salaries of our executive officers on an annual basis. In determining whether an increase in base compensation for the executive officers is appropriate, the Compensation Committee considers the performance of the Company and the executive officer during the prior year, the executive officers' level of base salary relative to other executive officers of the Company, and the recommendations of the chief executive officer and president. Based upon these factors, the Compensation Committee approved base salaries for our named executive officers for calendar years 2011 and 2010 as follows.

Name	2011 Base Salary ($)	2010 Base Salary ($)
Stephen J. Harrison	500,000	500,000
Mark A. Kelly	400,000	--
Daniel L. Walker	240,000	240,000
John R. Barnett	210,000	175,000
Keith E. Bornemann	160,000	160,000
Edward L. Pierce (1)	400,000	400,000
Kevin P. Cohn (2)	250,000	250,000

(1) Mr. Pierce served as our President until March 25, 2011.

(2) Mr. Cohn served as our Senior Vice President and Chief Financial Officer until March 9, 2011.

Cash Bonus. The Compensation Committee considers that compensation should be linked to operating performance. To achieve this link with regard to short-term performance, the Compensation Committee relies on cash bonuses awarded to our executive officers and other key employees. Pursuant to the terms of their employment agreements with the Company, the maximum total bonus award that Stephen J. Harrison, Daniel L. Walker, John R. Barnett and Keith E. Bornemann were eligible to receive for fiscal year 2011 was 100% of base salary for Mr. Harrison, 50% of base salary for Mr. Walker, 40% of base salary for Mr. Barnett, and 35% of base salary for Mr. Bornemann. The Compensation Committee did not use performance-based objectives or individual goals to determine bonuses for our executive officers for fiscal year 2011. All bonuses paid to our executive officers for fiscal year 2011 were determined by the Compensation Committee on a discretionary basis. In determining the cash bonuses to be paid to the executive officers for fiscal year 2011, the Compensation Committee considered the Company's results of operations during the year and the Compensation Committee's subjective determination of each executive officer's individual performance during the year, including the performance of the area of the Company for which they have responsibility, individual leadership, and contribution to the Company as a whole. The Compensation Committee approved the following bonuses to our executive officers for fiscal year 2011: Mr. Walker, $48,000 (20% of base salary); Mr. Barnett, $33,600 (16% of base salary); and Mr. Bornemann, $22,400 (14% of base salary). The cash bonuses paid for fiscal year 2011 to the named executive officers are reflected in the Summary Compensation Table.

Equity Awards. Equity awards, including stock options and restricted common stock ("restricted stock awards"), are the principal vehicle for payment of long-term compensation for our executive officers. The Compensation Committee believes stock-based incentive compensation should be structured so as to closely align the interests of the executive officers with the interests of our stockholders. All equity awards are granted pursuant to incentive plans approved by our stockholders. The Compensation Committee determines the equity award grants to the executive officers and takes into account the recommendations of the chief executive officer and president prior to approving awards of stock-based incentive compensation. Equity awards are granted in part to reward the senior executives for their long-term strategic management of the Company, and to motivate the executives to improve stockholder value. The Compensation Committee may also grant an award to an executive officer upon the commencement of his or her employment with the Company or upon a change in his or her duties or responsibilities with the Company. There were no stock awards granted during fiscal year 2011 to the named executive officers.

401(k) Plan. The Company maintains a 401(k) plan that provides for a matching contribution by the Company of 100% of the participant's voluntary salary contributions of the first 3% of the participant's salary contributed by the participant, plus 50% of the next 2% of salary, up to the maximum voluntary salary contribution established by the U.S. Department of Labor.

Elements of 2012 Executive Compensation Plan.

Base Salary. Consistent with the prior stated objectives of the base salary component of executive compensation, for fiscal year 2012, the Compensation Committee determined to maintain the base salaries of the named executive officers.

Cash Bonus and Equity Awards. On September 7, 2011, the Compensation Committee adopted the 2012 Management Bonus Program, which is consistent with the previously stated objectives of the cash bonus and equity award components of executive compensation. For non-senior executive officers and key employees, 50% of their respective bonus potential is subject to the Company achieving its financial pre-tax income projections for fiscal year 2012. The remainder is based on specific management business objectives set forth for that particular participant. For senior executive officers, certain financial performance metric targets, including premiums written, claims loss and loss adjustment expense ratios, net expense ratio and pre-tax income, have been approved as benchmarks for use by the Compensation Committee to evaluate the performance of the particular senior executive officer and determination of their respective bonus payout.

The following fixed bonus percentages will be followed for our named executive officers:

Name	Position	Target Bonus % of Base Salary (1)
Stephen J. Harrison	Chief Executive Officer	100%
Mark A. Kelly	Interim President	75%
John R. Barnett	Senior Vice President of Finance	50%
Daniel L. Walker	Senior Vice President – Operations	50%
Keith E. Bornemann	Vice President and Corporate Controller	35%

(1) Bonus payouts greater than 50% of bonus potential will be in the form of equity grants. All equity award grants are subject to prior approval of the Compensation Committee.

Perquisites and Other Benefits. The Company does not generally provide material perquisites that are not, in the Compensation Committee's view, integrally and directly related to the executive officers' duties. Our executive officers participate in broad-based benefit programs that are generally available to our salaried employees, including health, dental, disability and life insurance programs.

Benefits Upon Termination of Employment. We have employment agreements with our executive officers. These agreements generally provide that if the executive is terminated without cause or resigns for good reason (as defined in the employment agreements), the executive will receive certain severance payments and benefits. The Compensation Committee believes that the severance provisions contained in the employment agreements are an important element in attracting and retaining executive officers. See "Potential Payments Upon Termination or

Change in Control" for information with respect to potential payments and benefits under these employment agreements and our other compensation arrangements upon the termination of our executive officers.

Tax and Accounting Matters. Section 162(m) of the Internal Revenue Code of 1986, enacted as part of the Omnibus Budget Reconciliation Act of 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer and the four other most highly compensated executive officers. Under Internal Revenue Service regulations, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee expects to continue to monitor the application of Section 162(m) to executive compensation and will take appropriate action if it is warranted in the future. We operate our compensation programs with the intention of complying with Section 409A of the Internal Revenue Code of 1986.

Employment Agreements

We have employment agreements with each of our named executive officers, except for our interim President. The employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee determines to be appropriate. The employment agreements provide that the Company will employ the executive until the executive's termination of employment with the Company. In the event the executive's employment with the Company is terminated for any reason, including termination by the Company for or without cause, resignation by the executive for or without good reason, or the executive's death or disability, he will be entitled to receive his accrued but unpaid base salary, bonus and vacation pay through the effective date of termination, and unreimbursed employment-related expenses. In the event the executive's employment with the Company is terminated by the Company for "cause" (as defined under "Potential Payments Upon Termination or Change in Control") or by the executive without "good reason" (as defined under "Potential Payments Upon Termination or Change in Control"), the Company shall have no further obligations under the employment agreement. In the event the executive's employment with the Company is terminated by the Company without cause, by the executive for good reason, or as the result of death or disability or in connection with a change in control (as defined under "Potential Payments Upon Termination or Change in Control"), the employment agreement provides that the executive will be entitled to severance payments and benefits as described below under "Potential Payments Upon Termination or Change in Control." Payment of the severance payments and benefits generally is conditioned upon the executive's compliance with other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment.

Compensation Risk Assessment. The Compensation Committee has reviewed our compensation plans and policies to determine whether they encourage excessive or inappropriate risk-taking by our employees, including our named executive officers. This assessment included a review of our business and the design of our incentive plans and policies. Our compensation arrangements include base salaries at levels that the Compensation Committee believes provides employees with a steady income so that they are not encouraged to focus on short-term performance criteria to the detriment of other important Company measures. The performance measures used in our incentive-based compensation arrangements are based primarily upon Company measures, which we believe encourages executives and other employees to focus on overall corporate performance rather than individual performance or the performance of a specific part of our business, provide for payments based upon multiple levels of performance, and are capped at a specified percentage of annual salary. Based upon its review, the Compensation Committee has determined that our compensation plans and policies, taken as a whole, are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2011, the Compensation Committee of the Board of Directors was composed of Harvey B. Cash, Tom C. Nichols and Lyndon L. Olson, Jr. None of these persons has at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among our executive officers, members of the Compensation Committee or entities whose executives serve on the Board of Directors or the Compensation Committee that require disclosure under applicable SEC regulations.

Summary Compensation Table – Fiscal Years 2009 - 2011

The following table sets forth compensation for fiscal years 2011, 2010 and 2009 earned by (i) our chief executive officer, (ii) our chief financial officer, and (iii) our three next highest paid executive officers, who were either serving in such capacities on June 30, 2011, or during 2011, or are reportable pursuant to applicable SEC regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Stephen J. Harrison	2011	500,000	--	--	--	--	9,800 (3)	509,800
Chief Executive Officer	2010	500,000	120,000	44,969	--	--	9,800	674,769
	2009	500,000	--	95,143	--	225,000	9,500	829,643
Mark A. Kelly	2011	133,333 (4)	--	--	--	--	--	133,333
Interim President								
John R. Barnett	2011	182,292	33,600	--	--	--	7,071 (3)	222,963
Senior Vice President of Finance								
Michael J. Bodayle	2011	182,500	18,250	--	--	--	7,409 (3)	208,159
Former Interim Chief Financial Officer; Current Vice President - Treasurer, Chief Financial Officer – Insurance Operations and Secretary								
Daniel L. Walker	2011	240,000	48,000	--	--	--	4,000 (3)	292,000
Senior Vice President -	2010	240,000	85,000	--	--	--	--	325,000
Operations	2009	223,750	41,597	86,668	--	50,903	--	402,918
Keith E. Bornemann	2011	160,000	22,400	--	--	--	7,620 (3)	190,020
Vice President and Corporate	2010	160,000	30,500	6,186	--	--	8,280	204,966
Controller	2009	147,500	21,187	34,665	--	25,813	6,001	235,166
Edward L. Pierce (5)	2011	309,234	--	--	--	--	205,800 (6)	515,034
Former President	2010	400,000	110,000	129,699	--	--	9,800	649,499
	2009	400,000	65,000	51,300	--	135,000	9,500	660,800
Kevin P. Cohn (7)	2011	186,851	--	--	--	--	153,107 (8)	339,958
Former Senior Vice President,	2010	250,000	60,000	54,859	--	--	9,800	374,659
Chief Financial Officer and Secretary	2009	250,000	46,663	--	--	78,337	9,500	384,500

(1) Represents the aggregate grant date fair value of restricted stock awards granted during each respective fiscal year computed in accordance with FASB ASC 718-20. Aggregate compensation expense is equal to the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant multiplied by the number of shares of restricted stock granted.

(2) Represents the aggregate grant date fair value of option awards granted during each respective fiscal year computed in accordance with FASB ASC 718-20. Aggregate compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model. See Note 4 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 for the assumptions made in determining option values.

(3) Represents the matching amounts paid by the Company under our 401(k) Plan.

(4) Represents an annual salary of $400,000, prorated for service from March 2011 to June 2011.

(5) Mr. Pierce served as our President until March 25, 2011. Pursuant to the terms of his Employment Agreement, Mr. Pierce will receive his current base salary times two through March 25, 2012.

(6) Includes $5,800 attributable to the matching amount paid by the Company under our 401(k) Plan and $200,000 of severance payments pursuant to the terms of his Employment Agreement.

(7) Mr. Cohn served as our Senior Vice President, Chief Financial Officer and Secretary until March 9, 2011. Pursuant to the terms of his Employment Agreement, Mr. Cohn will receive his current base salary times two through March 9, 2012.

(8) Includes $7,274 attributable to the matching amount paid by the Company under our 401(k) Plan and $145,833 of severance payments pursuant to the terms of his Employment Agreement.

Grants of Plan-Based Awards – Fiscal Year 2011

During fiscal year 2011, none of our named executive officers were granted an equity award.

Outstanding Equity Awards at Fiscal Year-End – Fiscal Year 2011

The following table sets forth information concerning outstanding equity awards held by our named executive officers at June 30, 2011.

	Option Awards							Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	
Stephen J. Harrison	--		--		--	--		8,769	(1)	16,223	(2)
								17,121	(1)	31,674	(2)
John R. Barnett	24,000		16,000	(3)	3.04	3/18/18		14,561	(4)	26,938	(2)
								5,394	(5)	9,979	(2)
Michael J. Bodayle	30,000		20,000	(3)	3.04	3/18/18		10,534	(5)	19,488	(2)
Daniel L. Walker	60,000		40,000	(3)	3.04	3/18/18		20,801	(4)	38,482	(2)
Keith E. Bornemann	21,000		14,000	(3)	3.04	3/18/18		8,320	(4)	15,392	(2)
								2,512	(5)	4,647	(2)
Edward L. Pierce	100,000	(6)	--		3.04	3/25/13		--		--	
Kevin P. Cohn	168,750	(7)	--		3.04	3/9/13		--		--	

(1) The Company issued 17,537 and 22,827 restricted shares to Mr. Stephen J. Harrison on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreements, the shares issued vest in equal 25% installments over a four-year period beginning on the first anniversary of the respective date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Stephen J. Harrison, as described within the "Potential Payments Upon Termination or Change in Control" section.

(2) Market value based on a closing share price of $1.85 for the Company's Common Stock on the New York Stock Exchange on June 30, 2011.

(3) Messrs. Barnett, Bodayle, Walker and Bornemann were granted an option to purchase 40,000, 50,000, 100,000 and 35,000 shares, respectively, on March 18, 2008. The options vest in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant.

(4) The Company issued 24,267, 34,667 and 13,866 restricted shares to Messrs. Barnett, Walker and Bornemann, respectively, on February 10, 2009. Pursuant to the restricted stock award agreements, the shares vest in equal installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Messrs. Barnett, Walker or Bornemann, as applicable, as described within the "Potential Payments Upon Termination or Change in Control" section.

(5) The Company issued 6,742, 13,167 and 3,140 restricted shares to Messrs. Barnett, Bodayle and Bornemann, respectively, on November 18, 2009. Pursuant to the restricted stock award agreements, the shares vest in equal installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Messrs. Barnett, Bodayle or Bornemann, as described within the "Potential Payments Upon Termination or Change in Control" section.

(6) Mr. Pierce was granted an option to purchase 100,000 shares on March 18, 2008. Pursuant to the terms of his Employment Agreement, the option fully vested effective March 25, 2011 upon the termination of his employment with the Company. Mr. Pierce must exercise the option by March 25, 2013.

(7) Mr. Cohn was granted an option to purchase 225,000 shares on March 18, 2008. Pursuant to the terms of his Employment Agreement, 168,750 options vested and 56,250 options were cancelled effective March 9, 2011 upon the termination of his employment with the Company. Mr. Cohn must exercise the vested portion of these options by March 9, 2013.

Option Exercises and Stock Vested – Fiscal Year 2011

The following table sets forth information concerning each equity award held by a named executive officer that vested in fiscal year 2011. No awards were exercised during fiscal year 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Stephen J. Harrison	--	--	4,384 (1) 5,706 (1)	8,023 (2) 10,556 (3)
John R. Barnett	--	--	4,853 (4) 1,348 (4)	5,074 (2) 2,494 (3)
Michael J. Bodayle	--	--	2,633 (5)	4,871 (3)
Daniel L. Walker	--	--	6,933 (6)	12,687 (2)
Keith E. Bornemann	--	--	2,773 (7) 628 (7)	5,074 (2) 1,162 (3)
Edward L. Pierce	--	--	160,000 (8) 65,837 (8)	280,000 (9) 120,317 (10)
Kevin P. Cohn	--	--	27,847 (11)	52,352 (12)

(1) The Company issued 17,537 and 22,827 restricted shares to Mr. Stephen J. Harrison on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreements, of the 17,537 shares issued on February 10, 2009, 4,384 shares vested on each of February 10, 2010 and 2011 and of the 22,827 shares issued on November 18, 2009, 5,706 shares vested on November 18, 2010, while the remaining unvested shares will vest in equal 25% installments on each anniversary of the respective date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Stephen J. Harrison, as described within the "Potential Payments Upon Termination or Change in Control" section.

(2) Value realized on vesting based on a closing share price of $1.83 for the Company's Common Stock on the New York Stock Exchange on February 10, 2011.

(3) Value realized on vesting based on a closing share price of $1.85 for the Company's Common Stock on the New York Stock Exchange on November 18, 2010.

(4) The Company issued 24,267 and 6,742 restricted shares to Mr. Barnett on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreement, of the 24,267 shares issued on February 10, 2009, 4,853 shares vested on each of February 10, 2010 and 2011 and of the 6,742 shares issued on November 18, 2009, 1,348 shares vested on November 18, 2010 while the remaining unvested shares will vest in equal 20% installments on each anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Barnett, as described within the "Potential Payments Upon Termination or Change in Control" section.

(5) The Company issued 13,167 restricted shares to Mr. Bodayle on November 18, 2009. Pursuant to the restricted stock award agreement, of the 13,167 shares issued on November 18, 2009, 2,633 shares vested on November 18, 2010 while the remaining unvested shares will vest in equal 20% installments on each anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Bodayle, as described within the "Potential Payments Upon Termination or Change in Control" section.

(6) The Company issued 34,667 restricted shares to Mr. Walker on February 10, 2009. Pursuant to the restricted stock award agreement, 6,933 shares vested on each of February 10, 2010 and 2011, while the remaining unvested shares will vest in equal 20% installments on each anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Mr. Walker, as described within the "Potential Payments Upon Termination or Change in Control".

(7) The Company issued 13,866 and 3,140 restricted shares to Mr. Bornemann on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreement, of the 13,866 shares issued on February 10, 2009, 2,773 shares vested on each of February 10, 2010 and 2011 and of the 3,140 shares issued on November 18, 2009, 628 shares vested on November 18, 2010 while the remaining unvested shares will vest in equal 20% installments on each anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Bornemann, as described within the "Potential Payments Upon Termination or Change in Control" section.

(8) The Company issued 400,000 and 65,837 restricted shares to Mr. Pierce on March 18, 2008 and November 18, 2009, respectively. Pursuant to restricted stock award agreements, of the 400,000 shares issued on March 18, 2008, 160,000 shares vested on July 1, 2009 and 80,000 shares vested on each of October 1, 2009 and 2010, while of the 65,837 shares issued on November 18, 2009, 16,459 shares vested on November 18, 2010. Effective March 25, 2011, pursuant to the terms of his Employment Agreement, all of Mr. Pierce's unvested restricted stock became fully vested upon the termination of his employment with the Company. This included 80,000 shares originally issued on March 18, 2008 and 49,378 originally issued on November 18, 2009.

(9) Value realized on vesting based on closing share prices of $1.68 and $1.82 for the Company's Common Stock on the New York Stock Exchange on October 1, 2010 and March 25, 2011, respectively.

(10) Value realized on vesting based on closing share prices of $1.85 and $1.82 for the Company's Common Stock on the New York Stock Exchange on November 18, 2010 and March 25, 2011, respectively.

(11) The Company issued 27,847 restricted shares to Mr. Cohn on November 18, 2009. Pursuant to restricted stock award agreement, of the 27,847 shares issued on November 18, 2009, 6,962 shares vested on November 18, 2010. Effective March 9, 2011, pursuant to the terms of his Employment Agreement, all of Mr. Cohn's unvested restricted stock became fully vested upon the termination of his employment with the Company. This included 20,885 shares originally issued on November 18, 2009.

(12) Value realized on vesting based on closing share prices of $1.85 and $1.89 for the Company's Common Stock on the New York Stock Exchange on November 18, 2010 and March 9, 2011, respectively.

Equity Compensation Plan Information

The following table summarizes information with respect to our equity compensation plans as of June 30, 2011.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	4,499,428	$ 3.06	3,051,833
Equity compensation plans not approved by security holders	--	--	--

Potential Payments Upon Termination or Change in Control

Certain of the Company's named executive officers are subject to written employment agreements that set forth the consideration payable to such named executive officers in connection with the termination of their employment. Payments of these amounts generally are conditioned upon the named executive officer's compliance with the other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment. In addition, the stock award agreements to which each of the named executive officers is a party include certain provisions that address the rights of the named executive officers upon termination.

Description of Potential Payments on Termination or Change in Control. The discussion below outlines the amount of compensation payable to those named executive officers of the Company with written employment agreements in the event of a termination of employment or following a change in control. Except as otherwise noted, the discussion below applies to each of the named executive officers.

Payments Made Upon Any Termination of Employment. Regardless of the manner in which a named executive officer's employment with the Company is terminated, he will be entitled to receive the following amounts:

- accrued but unpaid base salary through the effective date of termination;
- accrued but unpaid bonus owed to the executive as of the date of termination;
- accrued but unpaid vacation pay; and
- unreimbursed employment-related expenses.

Payments Made Upon Termination of a Named Executive Officer for Cause. The Company may terminate each named executive officer for "cause," which is defined as:

- his conviction of a felony or a crime involving moral turpitude;
- his act of dishonesty or fraud that has caused material harm to the Company;
- his willful and continued failure to substantially perform duties and obligations under his employment agreement (other than any such failure resulting from incapacity due to physical or mental illness); or
- his uncured gross negligence or willful misconduct.

If a named executive officer were terminated for cause, he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

Payments Made Upon Resignation of a Named Executive Officer Without Good Reason. Each named executive officer may resign at any time. If his resignation were not for "good reason" (as defined below), he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

The term "good reason" is defined in the named executive officers' employment agreements as:

- a reduction in the amount of the executive's compensation in a manner that constitutes a breach of his employment agreement;
- a material uncured breach of the Company's obligations under the employment agreement;
- an assignment of duties materially inconsistent with his position, duties, responsibilities and status with the Company, a reduction of his authority, a material change in his reporting responsibilities, titles or offices, or removal of him from any such positions (except in connection with the termination of his employment for cause, resignation of his employment other than for good reason or as a result of his death or disability); or
- a requirement that he relocate his place of work to a location more than 50 miles from the Company's current corporate headquarters (25 miles with respect to Mr. Stephen J. Harrison).

And, solely with respect to Mr. Stephen J. Harrison's employment agreement, as:

- a "change in control" (as defined on page 24) of the Company (other than one that he approved or voted in favor of in his capacity as a director and/or stockholder of the Company); or
- removal from the Board other than for cause or is not reelected to the Board at the end of his term of service thereon.

Payments Made Upon Disability of a Named Executive Officer. In the event of a named executive officer's "disability" (defined as executive's incapacitation or other absence from his full-time duties for six consecutive months or for at least 180 days during any 12-month period, in either case as a result of a mental or physical illness or injury), he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above.

The term "disability" is defined under Mr. Stephen J. Harrison's employment agreement as:

- an inability to engage in any substantial gainful activity by reason of any medically physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;
- the receipt of income replacement benefits for a period of not less than three (3) months under an accident and health plan sponsored by the Company which covers employees of the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or
- totally disabled, as determined by the Social Security Administration.

In the event of Mr. Stephen J. Harrison's disability, he would also be entitled to:

- payments during the "severance period" (as defined below) in an amount equal to 60% of his initial base salary, payable in regular installments, net of any benefits he receives from disability insurance;
- participate during the severance period in all employee health benefit programs made generally available to the Company's senior management; and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

The term "severance period" is defined under Mr. Stephen J. Harrison's employment agreement as the second anniversary of the termination of his employment.

In the event of a named executive officer's "total and permanent disability" (as defined below), he would also be entitled to:

- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

The term "total and permanent disability" is defined under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan as a person being qualified for long-term disability benefits under the Company's or one of its subsidiaries' disability plans or insurance policies; or, if no such plan or policy is then in existence or if such person is not eligible to participate in such plan or policy, that the person is incapacitated and absent from his or her duties with the Company or any of its subsidiaries on a full time basis for a period of six (6) continuous months or for at least one hundred eighty (180) days during any twelve (12) month period as a result of mental or physical illness or physical injury, as determined in good faith by the Compensation Committee.

Payments Made Upon Death of a Named Executive Officer. In the event of a named executive officer's death, his estate would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Stephen J. Harrison's death, his estate would also be entitled to:

- a bonus in the amount equal to the annual bonus he would have been entitled to had he remained an employee for the entire year, multiplied by the number of days in such year prior to the date of death, divided by 365.

Payments Made Upon Retirement of a Named Executive Officer. In the event of a named executive officer's retirement, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

Payments Made Upon Termination Without Cause or Resignation for Good Reason. In the event of a named executive officer's termination without cause or resignation for good reason, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Stephen J. Harrison's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to the product of his then current base salary, times two (2), payable in one lump sum as of the effective date of termination or resignation;
- a payment equal to the product of his annual bonus paid for the fiscal year immediately preceding the fiscal year in which the termination or resignation occurs, times two (2), payable in one lump sum as of the effective date of termination or resignation;
- participate through the second anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's senior management; and
- an additional payment for any excise taxes resulting from the foregoing payments if the foregoing payments are made in connection with a change in control of the Company.

In the event of Mr. Walker's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 200 percent, is payable in one lump sum as of the effective date of the termination or resignation); and
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees (if termination or resignation is in connection with a change in control of the Company and occurs within twelve (12) months of such change in control, then participation through the second anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees).

In the event of Messrs. Barnett, Bodayle or Bornemann's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 150 percent, is payable in one lump sum as of the effective date of the termination or resignation); and
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees.

The term "change in control" is defined under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan as:

- any consolidation, merger or share exchange of the Company in which the holders of a majority of the Company's outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor thereto following such transaction;
- any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company;
- the approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company;
- the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals who (a) at July 1, 2002 were directors or (b) become directors after July 1, 2002 and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors on July 1, 2002 or whose election or nomination for election was previously so approved; or
- the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 50% or more of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934) who beneficially owned less than 50% of the voting power of the Company's outstanding voting securities on July 1, 2002.

Provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a change in control if the acquiror is (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity; (b) a subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company; or (c) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Pursuant to the terms of each named executive officer's nonqualified stock option agreement, upon the effective date of a change in control, all unvested options granted to him will immediately become fully vested and exercisable provided that he is employed by (or, if he is a consultant or an outside director, is providing services to) the Company or a subsidiary from the grant date to the effective date of the change in control.

Pursuant to the terms of each named executive officer's restricted stock award agreement, upon the effective date of a change in control, all restrictions set forth and relating to such restricted stock awards granted to him will immediately be terminated.

Summary of Potential Payments on Termination or Change in Control. The following tables set forth the estimated benefits to which each named executive officer is entitled in the event that (i) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason, (ii) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason in connection with a change in control of the Company, or (iii) the Company terminates the named executive officer for cause or the named executive officer resigns without good reason, or as a result of disability, death or retirement of the named executive officer, assuming that the triggering event took place on and as of June 30, 2011.

Termination Without Cause or Resignation For Good Reason

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison	--	1,000,000	14,355	--	47,897	1,062,252
Mark A. Kelly	--	--	--	--	--	--
John R. Barnett	--	210,000	10,897	--	36,917	257,814
Michael J. Bodayle	--	182,500	9,716	--	19,488	211,704
Daniel L. Walker	--	240,000	7,001	--	38,482	285,483
Keith E. Bornemann	--	160,000	6,864	--	20,039	186,903

(1) In the case of Mr. Stephen J. Harrison, includes the receipt of the accrued and unpaid bonuses and a lump sum payment equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs times two (2). In the case of Messrs. Barnett, Bodayle, Walker and Bornemann, includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Mr. Stephen J. Harrison includes the receipt of an amount equal to the then current base salary times two (2). In the case of Messrs. Barnett, Bodayle, Walker and Bornemann, includes the receipt of the then current base salary.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the second anniversary of the date of termination of employment in the case of Mr. Stephen J. Harrison, and for the period of twelve (12) months after the termination date in the case of Messrs. Barnett, Bodayle, Walker and Bornemann; also includes the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2011). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.85 per share on June 30, 2011. All stock options held on June 30, 2011 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.85 for the Company's Common Stock on the New York Stock Exchange on June 30, 2011.

Termination Without Cause or Resignation for Good Reason Resulting From a Change in Control

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison	--	1,000,000	14,355	--	47,897	1,062,252
Mark A. Kelly	--	--	--	--	--	--
John R. Barnett	--	315,000	10,897	--	36,917	362,814
Michael J. Bodayle	--	273,750	9,716	--	19,488	302,954
Daniel L. Walker	--	480,000	14,002	--	38,482	532,484
Keith E. Bornemann	--	240,000	6,864	--	20,039	266,903

(1) In the case of Mr. Stephen J. Harrison, includes the receipt of the accrued and unpaid bonuses and a lump sum payment equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs times two (2). In the case of Messrs. Barnett, Bodayle, Walker and Bornemann, includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison and Walker, includes the receipt of an amount equal to their then current base salary times two (2). In the case of Messrs. Barnett, Bodayle and Bornemann, includes the receipt of an amount equal to their then current base salary times 150 percent.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the second anniversary of the date of termination of employment in the case of Messrs. Stephen J. Harrison and Walker, and for the period of twelve (12) months after the termination date in the case of Messrs. Barnett, Bodayle and Bornemann; also includes the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2011). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.85 per share on June 30, 2011. All stock options held on June 30, 2011 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.85 for the Company's Common Stock on the New York Stock Exchange on June 30, 2011.

Termination For Cause or Resignation Without Good Reason, or Resulting From Disability, Death or Retirement

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison						
Cause or Resignation						
Without Good Reason		--	--	--	--	--
Disability	--	300,000	14,355	--	47,897	362,252
Death	--	--	--	--	47,897	47,897
Retirement	--	--	--	--	47,897	47,897
Mark A. Kelly						
Cause or Resignation						
Without Good Reason		--	--	--	--	--
Disability	--	--	--	--	--	--
Death	--	--	--	--	--	--
Retirement	--	--	--	--	--	--
John R. Barnett						
Cause or Resignation						
Without Good Reason		--	--	--	--	--
Disability	--	--	--	--	36,917	36,917
Death	--	--	--	--	36,917	36,917
Retirement	--	--	--	--	36,917	36,917
Michael J. Bodayle						
Cause or Resignation						
Without Good Reason		--	--	--	--	--
Disability	--	--	--	--	19,488	19,488
Death	--	--	--	--	19,488	19,488
Retirement	--	--	--	--	19,488	19,488
Daniel L. Walker						
Cause or Resignation						
Without Good Reason	--	--	--	--	--	--
Disability	--	--	--	--	38,482	38,482
Death	--	--	--	--	38,482	38,482
Retirement	--	--	--	--	38,482	38,482
Keith E. Bornemann						
Cause or Resignation						
Without Good Reason		--	--	--	--	--
Disability	--	--	--	--	20,039	20,039
Death	--	--	--	--	20,039	20,039
Retirement	--	--	--	--	20,039	20,039

(1) Includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Mr. Stephen J. Harrison, includes the receipt of 60% of his initial base salary, net of any benefits received from disability insurance, as stipulated in his employment agreement.

(3) In the case of Mr. Stephen J. Harrison, represents the estimated maximum aggregate amount of his payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of him and members of his immediate family until the second anniversary of the date of termination of employment.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2011). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.85 per share on June 30, 2011. All stock options held on June 30, 2011 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.85 for the Company's Common Stock on the New York Stock Exchange on June 30, 2011.

PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to newly enacted Section 14A(a)(1) of the Securities Exchange Act of 1934, we are asking stockholders to cast an advisory vote on the compensation of our named executive officers disclosed in the Executive Compensation section of this Proxy Statement. While this vote is a non-binding advisory vote, we value the opinions of stockholders and will consider the outcome of the vote when making future compensation decisions.

As described in detail under the heading "Compensation Discussion and Analysis," our compensation programs are designed to align a significant portion of each named executive officer's total compensation with the annual and long-term performance of the Company and the interests of our stockholders. Stockholders are urged to read the Compensation Discussion and Analysis, compensation tables and narrative discussion in this Proxy Statement, which discuss in detail how our compensation policies and procedures implement our compensation philosophy.

The vote on this matter is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement. The vote is advisory and, therefore, not binding on the Company, the Board of Directors or the Compensation Committee of the Board of Directors.

We are asking our stockholders to indicate their support for this Proposal 2 and the compensation paid to our named executive officers as disclosed commencing on page 14 of this Proxy Statement by voting **FOR**, on an advisory basis, the following resolution:

> "NOW, THEREFORE, BE IT RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers of the Company, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, the compensation tables and the narrative discussion related thereto."

The Board of Directors recommends that you vote FOR the compensation of our named executive officers.

PROPOSAL 3 – ADVISORY VOTE ON THE FREQUENCY OF STOCKHOLDER ADVISORY VOTES ON EXECUTIVE COMPENSATION

Pursuant to newly enacted Section 14A(a)(1) of the Securities Exchange Act of 1934, we are asking stockholders to recommend, on an advisory basis, whether the advisory stockholder vote on the compensation of our named executive officers should occur every one, two or three years. While this vote is a non-binding advisory vote, we value the opinions of stockholders and will consider the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

Our Board of Directors has determined that an annual advisory vote on executive compensation will allow our stockholders to provide timely, direct input on our executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. Our Board of Director believes that an annual vote is, therefore, consistent with our efforts to engage in an ongoing dialogue with our stockholders on executive compensation and corporate governance matters.

We understand that our stockholders may have differing views as to which interval is the most appropriate for us to seek a non-binding advisory vote on executive compensation. Stockholders may cast their vote on the preferred voting frequency with respect to a non-binding advisory vote on executive compensation by choosing either one year, two years, three years or by abstaining from voting in response to the following resolution regarding the frequency of seeking non-binding advisory votes on executive compensation:

> "FURTHER RESOLVED, that the option of once every year, two years or three years that receives a majority of the votes cast, or if a majority of the votes cast is not cast for any option, then the option that receives the greatest number of votes cast, for this resolution will determine the preferred frequency with which the Company is to hold a stockholder vote to

approve, on a non-binding advisory basis, the compensation of our named executive officers as such compensation is disclosed in our annual meeting proxy statements in accordance with the rules and regulations of the SEC."

The vote is advisory and, therefore, not binding on the Company, the Board of Directors or the Compensation Committee of the Board of Directors.

The proxy card and other voting procedures provide stockholders with the opportunity to choose among four options (holding the vote every year, every two years or every three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the recommendation of the Board of Directors.

The Board of Directors recommends that you vote FOR the option of once every year as the preferred frequency of votes on executive compensation.

PROPOSAL 4 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP ("Ernst & Young") to serve as our independent registered public accounting firm for the current fiscal year, and the stockholders are requested to ratify this appointment. Ernst & Young has served as our independent registered public accounting firm since September 2005. A representative of Ernst & Young is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. Stockholders should recognize that the ratification of the appointment of Ernst & Young does not preclude the Audit Committee from subsequently determining to change our independent registered public accounting firm if the Audit Committee determines such action to be in the best interests of the Company and its stockholders.

Fees Billed to Us by Ernst & Young LLP For Fiscal Years 2011 and 2010

Audit Fees. The aggregate audit fees billed by Ernst & Young for the fiscal years 2011 and 2010 were $650,000 and $651,950, respectively. The fees include professional services and expenses for annual financial and statutory audits, including internal control over financial reporting, and quarterly reviews of our financial statements.

Audit-Related Fees. Audit-related fees billed by Ernst & Young for the fiscal years 2011 and 2010 were $25,000, respectively. These fees related to the audit of the Company's 401(k) plan.

Tax Fees. The aggregate tax fees billed by Ernst & Young for the fiscal years 2011 and 2010 were $69,500, respectively. These fees related primary to the preparation of federal and state income tax returns for the Company.

All Other Fees. Other fees billed by Ernst & Young for the fiscal years 2011 and 2010 were $7,200 and $766,400, respectively. The fiscal year 2011 fees related to state regulatory audit support services, while the fiscal year 2010 fees related primarily to transaction advisory services.

Audit Committee Pre-Approval Policies and Procedures.

Our Audit Committee has adopted a policy, contained in its Restated Charter, which provides that our Audit Committee must pre-approve all audit and non-audit services provided to the Company by our independent registered public accounting firm. This policy is administered by our senior management, which reports throughout the year to the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by Ernst & Young.

Auditor Rotation Policies

Ernst & Young maintains partner rotation policies in accordance with the rules promulgated by the SEC. Such rules have required rotation of the lead audit partner after five years of assignment to the engagement.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter. A properly executed proxy marked "ABSTAIN" with respect to this proposal will have the same effect as a vote against the proposal. However, as discussed elsewhere in this proxy statement, both abstentions and broker non-votes will factor into the determination of the existence of a quorum.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ADDITIONAL INFORMATION

Stockholder Proposals for the 2012 Annual Meeting. Pursuant to Rule 14a-8(e) of the Securities Exchange Act of 1934, stockholder proposals submitted in accordance with applicable rules and regulations for presentation at our next annual meeting and received at our executive offices no later than June 14, 2012 will be considered for inclusion in our proxy statement and form of proxy relating to the 2012 annual meeting.

For other stockholder proposals to be timely (but not considered for inclusion in our proxy statement), a stockholder's notice must be received at our executive offices no later than 60 days before our annual meeting or (if later) within ten days after the public notice of that meeting is sent to the stockholders of the Company, and should otherwise comply with the advance notice provisions of our certificate of incorporation. For proposals that are not timely filed, we retain discretion to vote the proxies that we receive. For proposals that are timely filed, we retain discretion to vote the proxies that we receive, provided (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion and (2) the proponent does not issue a proxy statement.

Proxy Solicitation Costs. The proxies being solicited hereby are being solicited by us. We will bear the cost of soliciting proxies in the enclosed form. Our officers and regular employees may, but without compensation other than their regular compensation, solicit proxies by mail, personal conversations, telephone, telex, facsimile or electronic means. Upon request, we will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of our common stock.

Financial Statements Available. A copy of our 2011 Annual Report to Stockholders containing our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 and other information accompanies this proxy statement.

Householding Information. As permitted by the SEC's proxy statement rules, we will deliver only one copy of our 2011 Annual Report to Stockholders or this proxy statement to two or more stockholders who share an address, unless we have received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of our 2011 Annual Report to Stockholders or this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Conversely, stockholders sharing an address who are receiving multiple copies of our annual reports or proxy statements may request delivery of a single copy.

Requests in this regard should be addressed to:

Investor Relations
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215
1-800-321-0899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2011

Commission file number 001-12117

FIRST ACCEPTANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**75-1328153**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3813 Green Hills Village Drive, Nashville, Tennessee	**37215**
(Address of principal executive offices)	*(Zip Code)*

(615) 844-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of exchange on which registered
Common Stock, $.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based on the closing price of these shares on the New York Stock Exchange on December 31, 2010, was $30,202,145. For the purposes of this disclosure only, the registrant has assumed that its directors, executive officers and beneficial owners of 5% or more of the registrant's common stock are affiliates of the registrant.

As of August 31, 2011, there were 48,458,178 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

All of the information called for by Part III of this report is incorporated by reference to the Definitive Proxy Statement for our 2011 Annual Meeting of Shareholders, which will be held on November 15, 2011.

FIRST ACCEPTANCE CORPORATION 10-K

Index to Annual Report on Form 10-K

PART I

Item 1. Business

General

First Acceptance Corporation (the "Company," "we" or "us") is a retailer, servicer and underwriter of non-standard personal automobile insurance based in Nashville, Tennessee. We currently write non-standard personal automobile insurance in 12 states and are licensed as an insurer in 13 additional states. We own and operate three insurance company subsidiaries: First Acceptance Insurance Company, Inc. ("FAIC"), First Acceptance Insurance Company of Georgia, Inc. ("FAIC-GA") and First Acceptance Insurance Company of Tennessee, Inc. ("FAIC-TN"). Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type, and in most instances who are required by law to buy a minimum amount of automobile insurance. At August 31, 2011, we leased and operated 384 retail locations, staffed with employee-agents. Our employee-agents primarily sell non-standard personal automobile insurance products underwritten by us, as well as certain commissionable ancillary products and other insurance products. In select markets, we also sell our products through 13 retail locations operated by independent agents.

Personal Automobile Insurance Market

Personal automobile insurance is the largest line of property and casualty insurance in the United States with, according to SNL Financial, an estimated market size of $166 billion in premiums earned for the year ended December 31, 2010. Personal automobile insurance provides drivers with coverage for liability to others for bodily injury and property damage and for physical damage to the driver's vehicle from collision and other perils.

The market for personal automobile insurance is generally divided into three product segments: non-standard, standard and preferred insurance. We believe that the premiums earned in the non-standard automobile insurance market segment in the United States represent between 15% and 25% of the total personal automobile insurance market.

Competition

The non-standard personal automobile insurance business is highly competitive. We believe that our primary competition comes not only from national companies or their subsidiaries, but also from non-standard insurers and independent agents that operate only in specific regions or states. We compete against other vertically integrated insurance companies and independent agents that market insurance on behalf of a number of insurers. We compete with these other insurers on factors such as initial down payment, availability of monthly payment plans, price, customer service and claims service. We believe that our significant competitors are the Affirmative, Berkshire Hathaway (which includes GEICO), Bristol West, Direct General, Infinity, Permanent General, Progressive and Safe Auto insurance groups.

Our Business

We are a vertically integrated business that acts as the agency, servicer and underwriter of non-standard personal automobile insurance. We believe our business model allows us to identify and satisfy the needs of our target customers and eliminates many of the inefficiencies associated with a non-integrated automobile insurance model. Our retail locations are staffed with employee-agents who primarily sell non-standard personal automobile insurance products underwritten by us, as well as certain commissionable ancillary products. Our vertical integration, combined with our conveniently located retail locations, enables us to control the point of sale and to retain significant revenue that would otherwise be lost in a non-integrated insurance business model.

We offer customers automobile insurance with low down payments, competitive monthly payments, convenient locations and a high level of personal service. This strategy makes it easier for our customers to obtain automobile insurance, which is legally mandated in the states in which we currently operate. Currently, our policy renewal rate (the percentage of policies that are renewed after completion of the full uninterrupted policy term) is approximately 38%, which, due to the payment patterns of our customers, is lower than the average renewal rate of standard personal automobile insurance providers. However, we accept customers seeking insurance who have previously terminated coverage provided by us without imposing any additional requirements on such customers. Our business model and systems allow us to issue policies efficiently and, when necessary, cancel them to minimize the potential for credit loss while adhering to regulatory cancellation notice requirements.

In addition to a low down payment and competitive monthly rates, we offer customers valuable face-to-face contact and speed of service as many of our customers prefer not to purchase a new automobile insurance policy over the phone or through the internet. Substantially all of our customers make their payments at our retail locations. For our customers, our employee-agents are not only the face of the Company, but also the preferred interface for buying insurance. Our policies are issued at the point of sale, and applications are processed in two business days, as opposed to the much longer period that is often typical in the automobile insurance industry.

In the future, we may explore growth opportunities by introducing additional insurance products and expanding into new geographic markets through opening new retail locations and pursuing selective acquisitions, including acquisitions of local agencies who write non-standard automobile insurance for other insurance companies. We recognize a growing consumer demand to purchase personal automobile insurance over the phone and through the internet. We are focused on improving our ability to meet consumer expectations in these distribution channels.

Our Products

Our core business involves issuing automobile insurance policies to individuals who are categorized as "non-standard," based primarily on their inability or unwillingness to obtain insurance coverage from standard carriers due to various factors, including their payment history or need for monthly payment plans, failure to maintain continuous insurance coverage or driving record. We believe that a majority of our customers seek non-standard insurance due to their failure to maintain continuous coverage or their need for affordable monthly payments, rather than as a result of poor driving records. The majority of our customers purchase the minimum amount of coverage required by law.

In addition to non-standard personal automobile insurance, we also offer our customers optional products that provide ancillary reimbursements and benefits in the event of an automobile accident. Those products generally provide reimbursements for medical expenses and hospital stays as a result of injuries sustained in an automobile accident, automobile towing and rental, bail bond premiums and ambulance services. We also offer and underwrite a tenant homeowner policy that provides contents and liability coverage to those of our customers who are renters.

Marketing

Our marketing strategy is based on promoting brand recognition of our products and encouraging prospective customers to visit one of our retail locations. Our primary advertising strategy combines local print media advertising with low-cost television and radio advertising. We market our business under the name "Acceptance Insurance" in all areas except in the Chicago-area, where we currently use the names "Yale Insurance" and "Insurance Plus."

Distribution

We primarily distribute our products through our retail locations. We believe the local office concept is attractive to most of our customers, as they desire the face-to-face assistance they cannot receive via the internet or over the telephone. Our advertisements promote local phone numbers that are answered at either the local retail office or one of our regional customer service centers, which are located in Nashville, Tennessee and Chicago, Illinois. The entire sales process can be completed at the local retail office where the down payment is collected and a policy is issued. Future payments can be made either at the local office, by telephone, over the internet, or mailed to our Nashville customer service center.

We recognize the growing consumer preferences to purchase personal automobile insurance over the phone and through the internet. We are focused on improving our ability to meet customer expectations in these distribution channels. Within the next twelve months we expect to be able to quote and bind policies over the phone and through the internet. As a part of these initiatives, we will add electronic signature capability to our current process. In most cases, this will eliminate the requirement for customers to visit our local offices to bind a policy.

Underwriting and Pricing

Our underwriting and pricing systems are fully automated. We believe that these systems provide a competitive advantage to us because they give us the ability to capture relevant pricing information, improve efficiencies, increase the accuracy and consistency of underwriting decisions and reduce training costs.

Pricing is generally based on the specific type of vehicle and the driver's age, gender, marital status, driving experience and location. We also review loss trends in each of the states in which we operate to assess the adequacy of our rates and underwriting standards. We adjust rates periodically, as necessary, and as permitted by applicable regulatory authorities, to maintain or improve underwriting results in each market.

During fiscal year 2010 we began the process of implementing a new pricing program that is based on multivariate analysis of our historical results and uses insurance scoring as a variable. We believe that this new pricing program provides us with greater pricing segmentation and improves our pricing relative to the risk we are insuring. Currently, approximately 32% of our policies in force ("PIF") have been underwritten using this new pricing program, which has now been implemented in nine of the twelve states in which we operate. We plan to implement the new pricing program in the three remaining states in which we operate by December 2011.

Claims Handling

Non-standard personal automobile insurance customers generally have a higher frequency of claims than preferred and standard personal automobile insurance customers. We focus on controlling the claims process and costs, thereby limiting losses, by internally managing the entire claims process. We strive to promptly assess claims, manage against fraud, and identify loss trends and capture information that is useful in establishing loss reserves and determining premium rates. Our claims process is designed to promote expedient, fair and consistent claims handling, while controlling loss adjustment expenses.

Our claims operation includes adjusters, appraisers, re-inspectors, special investigators and claims administrative personnel. We conduct our claims operations out of our Nashville office and through regional claims offices in Tampa, Florida and Chicago, Illinois. Our employees generally handle all claims from the initial report of the claim until the final settlement. We believe that directly employing claims personnel, rather than using independent contractors, results in improved customer service, lower loss payments and lower loss adjustment expenses. In territories where we do not believe a staff appraiser would be cost-effective, we utilize the services of independent appraisers to inspect physical damage to automobiles. The work of independent appraisers is supervised by regional staff appraisal managers.

While we are strongly committed to settling promptly and fairly the meritorious claims of our customers and claimants, we are equally committed to defending against non-meritorious claims. Litigated claims and lawsuits are primarily managed by one of our specially trained litigation adjusters. Suspicious claims are referred to a special investigation unit. When a dispute arises, we seek to minimize our claims litigation defense costs by attempting to negotiate flat-fee representation with local outside counsel specializing in automobile insurance claim defense. We believe that our efforts to obtain high quality claims defense litigation services at a fixed or carefully controlled cost have helped us control claims losses and expenses.

Loss and Loss Adjustment Expense Reserves

Automobile accidents generally result in insurance companies making payments (referred to as "losses") to individuals or companies to compensate for physical damage to an automobile or other property and/or an injury to a person. Months and sometimes years may elapse between the occurrence of an accident, report of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of losses that will be paid for accidents reported to them, which are referred to as case reserves. As accidents are not always reported promptly, insurers estimate incurred but not reported, or "IBNR," reserves to cover expected losses for accidents that have occurred, but have not been reported to the insurer. Insurers also incur expenses in connection with the handling and settling of claims that are referred to as "loss adjustment expenses" and record a liability for the estimated costs to settle their expected unpaid losses.

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all of its unpaid losses, including case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of the cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience. We also consider other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. We review our loss and loss adjustment expense reserve estimates on a quarterly basis and adjust those reserves each quarter to reflect any favorable or unfavorable development as historical loss experience develops or new information becomes known.

We periodically review our methods of establishing case and IBNR reserves and update them if necessary. Our actuarial staff reviews our reserves and loss trends on a quarterly basis. We believe that the liabilities that we have recorded for unpaid losses and loss adjustment expenses at June 30, 2011 are adequate to cover the final net cost of losses and loss adjustment expenses incurred through that date.

The following table sets forth the year-end reserves since we began operations as an insurance company in 2004 and the subsequent development of these reserves through June 30, 2011. The purpose of the table is to show a "cumulative deficiency or redundancy" for each year which represents the aggregate amount by which original estimates of reserves at that year-end have changed in subsequent years. The top line of the table presents the net reserves at the balance sheet date for each of the years indicated. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including the IBNR reserve, at the end of each successive year. The next portion of the table presents the re-estimated amount of the previously recorded reserves based on experience at the end of each succeeding year, including cumulative payments since the end of the respective year. As more information becomes known about the payments and the frequency and severity of claims for individual years, the estimate changes accordingly. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. Adverse loss development, which would be shown as a cumulative deficiency in the table, exists when the original reserve estimate is less than the re-estimated reserves. Information with respect to the cumulative development of gross reserves, without adjustment for the effect of reinsurance, also appears at the bottom portion of the table.

In evaluating the information in the table below, you should note that each amount entered incorporates the cumulative effect of all changes in amounts entered for prior periods. Conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

At June 30 (in thousands)	2004	2005	2006	2007	2008	2009	2010	2011
Net liability for loss and loss adjustment expense reserves, originally estimated	$ 18,137	$ 39,289	$ 61,521	$ 91,137	$ 101,148	$ 83,895	$ 73,152	$ 68,291
Cumulative amounts paid at:								
One year later	13,103	28,024	51,420	68,196	62,964	50,641	49,292	
Two years later	16,579	34,754	61,627	84,095	78,232	64,644		
Three years later	17,795	37,025	64,986	88,888	84,178			
Four years later	18,472	37,802	66,721	91,129				
Five years later	18,743	38,068	67,725					
Six years later	18,894	38,393						
Seven years later	18,979							
Liability re-estimated at:								
One year later	17,781	37,741	65,386	89,738	89,766	72,672	71,431	
Two years later	17,244	38,226	68,491	92,860	86,726	73,593		
Three years later	16,973	37,484	67,100	91,864	88,555			
Four years later	17,978	38,289	67,599	93,422				
Five years later	18,900	38,411	68,783					
Six years later	18,975	38,583						
Seven years later	19,084							
Net cumulative redundancy (deficiency)	(947)	706	(7,262)	(2,285)	12,593	10,302	1,721	
Gross liability – end of year	$ 30,434	$ 42,897	$ 62,822	$ 91,446	$ 101,407	$ 83,973	$ 73,198	$ 68,424
Reinsurance receivables	12,297	3,608	1,301	309	259	78	46	133
Net liability – end of year	$ 18,137	$ 39,289	$ 61,521	$ 91,137	$ 101,148	$ 83,895	$ 73,152	$ 68,291
Gross re-estimated liability – latest	$ 31,393	$ 41,933	$ 69,908	$ 93,783	$ 88,722	$ 73,710	$ 71,509	
Re-estimated reinsurance receivables – latest	12,309	3,350	1,125	361	167	117	78	
Net re-estimated – latest	$ 19,084	$ 38,583	$ 68,783	$ 93,422	$ 88,555	$ 73,593	$ 71,431	
Gross cumulative redundancy (deficiency)	$ (959)	$ 964	$ (7,086)	$ (2,337)	$ 12,685	$ 10,263	$ 1,690	

At June 30, 2011, we had $68.4 million of loss and loss adjustment expense reserves, which included $42.0 million in IBNR reserves and $26.4 million in case reserves. Reinsurance receivables of $0.1 million offset gross reserves of $68.4 million at June 30, 2011 in the above table. For a reconciliation of net loss and loss adjustment expense reserves from the beginning to the end of the year for the last three fiscal years, see Note 8 to our consolidated financial statements.

As reflected in the table above, on reserves at June 30, 2010, we have experienced a favorable net reserve development of $1.7 million, which decreased our loss and loss adjustment expense reserves for prior accident years and increased our income before income taxes for the 2011 fiscal year. We believe that the favorable development for the year ended June 30, 2011 was primarily due to lower than anticipated severity of accidents occurring during the fiscal 2009 and 2010 accident years, specifically in bodily injury coverage in Texas, Tennessee and South Carolina and physical damage coverages in Georgia, partially offset by higher loss adjustment expenses specific to bodily injury and Florida no-fault coverages. The favorable development for the year ended June 30, 2010 was due to lower than anticipated severity of accidents occurring during the fiscal 2007 and 2008 accident years, primarily in bodily injury coverage in Georgia and South Carolina, an improvement in our claim handling practices and a shift in policy mix toward renewal policies, which have lower loss ratios than new policies.

Loss and loss adjustment expense reserve estimates were reviewed on a quarterly basis and adjusted each quarter to reflect any favorable or adverse development. Development assumptions were based upon historical accident quarters. We analyzed our reserves for each type of coverage, by state and for loss and loss adjustment expense separately to determine our loss and loss adjustment expense reserves. To determine the best estimate, we reviewed the results of four estimation methods, including the reported development method, the paid development method, the reported Bornhuetter-Ferguson method and the paid Bornhuetter-Ferguson method for each set of data. In each quarterly review, we develop a point estimate for a subset of our business. We did not prepare separate point estimates for our entire business using each of the estimation methods. In determining our loss and loss adjustment expense reserves, we selected different estimation methods as appropriate for the various subsets of our business. The methods selected varied by coverage and by state, and considerations included the number and value of the case reserves for open claims, incurred and paid loss relativities, and suspected strengths and weaknesses for each of the procedures.

Other factors considered in establishing reserves include assumptions regarding loss frequency and loss severity. We believe assumptions regarding loss frequency are reliable because injured parties generally report their claims in a reasonably short period of time after an accident. Loss severity is more difficult to estimate because severity is affected by changes in underlying costs, including medical costs, settlements or judgments, and regulatory changes.

Based upon the foregoing, we calculated a single point estimate of our net loss and loss adjustment expense reserves at June 30, 2011. We believe that estimate is our best estimate of our loss and loss adjustment expense reserves at June 30, 2011. The loss and loss adjustment expense reserves in our consolidated financial statements for the fiscal year ended June 30, 2011 are equal to the estimate determined by our actuarial staff.

We believe that our estimate regarding changes in loss severity is the most significant factor that can potentially impact our IBNR reserve estimate. We believe that there is a reasonable possibility of increases or decreases in our estimated claim severities, with the largest potential changes occurring in the most recent accident years. An increase in loss severity of unpaid losses, ranging from 0.5% to 3.0% dependent upon the accident year, would result in adverse development of net loss and loss adjustment expense reserve levels at June 30, 2011 and a decrease in income before income taxes of approximately $5.9 million. Conversely, a comparable decrease in loss severity would result in favorable development of net loss and loss adjustment expense reserve levels at June 30, 2011 and an increase in income before income taxes of approximately $5.9 million.

Reinsurance

Reinsurance is an arrangement in which a company called a reinsurer agrees in a contract to assume specified risks written by an insurance company, known as a ceding company, by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies, in return for a reinsurance premium. Through August 31, 2004, our insurance companies ceded approximately 50% of their non-standard personal automobile insurance premiums and losses on a quota-share basis to unaffiliated reinsurers. Commencing August 1, 2010, our insurance companies began utilizing excess-of-loss reinsurance with an unaffiliated reinsurer to limit our exposure to losses under liability coverages for automobile insurance policies issued with limits greater than the minimum statutory requirements. Historically, the amount of such policies written by our insurance companies has not been material.

Although FAIC is licensed in Texas, the majority of our business there is currently written by a managing general agency subsidiary through a program with a county mutual insurance company and is assumed by us through 100% quota-share reinsurance.

Ratings

In December 2010, A.M. Best, which rates insurance companies based on factors of concern to policyholders, reaffirmed the ratings of our insurance company subsidiaries at "B (Fair)" with a Rating Outlook of "positive." Publications of A.M. Best indicate that the "B (Fair)" rating, which is the seventh highest rating amongst a scale of 15 ratings, is assigned to those companies that in A.M. Best's opinion have a fair ability to meet their ongoing obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. A Rating Outlook is assigned to a rating to indicate its potential direction over an intermediate term, generally defined as 12 to 36 months. A positive outlook indicates a possible rating upgrade due to favorable financial/market trends relative to the current rating level.

In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance (if any), the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders, and are not recommendations to potential or current investors to buy, sell or hold our common stock.

Financial institutions and reinsurance companies sometimes use the A.M. Best ratings to help assess the financial strength and quality of insurance companies. The current ratings of our insurance company subsidiaries or their failure to maintain such ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our potential interest or reinsurance costs, respectively. We do not believe that the majority of our customers are motivated to purchase our products and services based on our A.M. Best rating.

Regulatory Environment

Insurance Company Regulation. We and our insurance company subsidiaries are regulated by governmental agencies in the states in which we conduct business and by various federal statutes and regulations. These state regulations vary by jurisdiction but, among other matters, usually involve:

- regulating premium rates and forms;
- setting minimum solvency standards;
- setting capital and surplus requirements;
- licensing companies, agents and, in some states, adjusters;
- setting requirements for and limiting the types and amounts of investments;
- establishing requirements for the filing of annual statements and other financial reports;
- conducting periodic statutory examinations of the affairs of insurance companies;
- requiring prior approval of changes in control and of certain transactions with affiliates;
- limiting the amount of dividends that may be paid without prior regulatory approval; and
- setting standards for advertising and other market conduct activities.

Required Licensing. We operate under licenses issued by various state insurance authorities. Such licenses may be of perpetual duration or periodically renewable, provided we continue to meet applicable regulatory requirements. The licenses govern, among other things, the types of insurance coverages and products that may be offered in the licensing state. Such licenses are typically issued only after an appropriate application is filed and prescribed criteria are met. All of our licenses are in good standing. Currently, we hold property and casualty insurance licenses in the following 25 states:

Alabama	Kansas	Pennsylvania
Arizona	Kentucky	South Carolina
Arkansas	Louisiana	Tennessee
Colorado	Mississippi	Texas
Florida	Missouri	Utah
Georgia	Nevada	Virginia
Illinois	New Mexico	West Virginia
Indiana	Ohio	
Iowa	Oklahoma	

As required by our current operations, we hold managing general agency licenses in Texas and Florida and motor club licenses in Mississippi and Tennessee. To expand into a new state or offer a new line of insurance or other new product, we must apply for and obtain the appropriate licenses.

Insurance Holding Company Regulation. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance company subsidiaries conduct business. These regulations require that each insurance company in the holding company system register with the insurance department of its state of domicile and furnish information concerning the operations of companies in the holding company system which may materially affect the operations, management or financial condition of the insurers in the holding company domiciled in that state. We have insurance company subsidiaries that are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in each of these states similarly provide that all transactions among members of a holding company system be done at arm's length and be shown to be fair and reasonable to the regulated insurer. Transactions between insurance company subsidiaries and their parents and affiliates typically must be disclosed to the state regulators, and any material or extraordinary transaction requires prior approval of the applicable state insurance regulator. A change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. In general, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the domestic insurer. To the best of our knowledge, we are in compliance with the regulations discussed above.

Restrictions on Paying Dividends. We may at times rely on dividends from our insurance company subsidiaries to meet corporate cash requirements. State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer's capital and surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Prior approval from state insurance regulatory authorities is generally required in order for an insurance company to declare and pay extraordinary dividends. The payment of ordinary dividends is limited by the amount of capital and surplus available to the insurer, as determined in accordance with state statutory accounting practices and other applicable limitations. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. See Note 18 to our consolidated financial statements for a discussion of the ability of our insurance company subsidiaries to pay dividends.

Regulation of Rates and Policy Forms. Most states in which our insurance company subsidiaries operate have insurance laws that require insurance companies to file premium rate schedules and policy or coverage forms for review and approval. In many cases, such rates and policy forms must be approved prior to use. State insurance regulators have broad discretion in judging whether an insurer's rates are adequate, not excessive and not unfairly discriminatory. Generally, property and casualty insurers are unable to implement rate increases until they show that the costs associated with providing such coverage have increased. The speed at which an insurer can change rates in response to competition or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. There are three basic rate administration systems: (i) the insurer must file and obtain regulatory approval of the new rate before using it; (ii) the insurer may begin using the new rate and immediately file it for regulatory review; or (iii) the insurer may begin using the new rate and file it in a specified period of time for regulatory review. Under all three rating systems, the state insurance regulators have the authority to disapprove the rate subsequent to its filing. Thus, insurers who begin using new rates before the rates are approved may be required to issue premium refunds or credits to policyholders if the new rates are ultimately deemed excessive and disapproved by the applicable state insurance authorities. In some states there has historically been pressure to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. To the best of our knowledge, we are in compliance with all such applicable rate regulations.

Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written in that state. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities. To date, we have not received any material unrecoverable assessments.

Investment Regulation. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limitations on the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's surplus and thus, its ability to write additional premiums and pay dividends. To the best of our knowledge, our insurance company subsidiaries are in compliance with all such investment regulations.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval requirements may restrict an insurer's ability to exit unprofitable markets. To the best of our knowledge, we are in compliance with all such laws and regulations.

Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which protects consumers from the unauthorized dissemination of certain nonpublic personal information. Subsequently, the majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance companies, and require us to maintain appropriate procedures for managing and protecting certain nonpublic personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. To the best of our knowledge, we are in compliance with all applicable privacy laws and regulations.

Licensing of Our Employee-Agents and Adjusters. All of our employees who sell, solicit or negotiate insurance are licensed, as required, by the state in which they work, for the applicable line or lines of insurance they offer. Our employee-agents generally must renew their licenses annually and adhere to minimum annual continuing education requirements. In certain states in which we operate, our insurance claims adjusters are also required to be licensed and are subject to annual continuing education requirements.

Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices which could indicate a general business practice. Unfair claims practices include, but are not limited to:

- misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;
- failing to acknowledge and act reasonably promptly upon communications regarding claims arising under insurance policies;
- failing to affirm or deny coverage of claims in a reasonable time after proof of loss statements have been completed;
- attempting to settle claims for less than the amount to which a reasonable person would have believed such person was entitled;
- attempting to settle claims on the basis of an application that was altered without notice to, knowledge or consent of the insured;
- making known to insureds or claimants a policy of appealing from arbitration awards in favor of insureds or claimants for the purpose of compelling them to accept settlements or compromises less than the amount awarded in arbitration;
- delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;
- failing to settle claims promptly, where liability has become reasonably clear, under one portion of the insurance policy coverage in order to influence settlements under other portions of the insurance policy coverage; and
- not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

We set business conduct policies and conduct regular training to ensure that our employee-adjusters and other claims personnel are aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes. To the best of our knowledge, we have not engaged in any unfair claims practices.

Quarterly and Annual Financial Reporting. We are required to file quarterly and annual financial reports with states utilizing statutory accounting practices that are different from U.S. generally accepted accounting principles, which generally reflect our insurance company subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. For statutory financial information on our insurance company subsidiaries, see Note 18 to our consolidated financial statements included in this report.

Periodic Financial and Market Conduct Examinations. The state insurance departments that have jurisdiction over our insurance company subsidiaries conduct on-site visits and examinations of the insurers' affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Generally, these examinations are conducted every three to five years. If circumstances dictate, regulators are authorized to conduct special or target examinations of insurers, insurance agencies and insurance adjusting companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination. FAIC has been examined by the Texas Department of Insurance for financial condition through December 31, 2007. FAIC-GA has been examined by the Georgia Department of Insurance for financial condition through December 31, 2007. FAIC-TN received an organizational examination by the Tennessee Department of Commerce and Insurance at December 4, 2006. Examinations of financial condition through December 31, 2010 for all three insurance companies are currently in process. During the fiscal year ended June 30, 2010, FAIC was examined for market conduct by the states of Illinois and Pennsylvania. None of our insurance company subsidiaries have ever been the subject of a target examination.

Risk-Based Capital. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners, or "NAIC," has adopted a formula and model law to implement risk-based capital, or "RBC," requirements designed to assess the minimum amount of statutory capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. RBC is used to set capital requirements based on the size and degree of risk taken by the insurer and taking into account various risk factors such as asset risk, credit risk, underwriting risk, interest rate risk and other relevant business risks. The NAIC model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital decreases relative to its RBC, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. This calculation is performed on a calendar year basis, and at December 31, 2010, each of our insurance companies all maintained an RBC level that was in excess of an amount that would require any corrective actions on their part.

RBC is a comprehensive financial analysis system affecting nearly all types of licensed insurers, including our insurance company subsidiaries. It is designed to evaluate the relative financial condition of the insurer by application of a weighting formula to the company's assets and its policyholder obligations. The key RBC calculation is to recast total surplus, after application of the RBC formula, in terms of an authorized control level RBC. The authorized control level RBC is a number determined under the RBC formula in accordance with certain RBC instructions. Once the authorized control level RBC is determined, it is contrasted against the company's total adjusted capital. A high multiple generally indicates stronger capitalization and financial strength, while a lower multiple reflects lesser capitalization and strength. Each state's statutes also create certain RBC multiples at which either the company or the regulator must take action. For example, there are four defined RBC levels that trigger different regulatory events. The minimum RBC level is called the company action level RBC and is generally defined as the product of 2.0 and the company's authorized control level RBC. Next is a regulatory action level RBC, which is defined as the product of 1.5 and the company's authorized control level RBC. Below the regulatory action level RBC is the authorized control level RBC. Finally, there is a mandatory control level RBC, which means the product of 0.70 and the company's authorized control level RBC.

As long as the company's total adjusted capital stays above the company action level RBC (i.e., at greater than 2.0 times the authorized control level RBC), regulators generally will not take any corrective action. However, if an insurance company's total adjusted capital falls below the company action level RBC, but remains above the regulatory action level RBC, the company is required to submit an RBC plan to the applicable state regulator(s) that identifies the conditions that contributed to the substandard RBC level and identifies a remediation plan to increase the company's total adjusted capital above 2.0 times its authorized control level RBC. If a company's total adjusted capital falls below its regulatory action level RBC but remains above its authorized control level RBC, then the regulator may require the insurer to submit an RBC plan, perform a financial examination or analysis on the company's assets and liabilities, and may issue an order specifying corrective action for the company to take to improve its RBC number. In the event an insurance company's total adjusted capital falls below its authorized control level RBC, the state regulator may require the insurer to submit an RBC plan or may place the insurer under regulatory supervision. If an insurance company's total adjusted capital were to fall below its mandatory control level RBC, the regulator is obligated to place the insurer under regulatory control, which could ultimately include, among other actions, administrative supervision, rehabilitation or liquidation.

At December 31, 2010, FAIC's total adjusted capital was 6.2 times its authorized control level RBC, requiring no corrective action on FAIC's part. Likewise, at December 31, 2010, FAIC-GA and FAIC-TN had total adjusted capital of 3.9 and 4.5, respectively, times their authorized control level RBC.

IRIS Ratios. The NAIC Insurance Regulatory Information System, or "IRIS," is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the defined range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound insurance companies to have several ratios with results outside the defined ranges.

At December 31, 2010, our insurance company subsidiaries did not have any IRIS ratios outside the defined ranges.

Employees

At June 30, 2011, we had approximately 1,045 employees. Our employees are not covered by any collective bargaining agreements.

Available Information

We file reports with the United States Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other reports from time to time. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an internet site at www.sec.gov that contains our reports, proxy and information statements, and other information filed electronically. The SEC website address is provided as an inactive textual reference only, and the information provided on the SEC website is not part of this report and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Internet Website

We maintain an internet website at the following address: www.firstacceptancecorp.com. The information on the Company's website is not incorporated by reference in this report. We make available on or through our website certain reports and amendments to those reports that we file with, or furnish to, the SEC in accordance with the Securities Exchange Act of 1934, as amended. These include our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and any amendments to these reports. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors

Investing in the Company involves risk. You should carefully consider the following risk factors, any of which could have a significant or material adverse effect on the Company. This information should be considered together with the other information contained in this report and in the other reports and materials filed by us with the SEC, as well as news releases and other information publicly disseminated by us from time to time.

Our business may be adversely affected by adverse economic conditions and other negative developments in the non-standard personal automobile insurance industry.

Substantially all of our gross premiums written are generated from sales of non-standard personal automobile insurance policies. As a result of our concentration in this line of business, negative developments in the economic, competitive or regulatory conditions affecting the non-standard personal automobile insurance industry and our customers could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. Continued weak economic conditions in the United States have resulted, and could continue to result, in fewer customers purchasing and maintaining non-standard personal automobile insurance policies and certain customers reducing their insurance coverage, which adversely impacts our revenues and profitability. Developments affecting the non-standard personal automobile insurance industry and our customers could have a greater effect on us compared with more diversified insurers that also sell other types of automobile insurance products or write other additional lines of insurance.

Our results may fluctuate as a result of cyclical changes in the non-standard personal automobile insurance industry.

The non-standard personal automobile insurance industry is cyclical in nature. Likewise, adverse economic conditions impact our customers and many will choose to reduce their coverage or go uninsured during a weak economy. Employment rates, sales of used vehicles, consumer confidence and other factors affect our customers' purchasing habits. In the past, the industry has also been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. If new competitors enter the market, existing competitors may attempt to increase market share by lowering rates. Such conditions could lead to reduced prices, which would negatively impact our revenues and profitability. Given the cyclical nature of the industry and the economy, these conditions may negatively impact our revenues and profitability.

Due to our largely fixed cost structure, our profitability may decline if our sales volume declines significantly.

Our reliance on leased retail locations staffed by employee-agents results in a cost structure that has a high proportion of fixed costs as compared with other more traditional insurers. In times of increasing sales volume, our acquisition cost per policy decreases, improving our expense ratio, which we believe is one of the significant advantages of our business model. However, in times of declining sales volume, the opposite occurs. Decreases in our sales volume, without corresponding decreases in our costs, would adversely impact our results of operations and profitability.

Our loss and loss adjustment expenses may exceed our reserves, which would adversely impact our results of operations and financial condition.

We establish reserves for the estimated amount of claims under the terms of the insurance policies underwritten by our insurance company subsidiaries. The amount of the reserves is determined based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process due to a number of factors, including the difficulty in predicting the frequency and severity of claims, the rate of inflation, changes in trends, ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and broader theories of liability. Any changes in claims settlement practices can also lead to changes in loss payment patterns, which are used to estimate reserve levels. Our ability to accurately estimate our loss and loss adjustment expense reserves may be made more difficult by changes in our business, including entry into new markets, changes in sales practices, or changes in our customers' purchasing habits. If our reserves prove to be inadequate, we will be required to increase our loss reserves and the amount of any such increase would reduce our income in the period that the deficiency is recognized. The historic development of reserves for loss and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Consequently, our actual losses could materially exceed our loss reserves, which would have a material adverse effect on our results of operations and financial condition.

Our investment portfolio may suffer reduced returns or other-than-temporary impairment losses, which could reduce our profitability.

Our results of operations depend, in part, on the performance of our investment portfolio. At June 30, 2011, substantially all of our investment portfolio was invested either directly or indirectly in debt securities, primarily in marketable, investment-grade, U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations. Fluctuations in interest rates and economic declines affect our returns on, and the fair value of, debt securities. Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) and increase or decrease our stockholders' equity. At June 30, 2011, the fair value of our investment portfolio exceeded the amortized cost by $9.5 million. An increase in interest rates could reduce the fair value of our investments in debt securities. At June 30, 2011, the impact of an immediate 100 basis point increase in market interest rates on our fixed maturities and cash equivalents portfolio would have resulted in an estimated decrease in fair value of 3.4%, or approximately $6.1 million. Defaults by third parties who fail to pay or perform obligations could reduce our investment income and could also result in investment losses to our portfolio. See "Critical Accounting Estimates – Investments" in Item 7 of this report and Note 2 to our consolidated financial statements regarding determination of other-than-temporary impairment losses on investment securities.

Our business may be adversely affected by negative developments in the states in which we operate.

We currently operate in 12 states located primarily in the Southeastern and Midwestern United States. For the year ended June 30, 2011, approximately 69% of our premiums earned were generated from insurance policies written in five states. Our revenues and profitability are affected by prevailing economic, demographic, regulatory, competitive and other conditions in the states in which we operate. Changes in any of these conditions could make it more costly or difficult for us to conduct business. Adverse regulatory developments, which could include reductions in the maximum rates permitted to be charged, restrictions on rate increases, fundamental changes to the design or implementation of the automobile insurance regulatory framework, or economic conditions that result in fewer customers purchasing or maintaining insurance (or purchasing or maintaining reduced coverages), could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. These developments could have a greater effect on us, as compared with more diversified insurers that also sell other types of automobile insurance products, write other additional lines of insurance coverages or whose premiums are not concentrated in a single line of insurance.

Our business is highly competitive, which may make it difficult for us to market our core products effectively and profitably.

The non-standard personal automobile insurance business is highly competitive. We believe that our primary insurance company competition comes not only from national insurance companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in a specific region or single state in which we also operate. We believe that our significant competitors are the Affirmative, Berkshire Hathaway (which includes GEICO), Bristol West, Direct General, Infinity, Permanent General, Progressive and Safe Auto insurance groups. Some of our competitors have substantially greater financial and other resources than us, and they may offer a broader range of products or competing products at lower prices, and may offer products through multiple distribution channels. Our revenues, profitability and financial condition could be materially adversely affected if we are required to decrease or are unable to increase prices to stay competitive, or if we do not successfully retain our current customers and attract new customers.

In addition, innovation by competitors or other market participants may increase the level of competition in the industry. This can include product, pricing, or marketing innovations, new or improved services, technology advances, or new modes of doing business that enhance the customer's ability to shop and compare prices from multiple companies, among other initiatives. Our ability to react to such advances and navigate the new competitive environment is important to our success.

Our ability to attract, develop, and retain talented employees, managers, and executives, and to maintain appropriate staffing levels, is critical to our success.

Our success depends on our ability to attract, develop, and retain talented employees, including executives, other key managers and employee-agents. Our loss of certain key employees, or the failure to attract and develop talented new executives and managers, could have a materially adverse effect on our business. In addition, we must forecast volume and other factors in changing business environments with reasonable accuracy and adjust our hiring and training programs and employment levels accordingly. Our failure to recognize the need for such adjustments, or our failure or inability to react appropriately on a timely basis, could lead either to over-staffing (which would adversely affect our cost structure) or under-staffing (impairing our ability to service our business) in one or more locations. In either such event, our financial results, customer relationships, and brand could be materially adversely affected.

Pricing, claim and coverage issues and class action litigation are continually emerging in the automobile insurance industry, and these issues could adversely impact our revenues, profitability, or our methods of doing business.

As automobile insurance industry practices and regulatory, judicial and consumer conditions change, litigation and unexpected and unintended issues related to claims, coverages and business practices may emerge. These issues can have an adverse effect on our business by subjecting us to liability, changing the way we price and market our products, extending coverage beyond our underwriting intent, requiring us to obtain additional licenses or increasing the size of claims. Examples of some issues include:

- concerns over the use of an applicant's credit score or zip code as a factor in making risk selections and pricing decisions;
- plaintiffs targeting automobile insurers in purported class action litigation relating to sales and marketing practices and claims-handling practices, such as total loss evaluation methodology, the use of aftermarket (non-original equipment manufacturer) parts and the alleged diminution in value to insureds' vehicles involved in accidents; and
- consumer groups lobbying state legislatures to regulate and require separate licenses for individuals and companies engaged in the sale of ancillary products or services.

The effects of these and other unforeseen emerging issues could subject us to liability or negatively affect our revenues, profitability, or our methods of doing business.

We may have difficulties successfully implementing and maintaining our new pricing program.

We are currently implementing a new pricing program that is based on multivariate analysis of our historical results and will use insurance scoring as a variable. The new pricing program has been implemented in nine of the states in which we operate, and implementation in our remaining states is continuing. The success of our new pricing program will depend on our ability to properly design and accurately set rates in each of the states in which we currently operate. There are no assurances that this new pricing program will be approved by all of the insurance departments in these states. In addition, our success is also dependent upon our ability to develop and maintain information systems to effectively support the administration of this program. Our failure to properly design and price this new program could cause us to underprice risks, which would negatively affect our loss ratio, or we could overprice risks, which could make our rates uncompetitive and reduce our number of policies in force. The inability to successfully implement this new program could adversely affect our operating results and financial condition.

Our business may be adversely affected if we do not underwrite risks accurately and charge adequate rates to policyholders.

Our financial condition, cash flows, and results of operations depend on our ability to underwrite and set rates accurately for a full spectrum of risks. The role of the pricing function is to ensure that rates are adequate to generate sufficient premium to pay losses, loss adjustment expenses, and underwriting expenses, and to earn a profit. Pricing involves the acquisition and analysis of historical accident and loss data, and the projection of future accident trends, loss costs and expenses, and inflation trends, among other factors, for each of our products and in many different markets. As a result, our ability to price accurately is subject to a number of risks and uncertainties, including, without limitation:

- the availability of sufficient reliable data;
- uncertainties inherent in estimates and assumptions, generally;
- our ability to conduct a complete and accurate analysis of available data;
- our ability to timely recognize changes in trends and to predict both the severity and frequency of future losses with reasonable accuracy;
- our ability to predict changes in certain operating expenses with reasonable accuracy;
- the development, selection, and application of appropriate rating formulae or other pricing methodologies;
- our ability to innovate with new pricing strategies, and the success of those innovations;
- our ability to implement rate changes and obtain any required regulatory approvals on a timely basis;
- our ability to predict policyholder retention accurately;
- unanticipated court decisions, legislation, or regulatory action;
- the occurrence and severity of catastrophic events, such as hurricanes, hail storms, other severe weather, and terrorist events;
- our understanding of the impact of ongoing changes in our claim settlement practices; and
- changing driving patterns.

The realization of one or more of such risks may result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions, or methodologies, and may cause us to estimate incorrectly future changes in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our underwriting profit margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our operating results, financial condition, and cash flows could be materially adversely affected. In addition, underpricing insurance policies over time could erode the surplus of one or more of our insurance subsidiaries, constraining our ability to write new business.

Our results are dependent on our ability to adjust claims accurately.

We must accurately evaluate and pay claims that are made under our insurance policies. Many factors can affect our ability to pay claims accurately, including the training, experience, and skill of our claims representatives, the extent of and our ability to recognize fraudulent or inflated claims, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures, technologies, and systems to support our claims functions. Our failure to pay claims fairly, accurately, and in a timely manner, or to deploy claims resources appropriately, could result in unanticipated costs to us, lead to material litigation, undermine customer goodwill and our reputation in the marketplace, and impair our brand image and, as a result, materially adversely affect our competitiveness, financial results, prospects, and liquidity.

We may write-off intangible assets, such as goodwill.

As a result of purchase accounting for our business combination transactions, our consolidated balance sheet at June 30, 2011 contained intangible assets designated as goodwill and other identifiable intangible assets totaling $25.9 million. On an ongoing basis, we evaluate whether facts and circumstances indicate any impairment of value of intangible assets. As circumstances change, we cannot assure you that the value of these intangible assets will be realized by us. If we determine that a material impairment has occurred, we will be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

Our insurance company subsidiaries are subject to regulatory restrictions on paying dividends to our holding company.

Our holding company may rely, in part, on receiving dividends from the insurance company subsidiaries to pay its obligations. State insurance laws limit the ability of our insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance company subsidiaries to pay dividends to our holding company and may require our subsidiaries to obtain the prior approval of regulatory authorities, which could slow the timing of such payments or reduce the amount that can be paid. The limits on the amount of dividends that can be paid by our insurance company subsidiaries may affect the ability of our holding company to pay its obligations. The dividend-paying ability of the insurance company subsidiaries is discussed in Note 18 to our consolidated financial statements.

Our ability to use net operating loss carryforwards to reduce tax payments may be limited by applicable law.

Based on our calculations and in accordance with the rules stated in the Internal Revenue Code of 1986, as amended (the "Code"), we do not believe that any "ownership change," as described in the following paragraph and as defined in Section 382 of the Code, has occurred with respect to our net operating losses ("NOLs") and accordingly we believe that there was no annual limitation under Section 382 of the Code on our ability to use NOLs to reduce our past taxable income. We did not obtain, and do not plan to obtain, an Internal Revenue Service ("IRS") ruling or opinion of counsel regarding either of these conclusions. All NOLs that were subject to Section 382 as a result of the April 2004 acquisition of USAuto Holdings, Inc. ("USAuto") have now expired. However, related NOLs of $18.4 million were utilized in years still subject to examination by federal tax authorities.

Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership of our total capital stock by more than 50 percentage points in any three-year period. If an ownership change occurs, our ability to use our NOLs to reduce income taxes is limited to an annual amount (the "Section 382 limitation") equal to the fair market value of our stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the IRS. In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such excess NOLs can be used to offset taxable income for years in the carryforward period subject to the Section 382 limitation in each year. Regardless of whether an ownership change occurs, the carryforward period for NOLs is 20 years from the year in which the losses giving rise to the NOLs were incurred. The most recent losses that gave rise to our current NOLs were incurred in 2011 and will expire in 2031. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the use of the unutilized portion of that NOL would be permanently prohibited. Our use of new NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation, unless there were another ownership change after those new NOLs arose.

It is impossible for us to state that an ownership change will not occur in the future. Limitations imposed by Code Section 382 and the restrictions contained in our certificate of incorporation may limit our ability to issue additional stock to raise capital or acquire businesses. To the extent not prohibited by our certificate of incorporation, we may decide in the future that it is necessary or in our interest to take certain actions that could result in an ownership change.

Code Section 269 permits the IRS to disallow any deduction, credit or allowance, including the utilization of NOLs, that otherwise would not be available but for the acquisition of control of a corporation, including acquisition by merger, for the principal purpose of avoiding federal income taxes, including avoidance through the use of NOLs. If the IRS were to assert that the principal purpose of the April 2004 acquisition of USAuto was the avoidance of federal income tax, we would have the burden of proving that this was not the principal purpose. The determination of the principal purpose of a transaction is purely a question of fact and requires an analysis of all the facts and circumstances surrounding the transaction. Courts generally have been reluctant to apply Code Section 269 where a reasonable business purpose existed for the timing and form of the transaction, even if the availability of tax benefits was also an acknowledged consideration in the transaction. We think that Code Section 269 should not apply to the acquisition of USAuto because we can show that genuine business purposes existed for the USAuto acquisition and that tax avoidance was not the principal purpose for the merger. Our primary objective of the merger was to seek long-term growth for our stockholders through an acquisition. To that end, we redeployed a significant amount of our existing capital and offered our existing stockholders the right to make a substantial additional investment in the Company to facilitate the acquisition of USAuto. If, nevertheless, the IRS were to assert that Code Section 269 applied and if such assertion were sustained, the utilization of our past NOLs would be severely limited or extinguished. Due to the fact that the application of Code Section 269 is ultimately a question of fact, there can be no assurance that the IRS would not prevail if it were to assert the application of Code Section 269.

Our insurance company subsidiaries are subject to statutory capital and surplus requirements and other standards, and their failure to meet these requirements or standards could subject them to regulatory actions.

Our insurance company subsidiaries are subject to RBC standards and other minimum statutory capital and surplus requirements imposed under the laws of their respective states of domicile. The RBC standards, which are based upon the RBC Model Act adopted by the NAIC, require our insurance company subsidiaries to annually report their results of RBC calculations to the state departments of insurance and the NAIC.

Failure to meet applicable RBC requirements or minimum statutory capital and surplus requirements could subject our insurance company subsidiaries to further examination or corrective action imposed by state regulators, including limitations on their writing of additional business, state supervision or even liquidation. Any changes in existing RBC standards or minimum statutory capital and surplus requirements may require our insurance company subsidiaries to increase their statutory capital and surplus levels, which they may be unable to do. This calculation is performed on a calendar year basis, and at December 31, 2010, our insurance company subsidiaries maintained RBC levels in excess of an amount that would require any corrective actions on their part.

State regulators also screen and analyze the financial condition of insurance companies using the NAIC IRIS system. As part of IRIS, the NAIC database generates key financial ratio results obtained from an insurer's annual statutory statements. A ratio result falling outside the defined range of IRIS ratios may result in further examination by a state regulator to determine if corrective action is necessary. At December 31, 2010, our insurance company subsidiaries had no IRIS ratios outside the defined ranges. We cannot assure you however that regulatory authorities will not conduct any such examination of the financial condition of our insurance company subsidiaries, or of the outcome of any such investigation. See "Item 1. Business – Regulatory Environment."

We rely on our information technology and communication systems, and the failure of these systems could materially adversely affect our business.

Our business is highly dependent on the proprietary integrated technology systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. These systems are used in all our operations, including quotation, policy issuance, customer service, underwriting, claims, accounting, and communications. We have a technical staff that develops, maintains and supports all elements of our technology infrastructure. However, disruption of power systems or communication systems or any failure of our systems could result in deterioration in our ability to respond to customers' requests, write and service new business, and process claims in a timely manner. We believe we have appropriate types and levels of insurance to protect our real property, systems, and other assets. However, insurance does not provide full reimbursement for all losses, both direct and indirect, that may result from an event affecting our information technology and communication systems.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events, such as severe winter weather, hurricanes, tornados, windstorms, earthquakes, hailstorms, thunderstorms and fires, and other events, such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions generally result in more automobile accidents and damage, leading to an increase in the number of claims filed and/or the amount of compensation sought by claimants.

We may have difficulties in managing any expansion into new markets.

Our future growth plans may include expanding into new states by opening new retail locations, acquiring the business and assets of other companies, or introducing additional insurance products or distribution methods. In order to grow our business successfully, we must apply for and maintain necessary licenses, properly design and price our products and identify, hire and train new employees. Our expansion would also place significant demands on our existing management, operations, systems, accounting, internal controls and financial resources. Any failure by us to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

A few of our stockholders have significant control over us, and their interests may differ from yours.

Three of our stockholders, Gerald J. Ford, our Chairman of the Board; Stephen J. Harrison, our Chief Executive Officer and a current director; and Thomas M. Harrison, Jr., a current director, in the aggregate, control approximately 62% of our outstanding common stock. If these stockholders acted or voted together, they would have the power to control the election and removal of our directors. They would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions and proposed amendments to our certificate of incorporation. This concentration of ownership may delay or prevent a change in control of the Company, as well as frustrate attempts to replace or remove current management, even when a change may be in the best interests of our other stockholders. Furthermore, the interests of these stockholders may not always coincide with the interests of the Company or other stockholders.

We may not be successful in identifying acquisition candidates or integrating their operations, which could harm our financial results.

Our growth strategy may include acquiring other companies and businesses. In order to grow our business by acquisition, we must identify acquisition candidates and successfully integrate the acquired operations. We could face increased costs if we are unable to successfully integrate the operations of any acquired business into our operations, and we could experience disruption of our business and distraction of our management, which may not be offset by corresponding increases in revenues. The integration of operations after an acquisition is subject to risks, including, among others, loss of key personnel of the acquired company, difficulty associated with assimilating the personnel, information systems and operations of the acquired company, potential disruption of ongoing business, maintenance of uniform standards, controls, procedures and policies and impairment of the acquired company's reputation and relationships with its employees and clients. It is also possible that we may not realize, either at all or in a timely manner, any or all benefits from acquisitions and may incur significant costs in connection with any acquisitions. Failure to successfully integrate any acquisitions could materially adversely affect the results of our operations.

We and our subsidiaries are subject to comprehensive regulation and supervision that may restrict our ability to earn profits.

We and our subsidiaries are subject to comprehensive regulation and supervision by the insurance departments in the states where our subsidiaries are domiciled and where our subsidiaries sell insurance and ancillary products, issue policies and handle claims. Certain regulatory restrictions and prior approval requirements may affect our subsidiaries' ability to operate, change their operations or obtain necessary rate adjustments in a timely manner or may increase our costs and reduce profitability.

Among other things, regulation and supervision of us and our subsidiaries extends to:

Required Licensing. We and our subsidiaries operate under licenses issued by various state insurance authorities. These licenses govern, among other things, the types of insurance coverages, agency and claims services and motor club products that we and our subsidiaries may offer consumers in the particular state. If a regulatory authority denies or delays granting any such license, our ability to enter new markets or offer new products could be substantially impaired.

Transactions Between Insurance Companies and Their Affiliates. Our insurance company subsidiaries are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in these states provide that all transactions among members of an insurance holding company system must be done at arm's length and shown to be fair and reasonable to the regulated insurer. Transactions between our insurance company subsidiaries and other subsidiaries generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of Rates and Policy Forms. The insurance laws of most states in which our insurance company subsidiaries operate require insurance companies to file premium rate schedules and policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory. The speed at which we can change our rates in response to market conditions or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. Generally, state insurance regulators have the authority to disapprove our requested rates. If as permitted in some states, we begin using new rates before they are approved, we may be required to issue premium refunds or credits to our policyholders if the new rates are ultimately disapproved by the applicable state regulator. In some states, there has been pressure in past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs in that state may be adversely affected.

Investment Restrictions. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's surplus and thus, its ability to write additional premiums and pay dividends.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. These laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval restrictions could limit our ability to exit unprofitable markets or discontinue unprofitable products in the future.

Our success depends partly on our ability to efficiently manage complexity.

The fast pace of change and innovation in our business, combined with ongoing technological, regulatory, and other developments, results in significant levels of complexity in our products and in the systems and processes we use to run our business. The complexity may create a barrier to implementing certain new ideas, and may lead to the increased possibility of error in executing our business strategies, as well as difficult management decisions regarding the allocation of available resources (such as information technology resources) for multiple potential initiatives or projects. Our inability to manage this complexity effectively, to bring new ideas to market, to allocate and prioritize appropriately our resources, or to prevent errors could result in substantially increased costs, liability to third parties, regulatory investigations and sanctions, poor customer experiences, and damage to our brand.

Provisions in our certificate of incorporation and bylaws may prevent a takeover or a change in management that you may deem favorable.

Our certificate of incorporation contains prohibitions on the transfer of our common stock to avoid limitations on the use of the NOL carryforwards and other federal income tax attributes. These restrictions could prevent or inhibit a third party from acquiring us. Our certificate of incorporation generally prohibits, without the prior approval of our board of directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock or options would (i) cause any group or person to own 4.9% or more, by aggregate value, of the outstanding shares of our common stock, (ii) increase the ownership position of any person or group that already owns 4.9% or more, by aggregate value, of the outstanding shares of our common stock, or (iii) cause any person or group to be treated like the owner of 4.9% or more, by aggregate value, of our outstanding shares of common stock for tax purposes.

Our certificate of incorporation and bylaws also contain the following provisions that could prevent or inhibit a third party from acquiring us:

- the requirement that only stockholders owning at least one-third of the outstanding shares of our common stock may call a special stockholders' meeting; and
- the requirement that stockholders owning at least two-thirds of the outstanding shares of our common stock must approve any amendment to our certificate of incorporation provisions concerning the transfer restrictions and the ability to call special stockholders' meetings.

Under our certificate of incorporation, we may issue shares of preferred stock on terms that are unfavorable to the holders of our common stock. The issuance of shares of preferred stock could also prevent or inhibit a third party from acquiring us. The existence of these provisions could depress the price of our common stock, could delay or prevent a takeover attempt or could prevent attempts to replace or remove incumbent management.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease office space in Nashville, Tennessee for our corporate offices, claims, customer service and data center (approximately 53,000 square feet). We also lease office space for our regional claims offices in Chicago, Illinois and Tampa, Florida and for our regional customer service center in Chicago, Illinois. Our retail locations are all leased and typically are located in storefronts in retail shopping centers, and each location typically contains less than 1,000 square feet of space. See Note 7 to our consolidated financial statements for further information about our leases.

Item 3. Legal Proceedings

We and our subsidiaries are named from time to time as defendants in various legal actions that are incidental to our business, including those which arise out of or are related to the handling of claims made in connection with our insurance policies and claims handling. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages, and some have sought punitive damages or class action status. We believe that the resolution of these legal actions will not have a material adverse effect on our financial condition or results of operations. However, the ultimate outcome of these matters is uncertain.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is currently quoted on the New York Stock Exchange under the symbol "FAC." The following table sets forth quarterly high and low sales prices for our common stock for the periods indicated. All price quotations represent prices between dealers, without accounting for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

	Price Range	
	High	Low
Year Ended June 30, 2010		
First Quarter	$ 3.12	$ 1.92
Second Quarter	2.80	1.68
Third Quarter	2.63	1.78
Fourth Quarter	2.28	1.55
Year Ended June 30, 2011		
First Quarter	$ 1.87	$ 1.57
Second Quarter	1.95	1.60
Third Quarter	2.00	1.63
Fourth Quarter	2.05	1.62

The closing price of our common stock on August 30, 2011 was $1.46.

Holders

According to the records of our transfer agent, there were approximately 450 holders of record of our common stock on August 30, 2011, including record holders such as banks and brokerage firms who hold shares for beneficial holders, and 48,458,178 shares of our common stock were outstanding.

Dividends

We paid no dividends during the two most recent fiscal years. We do not anticipate paying cash dividends in the future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

Stock Transfer Restrictions

Our certificate of incorporation (the "Charter") contains prohibitions on the transfer of our common stock to avoid limitations on the use of our NOL carryforwards and other federal income tax attributes. The Charter generally prohibits, without the prior approval of our Board of Directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock would cause any group or person to own 4.9% or more (by aggregate value) of our outstanding shares or cause any person to be treated like the owner of 4.9% or more (by aggregate value) of our outstanding shares for tax purposes. Transfers in violation of this prohibition will be void, unless our Board of Directors consents to the transfer. If void, upon our demand, the purported transferee must return the shares to our agent to be sold, or if already sold, the purported transferee must forfeit some, or possibly all, of the sale proceeds. In connection with certain changes in the ownership of the holders of our shares, we may require the holder to dispose of some or all of such shares. For this purpose, "person" is defined broadly to mean any individual, corporation, estate, debtor, association, company, partnership, joint venture, or similar organization.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in our common shares against the cumulative total return of the Russell 3000 Index and the S&P Property & Casualty Insurance Index on June 30, 2006 to the end of the most recently completed fiscal year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among First Acceptance Corporation, the Russell 3000 Index
and the S&P Property & Casualty Insurance Index
$140
$120
$100
$80
$60
$40
$20
$0
6/06
6/07
6/08
6/09
6/10
6/11
First Acceptance Corporation
Russell 3000
S&P Property & Casualty Insurance

	June 30,					
	2006	2007	2008	2009	2010	2011
First Acceptance Corporation	100.00	86.25	27.16	18.08	14.52	15.70
Russell 3000	100.00	120.07	104.84	76.99	89.09	117.93
S&P Property & Casualty Insurance	100.00	114.39	80.09	62.31	78.97	84.72

Unregistered Sales of Equity Securities and Use of Proceeds

The following table provides information regarding repurchases by us of our common stock during the periods indicated. We repurchased 3,350 shares from employees during the three months ended June 30, 2011 to cover payroll withholding taxes in connection with the vesting of restricted common stock.

Period Beginning	Period Ending	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2011	April 30, 2011	3,350	$ 1.84	--	--
May 1, 2011	May 31, 2011	--	--	--	--
June 1, 2011	June 30, 2011	--	--	--	--
Total		3,350	$ 1.84	--	--

Item 6. Selected Financial Data

The following tables provide selected historical consolidated financial and operating data of the Company at the dates and for the periods indicated. In conjunction with the data provided in the following tables and in order to more fully understand our historical consolidated financial and operating data, you should also read our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included in this report. We derived our selected historical consolidated financial data at June 30, 2011 and 2010 and for the years ended June 30, 2011, 2010 and 2009 from our consolidated financial statements included in this report. We derived our selected historical consolidated financial data at June 30, 2009, 2008 and 2007 and for the years ended June 30, 2008 and 2007 from our consolidated financial statements which are not included in this report. The results for past periods are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2011	2010	2009	2008	2007
Statement of Operations Data:	(in thousands, except per share data)				
Revenues:					
Premiums earned	$ 173,041	$ 187,046	$ 224,113	$ 285,914	$ 300,661
Commission and fee income	29,483	28,852	31,759	36,479	37,324
Investment income	8,395	7,958	9,504	11,250	8,863
Net realized gains (losses) on investments, available-for-sale	(185)	(683)	89	(1,244)	(61)
Other	--	--	--	--	850
	210,734	223,173	265,465	332,399	347,637
Costs and expenses:					
Losses and loss adjustment expenses	129,167	126,995	149,277	219,943	241,908
Insurance operating expenses	77,822	79,833	87,124	98,433	97,629
Other operating expenses	1,369	2,233	1,307	2,415	2,623
Litigation settlement	(9)	(361)	1,570	7,468	--
Stock-based compensation	998	1,048	2,053	1,507	1,063
Depreciation and amortization	1,605	2,013	1,910	1,679	1,624
Interest expense	3,930	3,931	4,138	4,977	1,874
Goodwill and intangible assets impairment[(1)]	52,434	--	67,990	--	--
	267,316	215,692	315,369	336,422	346,721
Income (loss) before income taxes	(56,582)	7,481	(49,904)	(4,023)	916
Provision for income taxes[(1)]	198	441	18,396	13,822	17,586
Net income (loss)	$ (56,780)	$ 7,040	$ (68,300)	$ (17,845)	$ (16,670)
Per Share Data:					
Net income (loss) per share:					
Basic	$ (1.18)	$ 0.15	$ (1.43)	$ (0.37)	$ (0.35)
Diluted	$ (1.18)	$ 0.15	$ (1.43)	$ (0.37)	$ (0.35)
Number of shares used to calculate net income (loss) per share:					
Basic	48,171	47,961	47,664	47,628	47,584
Diluted	48,171	48,418	47,664	47,628	47,584

(1) The year ended June 30, 2011 includes a goodwill and intangible assets impairment charge of $52.4 million. The year ended June 30, 2009 includes a goodwill impairment charge of $68.0 million, a related increase in the tax provision of $15.3 million, and a tax benefit of $5.1 million related to the utilization of federal net operating loss ("NOL") carryforwards that were previously reserved for through a valuation allowance. The provision for income taxes for the year ended June 30, 2008 includes a charge of $11.4 million related to the expiration of certain federal NOL carryforwards as well as an increase in the valuation allowance of $3.6 million for the deferred tax asset for certain federal NOL carryforwards resulting in a charge totaling $15.0 million. The provision for income taxes for the year ended June 30, 2007 includes an increase in the valuation allowance for the deferred tax asset of $6.9 million as well as $10.0 million related to the expiration of certain federal NOL carryforwards resulting in a charge totaling $16.9 million.

	June 30,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and total investments.	$ 216,120	$ 222,734	$ 217,512	$ 228,216	$210,716
Total assets	296,294	356,342	358,956	473,230	498,892
Loss and loss adjustment expense reserves	68,424	73,198	83,973	101,407	91,446
Notes and debentures payable	41,240	41,240	41,240	45,153	64,300
Total liabilities	174,066	179,152	199,100	247,771	259,408
Total stockholders' equity	122,228	177,190	159,856	225,459	239,484
Book value per common share	$ 2.52	$ 3.65	$ 3.31	$ 4.69	$ 5.03

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the caption "Item 1A. Risk Factors."

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in this report, other than statements of historical fact, are forward-looking statements. You can identify these statements from our use of the words "may," "should," "could," "potential," "continue," "plan," "forecast," "estimate," "project," "believe," "intent," "anticipate," "expect," "target," "is likely," "will," or the negative of these terms and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, among other things statements and assumptions relating to:

- our future growth, income, income per share and other financial performance measures;
- the anticipated effects on our results of operations or financial condition from recent and expected developments or events;
- the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolio;
- the accuracy and adequacy of our loss reserving methodologies; and
- our business and growth strategies.

We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in "Item 1A. Risk Factors", as well as other sections, of this report.

You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this report. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report.

General

We are principally a retailer, servicer and underwriter of non-standard personal automobile insurance. We also own two tracts of land in San Antonio, Texas that are held for sale. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type. Generally, our customers are required by law to buy a minimum amount of automobile insurance.

At August 31, 2011, we leased and operated 384 retail locations (or "stores") staffed by employee-agents who primarily sell non-standard personal automobile insurance products underwritten by us as well as certain commissionable ancillary products. In most states, our employee-agents also sell a complementary tenant homeowner insurance product underwritten by us. At August 31, 2011, we wrote non-standard personal automobile insurance in 12 states and were licensed in 13 additional states.

The following table shows the number of our retail locations. Retail location counts are based upon the date that a location commenced or ceased writing business.

	Year Ended June 30,	
	2011	2010
Retail locations – beginning of period	394	418
Opened	1	1
Closed	(10)	(25)
Retail locations – end of period	385	394

The following table shows the number of our retail locations by state.

	June 30,		
	2011	2010	2009
Alabama	24	25	25
Florida	31	31	39
Georgia	60	60	61
Illinois	68	74	78
Indiana	17	17	18
Mississippi	8	8	8
Missouri	12	12	12
Ohio	27	27	27
Pennsylvania	16	16	17
South Carolina	26	26	27
Tennessee	20	19	20
Texas	76	79	86
Total	385	394	418

Developments during the Year

On March 1, 2011, we announced the resignation of Edward L. Pierce as our President and Kevin P. Cohn as our Senior Vice President and Chief Financial Officer. In light of these resignations, the Board of Directors of the Company elected Mark A. Kelly and Michael J. Bodayle as interim President and interim Chief Financial Officer, respectively. On May 17, 2011, the Board of Directors appointed John R. Barnett as Senior Vice President of Finance, in which capacity Mr. Barnett will serve as the Company's principal financial and accounting officer. For a more detailed description of these management changes, see our Current Reports on Form 8-K filed with the United States Securities and Exchange Commission ("SEC") on March 2, 2011, April 1, 2011 and May 23, 2011.

Consolidated Results of Operations

Overview

Our primary focus is the selling, servicing and underwriting of non-standard personal automobile insurance. Our real estate and corporate segment consists of activities related to the disposition of real estate held for sale, interest expense associated with debt, and other general corporate overhead expenses.

The following table presents selected financial data for our insurance operations and real estate and corporate segments (in thousands).

	Year Ended June 30,		
	2011	2010	2009
Revenues:			
Insurance	$ 210,618	$ 223,054	$ 265,341
Real estate and corporate	116	119	124
Consolidated total	$ 210,734	$ 223,173	$ 265,465
Income (loss) before income taxes:			
Insurance	$ (50,407)	$ 14,568	$ (42,536)
Real estate and corporate	(6,175)	(7,087)	(7,368)
Consolidated total	$ (56,582)	$ 7,481	$ (49,904)

Our insurance operations generate revenues primarily from selling, servicing and underwriting non-standard personal automobile insurance policies and related products in 12 states. We conduct our underwriting operations through three insurance company subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. Our insurance revenues are primarily generated from:

- premiums earned, including policy and renewal fees, from sales of policies written and assumed by our insurance company subsidiaries;
- commission and fee income, including installment billing fees on policies written, agency fees and commissions and fees for other ancillary products and services; and
- investment income earned on the invested assets of the insurance company subsidiaries.

The following table presents gross premiums earned by state (in thousands). Effective August 1, 2010, our insurance company subsidiaries began utilizing excess-of-loss reinsurance with an unaffiliated reinsurer to limit our exposure to losses under liability coverages for automobile insurance policies issued with limits greater than the minimum statutory requirements.

	Year Ended June 30,		
	2011	2010	2009
Gross premiums earned:			
Georgia	$ 37,666	$ 40,712	$ 49,762
Texas	23,262	24,243	25,971
Illinois	22,916	24,550	27,583
Florida	19,361	20,808	26,113
Alabama	16,871	19,338	23,948
Ohio	13,518	12,452	12,914
Tennessee	10,627	11,764	15,269
South Carolina	9,803	11,424	17,887
Pennsylvania	9,186	10,566	11,437
Indiana	4,547	4,962	5,537
Missouri	2,825	3,261	3,907
Mississippi	2,630	2,966	3,785
Total gross premiums earned	173,212	187,046	224,113
Premiums ceded	(171)	--	--
Total net premiums earned	$ 173,041	$ 187,046	$ 224,113

The following table presents the change in the total number of policies in force ("PIF") for the insurance operations. PIF increase as a result of new policies issued and decrease as a result of policies that are canceled or expire and are not renewed.

	Year Ended June 30,		
	2011	2010	2009
Policies in force – beginning of period	154,655	158,222	194,079
Net decrease during period	(10,245)	(3,567)	(35,857)
Policies in force – end of period	144,410	154,655	158,222

The following tables present total PIF for the insurance operations segregated by policies that were sold through our open and closed retail locations as well as our independent agents. For our retail locations, PIF are further segregated by (i) new and renewal and (ii) liability-only or full coverage. New policies are defined as those policies issued to both first-time customers and customers who have reinstated a lapsed or cancelled policy. Renewal policies are those policies which renewed after completing their full uninterrupted policy term. Liability-only policies are defined as those policies including only bodily injury (or no-fault) and property damage coverages, which are the required coverages in most states. For comparative purposes, the PIF data with respect to closed retail locations for each of the periods presented below includes all retail locations closed at June 30, 2011.

	June 30,	
	2011	2010
Retail locations:		
Open retail locations:		
New	63,957	69,746
Renewal	76,215	77,193
	140,172	146,939
Closed retail locations:		
New	177	1,763
Renewal	2,133	3,769
	2,310	5,532
Independent agents	1,928	2,184
Total policies in force	144,410	154,655

	June 30,	
	2011	2010
Retail locations:		
Open retail locations:		
Liability-only	85,439	89,096
Full coverage	54,733	57,843
	140,172	146,939
Closed retail locations:		
Liability-only	1,354	3,472
Full coverage	956	2,060
	2,310	5,532
Independent agents	1,928	2,184
Total policies in force	144,410	154,655

Insurance companies present a combined ratio as a measure of their overall underwriting profitability. The components of the combined ratio are as follows.

Loss Ratio - Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned and is a basic element of underwriting profitability. We calculate this ratio based on all direct and assumed premiums earned, net of ceded reinsurance.

Expense Ratio - Expense ratio is the ratio (expressed as a percentage) of insurance operating expenses to net premiums earned. Insurance operating expenses are reduced by commission and fee income from insureds. This is a measurement that illustrates relative management efficiency in administering our operations.

Combined Ratio - Combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, an insurance company cannot be profitable without sufficient investment income.

The following table presents the loss, expense and combined ratios for our insurance operations.

	Year Ended June 30,		
	2011	**2010**	**2009**
Loss and loss adjustment expense	74.7%	67.9%	66.6%
Expense	27.9%	27.3%	24.7%
Combined	102.6%	95.2%	91.3%

Excluding the severance and related benefits charges incurred in connection with the separation of certain executive officers of $1.3 million during March 2011, the expense and combined ratios for the year ended June 30, 2011 were 27.2% and 101.8%, respectively.

Investments

We use the services of an independent investment manager to manage our investment portfolio. The investment manager conducts, in accordance with our investment policy, all of the investment purchases and sales for our insurance company subsidiaries. Our investment policy has been established by the Investment Committee of our Board of Directors and specifically addresses overall investment goals and objectives, authorized investments, prohibited securities, restrictions on sales by the investment manager and guidelines as to asset allocation, duration and credit quality. Management and the Investment Committee meet regularly with our investment manager to review the performance of the portfolio and compliance with our investment guidelines.

The invested assets of the insurance company subsidiaries consist substantially of marketable, investment grade, U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations ("CMOs"). Investment income is comprised primarily of interest earned on these securities, net of related investment expenses. Realized gains and losses may occur from time to time as changes are made to our holdings based upon changes in interest rates or the credit quality of specific securities.

The value of our consolidated investment portfolio was $186.8 million at June 30, 2011 and consisted of fixed maturity securities and an investment in a mutual fund, all carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. At June 30, 2011, we had gross unrealized gains of $10.1 million and gross unrealized losses of $0.6 million in our consolidated investment portfolio.

At June 30, 2011, 95.5% of the fair value of our fixed maturity portfolio was rated "investment grade" (a credit rating of AAA to BBB-) by nationally recognized rating organizations. The average credit rating of our fixed maturity portfolio was AA- at June 30, 2011. Investment grade securities generally bear lower yields and have lower degrees of risk than those that are unrated or non-investment grade. We believe that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Investments in CMOs had a fair value of $33.6 million at June 30, 2011 and represented 19% of our fixed maturity portfolio. At June 30, 2011, 84% of our CMOs were considered investment grade by nationally recognized rating agencies. In addition, 76% of our CMOs were rated AAA and 62% of our CMOs were backed by agencies of the United States government. Of the non-agency backed CMOs, 36% were rated AAA.

The following table summarizes our investment securities at June 30, 2011 (in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 24,897	$ 1,250	$ --	$ 26,147
State	7,396	280	--	7,676
Political subdivisions	1,798	20	(1)	1,817
Revenue and assessment	25,819	1,123	(171)	26,771
Corporate bonds	78,199	4,686	(240)	82,645
Collateralized mortgage obligations:				
Agency backed	19,541	1,440	--	20,981
Non-agency backed – residential	5,758	243	(173)	5,828
Non-agency backed – commercial	6,215	556	(11)	6,760
Redeemable preferred stock	176	--	(3)	173
Total fixed maturities, available-for-sale	169,799	9,598	(599)	178,798
Investment in mutual fund, available-for-sale	7,501	516	--	8,017
	$ 177,300	$ 10,114	$ (599)	$ 186,815

The following table sets forth the scheduled maturities of our fixed maturity securities at June 30, 2011 based on their fair values (in thousands). Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 14,120	$ 80	$ 1,500	$ 15,700
After one through five years	75,186	26	--	75,212
After five through ten years	37,510	--	--	37,510
After ten years	8,980	7,827	--	16,807
No single maturity date	31,450	2,119	--	33,569
	$ 167,246	$ 10,052	$ 1,500	$ 178,798

Other-Than-Temporary Impairment

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10-65, *Recognition and Presentation of Other-Than-Temporary Impairments*, we separate other-than-temporary impairment ("OTTI") into the following two components: (i) the amount related to credit losses, which is recognized in the consolidated statement of operations and (ii) the amount related to all other factors, which is recorded in other comprehensive income (loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. We routinely monitor our investment portfolio for changes in fair value that might indicate potential impairments and perform detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in filings with the SEC for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security before the full recovery of its amortized cost basis are not deemed to be other-than-temporarily impaired.

The issuer-specific factors considered in reaching the conclusion that securities with declines are not other-than-temporary include (i) the extent and duration of the decline in fair value, including the duration of any significant decline in value, (ii) whether the security is current as to payments of principal and interest, (iii) a valuation of any underlying collateral, (iv) current and future conditions and trends for both the business and its industry, (v) changes in cash flow assumptions for CMOs and (vi) rating agency actions. Based on these factors, we make a determination as to the probability of recovering principal and interest on the security.

On a quarterly basis, we review cash flow estimates for certain non-agency backed CMOs of lesser credit quality following the guidance of FASB ASC 325-40-65, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* ("FASB ASC 325-40-65"). Accordingly, when changes in estimated cash flows from the cash flows previously estimated occur due to actual or estimated prepayment or credit loss experience, and the present value of the revised cash flows is less than the present value previously estimated, OTTI is deemed to have occurred. For non-agency backed CMOs not subject to FASB ASC 325-40-65, we review quarterly projected cash flow analyses and recognize OTTI when it is determined that a loss is probable. We have recognized OTTI related to certain non-agency backed CMOs as the underlying cash flows have been adversely impacted due to a reduction in prepayments from mortgage refinancing and an increase in actual and projected delinquencies in the underlying mortgages.

Our review of non-agency backed CMOs included an analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities' relative position in their respective capital structures and credit ratings from statistical rating agencies. We review quarterly projected cash flow analyses for each security utilizing current assumptions regarding (i) actual and anticipated delinquencies, (ii) delinquency transition-to-default rates and (iii) loss severities. Based on our quarterly reviews, we determined that there had not been an adverse change in projected cash flows, except in the case of those securities discussed in Note 2 to our consolidated financial statements, which incurred OTTI charges recognized in the consolidated statement of operations of $0.4 million and $1.0 million for the years ended June 30, 2011 and 2010. We believe that the unrealized losses on the remaining non-agency backed CMOs for which OTTI charges have not been recorded are not necessarily predictive of the ultimate performance of the underlying collateral. We do not intend to sell these securities and it is more likely than not that we will not be required to sell these securities before the recovery of their amortized cost basis.

We believe that the remaining securities having unrealized losses at June 30, 2011 were not other-than-temporarily impaired. We also do not intend to sell any of these securities and it is more likely than not that we will not be required to sell any of these securities before the recovery of their amortized cost basis.

Year Ended June 30, 2011 Compared with the Year Ended June 30, 2010

Consolidated Results

Revenues for the year ended June 30, 2011 decreased 6% to $210.7 million from $223.2 million in the prior year. Loss before income taxes for the year ended June 30, 2011 was $56.6 million, compared with income before income taxes of $7.5 million for the year ended June 30, 2010. The loss before income taxes for the year ended June 30, 2011 included a goodwill and intangible assets impairment charge of $52.4 million, or $1.09 per share on a diluted basis, favorable development of $1.7 million for losses occurring in prior fiscal years, charges of $1.7 million incurred in connection with the separation of certain executive officers during March 2011 (comprised of $1.3 million in accrued severance and benefits and a $0.4 million non-cash charge related to the vesting of certain stock awards) and $0.4 million of other-than-temporary impairment charges on investments. Net loss for the year ended June 30, 2011 was $56.8 million, compared with net income of $7.0 million for the year ended June 30, 2010. Basic and diluted net loss per share were $1.18 for the year ended June 30, 2011, compared with basic and diluted net income per share of $0.15 for the year ended June 30, 2010.

Insurance Operations

Revenues from insurance operations were $210.6 million for the year ended June 30, 2011, compared with $223.1 million for the year ended June 30, 2010. Loss before income taxes from insurance operations for the year ended June 30, 2011 was $50.4 million, compared with income before income taxes from insurance operations of $14.6 million for the year ended June 30, 2010.

Premiums Earned

Premiums earned decreased by $14.0 million, or 7%, to $173.0 million for the year ended June 30, 2011, from $187.0 million for the year ended June 30, 2010. The decrease in premiums earned was primarily due to a decline in the number of PIF from 154,655 at June 30, 2010 to 144,410 at June 30, 2011, which was impacted by the closure of underperforming stores. At June 30, 2011, we operated 385 stores, compared with 394 stores at June 30, 2010. Premiums earned were also negatively impacted by an increase in the percentage of PIF with liability-only coverage. Although the number of PIF sold through our open stores decreased from 146,939 at June 30, 2010 to 140,172 at June 30, 2011, for those policies quoted, we have experienced a higher close ratio for the year ended June 30, 2011 compared with the prior year.

Commission and Fee Income

Commission and fee income increased 2% to $29.5 million for the year ended June 30, 2011, from $28.9 million for the year ended June 30, 2010. This increase in commission and fee income was a result of higher fee income related to commissionable ancillary products sold through our retail locations offset by the decrease in the number of PIF.

Investment Income

Investment income increased to $8.4 million during the year ended June 30, 2011 from $8.0 million during the year ended June 30, 2010. This increase in investment income was primarily a result of the higher yield obtained on the mutual fund investment made in June 2010. At June 30, 2011 and 2010, the tax-equivalent book yields for our fixed maturities portfolio were 4.9% and 4.3%, respectively, with effective durations of 3.38 and 3.16 years, respectively.

Net Realized Losses on Investments, Available-for-Sale

Net realized losses on investments, available-for-sale during the year ended June 30, 2011 included $0.2 million in net realized gains on sales and redemptions and $0.4 million of charges related to OTTI on certain non-agency backed CMOs. Net realized losses on investments, available-for-sale during the year ended June 30, 2010 included $0.3 million in net realized gains on sales and redemptions and $1.0 million of charges related to OTTI on certain non-agency backed CMOs. For additional information with respect to the determination of OTTI losses on investment securities, see "Critical Accounting Estimates – Investments" below and Note 2 to our consolidated financial statements.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 74.7% for the year ended June 30, 2011, compared with 67.9% for the year ended June 30, 2010. We experienced favorable development related to prior fiscal years of $1.7 million for the year ended June 30, 2011, compared with $11.2 million for the year ended June 30, 2010. The favorable development for the year ended June 30, 2011 was primarily due to lower than anticipated severity of accidents occurring during the fiscal 2009 and 2010 accident years, specifically in bodily injury coverage in Texas, Tennessee and South Carolina and physical damage coverages in Georgia, partially offset by higher loss adjustment expenses specific to bodily injury and Florida no-fault coverages.

Excluding the development related to prior fiscal years, the loss and loss adjustment expense ratios for the years ended June 30, 2011 and 2010 were 75.6% and 74.0%, respectively. The year-over-year increase in the loss and loss adjustment expense ratio was primarily due to (i) the increase in the percentage of liability-only policies which generally have a higher expected loss and loss adjustment expense ratio than full-coverage policies, (ii) higher loss adjustment expense due to anti-fraud and litigation-avoidance initiatives and (iii) the impact of Spring 2011 storm-related losses.

We have substantially completed the process of implementing a new multivariate pricing program. We believe this new pricing program provides us with greater pricing segmentation and improves our pricing relative to the risk we are insuring. Currently, approximately 32% of our PIF have been underwritten using this new pricing program, which has now been implemented in nine of the twelve states in which we operate. We plan to implement the new pricing program in the three remaining states in which we operate by December 2011.

Operating Expenses

Insurance operating expenses decreased 3% to $77.8 million for the year ended June 30, 2011 from $79.8 million for the year ended June 30, 2010. The decrease was primarily a result of the reduction in costs (such as employee-agent commissions and premium taxes) that varied along with the decrease in premiums earned as well as savings realized from the closure of underperforming stores, offset by severance and related benefits charges of $1.3 million incurred in connection with the separation of certain executive officers during March 2011.

The expense ratio was 27.9% for the year ended June 30, 2011, compared with 27.3% for the year ended June 30, 2010. Excluding the severance and related benefits charges noted above, the expense ratio for the year ended June 30, 2011 was 27.2%, compared to 27.3% in the prior fiscal year.

Overall, the combined ratio increased to 102.6% for the year ended June 30, 2011 from 95.2% for the year ended June 30, 2010. Excluding the severance and related benefits charges noted above, the combined ratio for the year ended June 30, 2011 was 101.8%.

Goodwill and Intangible Assets Impairment

We recorded a non-cash, pre-tax goodwill and intangible assets impairment charge in fiscal year 2011 of $52.4 million. We are required to perform periodic impairment tests of our goodwill and intangible assets. The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of our peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The fair value of our reporting unit, from a market participant's perspective, was estimated utilizing both (i) a cash flow projection derived from our long-range strategic plan using a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with our operations and (ii) recent industry transaction and trading trends in price to tangible book multiples and related returns on tangible equity. As a result of recent trends in industry transaction and trading multiples, we recognized a non-cash, pre-tax goodwill impairment charge of $50.9 million in the fourth quarter of fiscal year 2011, which included a $1.9 million addition to deferred tax liabilities.

A variance in the discount rate could have had a significant effect on the amount of the goodwill impairment charge recognized. A one percent (1%) increase or decrease in the discount rate would have caused an increase or decrease in the goodwill impairment charge of approximately $15 million.

Indefinite-lived intangible assets primarily consist of acquired trademarks and trade names. In measuring the fair value for these intangible assets, we utilize the relief-from-royalty method. This method assumes that trademarks and trade names have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital. As a result of decisions made by management during the most recent quarter regarding entity-wide branding initiatives, we recognized a non-cash, pre-tax impairment charge of $1.6 million related to trade name intangible assets.

We do not believe that these non-cash impairment charges will have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

Our evaluation includes multiple assumptions that may change over time. If future discounted cash flows become less than those projected by us or unfavorable industry transaction multiples and trading trends continue, further impairment charges may become necessary that could have a materially adverse impact on our results of operations in the period in which the write-off occurs. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decline in our common stock trading price may indicate an impairment of goodwill.

Provision for Income Taxes

The provision for income taxes for the year ended June 30, 2011 was $0.2 million, compared with $0.4 million for fiscal year 2010. The provision for income taxes relates to current state income taxes for certain subsidiaries with taxable income. The current fiscal year includes an adjustment that reduced certain accrued state income taxes. At June 30, 2011 and 2010, we established a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing our ability to support the realizability of our deferred tax assets, we considered both positive and negative evidence. We placed greater weight on historical results than on our outlook for future profitability. The deferred tax valuation allowance may be adjusted in future periods if we determine that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is adjusted, we would record an income tax benefit for the adjustment.

Real Estate and Corporate

Loss before income taxes from real estate and corporate operations for the year ended June 30, 2011 was $6.2 million, compared with a loss from real estate and corporate operations before income taxes of $7.1 million for the year ended June 30, 2010. Segment losses consist of other operating expenses not directly related to our insurance operations, interest expense and stock-based compensation offset by investment income on corporate invested assets. We incurred $3.9 million of interest expense during both the years ended June 30, 2011 and 2010 related to the debentures issued in June 2007.

Year Ended June 30, 2010 Compared with the Year Ended June 30, 2009

Consolidated Results

Revenues for the year ended June 30, 2010 decreased 16% to $223.2 million from $265.5 million in the prior year. Income before income taxes for the year ended June 30, 2010 was $7.5 million, compared with a loss before income taxes of $49.9 million for the year ended June 30, 2009. The loss before income taxes for the year ended June 30, 2009 included a goodwill impairment charge of $68.0 million. Net income for the year ended June 30, 2010 was $7.0 million, compared with a net loss of $68.3 million for the year ended June 30, 2009. The net loss for the year ended June 30, 2009 included the goodwill impairment charge and an additional net charge of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal NOL carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance. Basic and diluted net income per share was $0.15 for the year ended June 30, 2010, compared with basic and diluted net loss per share of $1.43 for the year ended June 30, 2009.

Insurance Operations

Revenues from insurance operations were $223.1 million for the year ended June 30, 2010, compared with $265.3 million for the year ended June 30, 2009. Income before income taxes from insurance operations for the year ended June 30, 2010 was $14.6 million, compared with loss before income taxes from insurance operations of $42.5 million for the year ended June 30, 2009.

Premiums Earned

Premiums earned decreased by $37.1 million, or 16.5%, to $187.0 million for the year ended June 30, 2010, from $224.1 million for the year ended June 30, 2009. The decrease in premiums earned was due to weak economic conditions, which caused both a decline in the number of policies written, as well as an increase in the percentage of our customers purchasing liability-only coverage. The closure of underperforming stores also contributed toward the decrease in premiums earned. The number of policies in force at June 30, 2010 decreased 2.3% over the same date in 2009 from 158,222 to 154,655, due to the factors noted above. At June 30, 2010, we operated 394 stores, compared with 418 stores at June 30, 2009.

Commission and Fee Income

Commission and fee income decreased 9% to $28.9 million for the year ended June 30, 2010, from $31.8 million for the year ended June 30, 2009. The decrease in commission and fee income was a result of the decrease in the number of policies in force, partially offset by higher fee income related to commissionable ancillary products sold through our retail locations.

Investment Income

Investment income decreased to $8.0 million during the year ended June 30, 2010 from $9.5 million during the year ended June 30, 2009. The decrease in investment income was primarily a result of the sale of fixed maturity investments in fiscal year 2009 to generate taxable income to utilize expiring NOLs and the reduced yields obtained on reinvestment. At June 30, 2010 and 2009, the tax-equivalent book yield for our fixed maturities portfolio was 4.3% and 3.5%, respectively, with effective durations of 3.16 and 2.26 years, respectively.

Net Realized Gains (Losses) on Investments, Available-for-Sale

Net realized losses on investments, available-for-sale during the year ended June 30, 2010 included $0.3 million in net realized gains on sales and redemptions and $1.0 million of charges related to OTTI on certain non-agency backed CMOs. Net realized gains on investments, available-for-sale during the year ended June 30, 2009 included $2.5 million in net realized gains on sales and redemptions and $2.4 million of charges related to OTTI on investments, which was comprised of $1.5 million related to certain non-agency backed CMOs and $0.9 million related to three corporate bonds. For additional information with respect to the determination of OTTI losses on investment securities, see "Critical Accounting Estimates – Investments" below and Note 2 to our consolidated financial statements.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 67.9% for the year ended June 30, 2010, compared with 66.6% for the year ended June 30, 2009. We experienced favorable development related to prior periods of $11.2 million for the year ended June 30, 2010, compared with $11.4 million for the year ended June 30, 2009. The favorable development for the year ended June 30, 2010 was due to lower than anticipated severity of accidents occurring during the fiscal 2007 and 2008 accident years, primarily in bodily injury coverage in Georgia and South Carolina, an improvement in our claim handling practices and a shift in business mix toward renewal policies, which have lower loss ratios than new policies. The favorable development for the year ended June 30, 2009 was primarily due to both lower than anticipated severity and frequency of accidents, most notably in our property and physical damage coverages.

Excluding the favorable development related to prior periods, the loss and loss adjustment expense ratios for the years ended June 30, 2010 and 2009 were 74.0% and 71.7%, respectively. The year-over-year increase in the loss and loss adjustment expense ratio was due to higher frequency of accidents experienced during the first half of calendar year 2010.

Operating Expenses

Insurance operating expenses decreased 8% to $79.8 million for the year ended June 30, 2010 from $87.1 million for the year ended June 30, 2009. The decrease was primarily a result of a reduction in costs (such as employee-agent commissions and premium taxes) that varied along with the decrease in premiums earned as well as savings realized from the closure of underperforming stores.

The expense ratio increased from 24.7% for the year ended June 30, 2009 to 27.3% for fiscal year 2010. The year-over-year increase in the expense ratio was due to the decrease in premiums earned, which resulted in a higher percentage of fixed expenses in our retail operations (such as rent and base salary).

Overall, the combined ratio increased to 95.2% for the year ended June 30, 2010 from 91.3% for the year ended June 30, 2009.

Litigation Settlement

Litigation settlement costs for the year ended June 30, 2010 were $(0.4) million, compared with $1.6 million for fiscal year 2009. The reduction in expense during the year ended June 30, 2010 related primarily to the forfeiture of premium credits by Georgia and Alabama class members. The year ended June 30, 2009 included costs incurred in connection with our settlement and defense of the litigation as described further in Note 15 to our consolidated financial statements, a $2.95 million insurance recovery from our insurance carrier regarding coverage for the costs and expenses we incurred relating to the settlement, and reductions in expense related to the forfeiture of premium credits by Georgia and Alabama class members.

Goodwill Impairment

We recorded a non-cash, pre-tax goodwill impairment charge in fiscal year 2009 of $68.0 million as a result of the adverse impact of difficult economic conditions on our customers and business and the resulting decline in its share price during the fourth quarter of fiscal year 2009. The fair value of our reporting unit, from a market participant's perspective, was estimated utilizing both (i) a cash flow projection derived from our long-range strategic plan using a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with our operations and (ii) recent industry transaction and trading trends in price to tangible book multiples and related returns on tangible equity. This non-cash goodwill impairment charge did not have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

Provision for Income Taxes

The provision for income taxes for the year ended June 30, 2010 was $0.4 million, compared with $18.4 million for fiscal year 2009. The provision for income taxes for the year ended June 30, 2010 related to current state income taxes for certain subsidiaries with taxable income. At June 30, 2010 and 2009, we established a full valuation allowance against all net deferred tax assets. In assessing our ability to support the realizability of our deferred tax assets, we considered both positive and negative evidence. We placed greater weight on historical results than on our outlook for future profitability. The deferred tax valuation allowance may be adjusted in future periods if we determine that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is adjusted, we would record an income tax benefit for the adjustment.

The provision for income taxes for the year ended June 30, 2009 included the establishment of a full valuation allowance against our net deferred tax assets which, in combination with the tax effect of the goodwill impairment charge, resulted in a net increase in the tax provision of $15.3 million during the three months ended June 30, 2009. This charge was partially offset by a $5.1 million tax benefit related to the utilization of tax NOL carryforwards expiring in 2009 that had been previously reserved for through a valuation allowance resulting in a net increase in the tax provision for the year of $10.2 million.

Real Estate and Corporate

Loss before income taxes from real estate and corporate operations for the year ended June 30, 2010 was $7.1 million, compared with a loss from real estate and corporate operations before income taxes of $7.4 million for the year ended June 30, 2009. Segment losses consist of other operating expenses not directly related to our insurance operations, interest expense and stock-based compensation offset by investment income on corporate invested assets.

We incurred $3.9 million of interest expense during both the years ended June 30, 2010 and 2009 related to the debentures issued in June 2007. During the year ended June 30, 2009, we incurred $0.1 million of interest expense in connection with borrowings under our former credit facility. The credit facility was repaid in full and terminated on October 31, 2008.

Liquidity and Capital Resources

Our primary sources of funds are premiums, fees and investment income from our insurance company subsidiaries and commissions and fee income from our non-insurance company subsidiaries. Our primary uses of funds are the payment of claims and operating expenses. Net cash used in operating activities for the year ended June 30, 2011 and 2010 was $6.2 million and $1.1 million, respectively. Net cash used in operating activities for both periods was primarily the result of a decrease in cash collected from premiums written. Net cash provided by investing activities for the year ended June 30, 2011 was $9.3 million compared with net cash used in investing activities of $49.9 million for the prior fiscal year. The year ended June 30, 2011 included net reductions in our investment portfolio of $9.9 million, while the prior fiscal year included net additions to our investment portfolio of $48.3 million. The net reductions in the current fiscal year were primarily a result of maturities and redemptions. The net additions in the prior fiscal year were primarily the result of the reinvestment of the proceeds from sales in the prior fiscal year of investments to generate taxable income to utilize expiring tax net operating loss carryforwards.

Our holding company requires cash for general corporate overhead expenses and for debt service related to our debentures payable. The holding company's primary source of unrestricted cash to meet its obligations is the sale of ancillary products to our insureds and, if necessary, the holding company may receive dividends from our insurance company subsidiaries. The holding company also receives cash from operating activities as a result of investment income. Through an intercompany tax allocation arrangement, taxable losses of the holding company provide cash to the holding company to the extent that taxable income is generated by the insurance company subsidiaries. At June 30, 2011, we had $12.0 million available in unrestricted cash and investments outside of the insurance company subsidiaries. These funds and the additional unrestricted cash from the sources noted above will be used to pay our future cash requirements outside of the insurance company subsidiaries.

The holding company has debt service requirements related to the debentures payable. The debentures are interest-only and mature in full in July 2037. Interest is fixed annually through July 2012 at $3.9 million. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which time the rate becomes variable (LIBOR plus 375 basis points). Based on current LIBOR interest rates, our interest expense related to the debentures would decrease beginning in August 2012.

State insurance laws limit the amount of dividends that may be paid from our insurance company subsidiaries. Based on our earned surplus, we believe that we have total dividend capacity for the next twelve months of $15.3 million, of which $3.4 million would be deemed extraordinary and subject to regulatory approval.

The National Association of Insurance Commissioners Model Act for risk-based capital provides formulas to determine each December 31 on an annual basis the amount of statutory capital and surplus that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. There are also statutory guidelines that suggest that on an annual calendar year basis an insurance company should not exceed a ratio of net premiums written to statutory capital and surplus of 3-to-1. On a combined basis, the ratios for our insurance company subsidiaries of net premiums written for the last twelve months to statutory capital and surplus were 1.49-to-1 at June 30, 2011. Based on our current forecast on a combined basis, we anticipate that our risk-based capital levels will be adequate and that our ratio of net premiums written to statutory capital and surplus will not exceed the 3-to-1 statutory guideline for the reasonably foreseeable future. We therefore believe that our insurance company subsidiaries have sufficient statutory capital and surplus available to support their net premium writings in this time frame.

We believe that existing cash and investment balances, when combined with anticipated cash flows as noted above, will be adequate to meet our expected liquidity needs, for both the holding company and our insurance company subsidiaries, in both the short-term and the reasonably foreseeable future. Any future growth strategy may require external financing, and we may from time to time seek to obtain external financing. We cannot assure that additional sources of financing will be available to us on favorable terms, or at all, or that any such financing would not negatively impact our results of operations.

Contractual Obligations

The following table summarizes all of our contractual obligations by period at June 30, 2011 (in thousands).

	Payments Due By Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Loss and loss adjustment expense reserves (1)..	$ 68,424	$ 25,522	$ 29,833	$ 8,553	$ 4,516
Debentures payable (2)............................	86,581	3,826	3,477	3,296	75,982
Capitalized lease obligations......................	75	63	12	--	--
Operating leases (3)................................	18,505	7,389	7,673	2,514	929
Severance obligations..............................	996	996	--	--	--
Other..	127	127	--	--	--
Total contractual cash obligations................	$ 174,708	$ 37,923	$ 40,995	$ 14,363	$ 81,427

(1) Loss and loss adjustment expense reserves do not have contractual maturity dates; however, based on historical payment patterns, the amount presented is our estimate of the expected timing of these payments. The timing of these payments is subject to significant uncertainty. We maintain a portfolio of marketable investments with varying maturities and a substantial amount of cash and cash equivalents intended to provide adequate cash flows for such payments.

(2) Payments due by period assume a contractual fixed interest rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points, or 3.996% at July 1, 2011).

(3) Consists primarily of rental obligations under real estate leases related to our retail locations and corporate offices.

Trust Preferred Securities

On June 15, 2007, First Acceptance Statutory Trust I ("FAST I"), our wholly-owned unconsolidated subsidiary trust entity, completed a private placement whereby FAST I issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to us, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from us. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points). The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities, which have not been deferred, are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during any such deferments. FAST I does not meet the requirements for consolidation of FASB ASC 810-10, *Variable Interest Entities.*

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use. For additional information with respect to our operating leases, see "Contractual Obligations" above and Note 7 to our consolidated financial statements.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. The following are considered to be our critical accounting estimates.

Valuation of Deferred Tax Asset

We maintain income taxes in accordance with FASB ASC 740-10, *Income Taxes*, whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and operating loss and tax credit carryforwards and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Valuation of the deferred tax asset is considered a critical accounting estimate because the determination of our ability to utilize the asset involves a number of management assumptions relating to future operations that could materially affect the determination of the ultimate value and, therefore, the carrying amount of our deferred tax asset.

Goodwill and Identifiable Intangible Assets

Goodwill and other identifiable intangible assets are attributable to our insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets having an indefinite useful life are not amortized for financial statement purposes. We are required to perform annual impairment tests of our goodwill and intangible assets. We perform our annual impairment tests as of the last day of the fourth quarter of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of our peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

Our evaluation includes multiple assumptions that may change over time. If future discounted cash flows become less than those projected by us, further impairment charges may become necessary that could have a materially adverse impact on our results of operations and financial condition. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decline in our common stock trading price may indicate an impairment of goodwill.

Investments

Our investments are recorded at fair value, which is typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired because of the inherent volatility of publicly-traded investments. Management reviews investments for impairment on a quarterly basis. A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a charge against income for the credit-related portion of any such impairment.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. We routinely monitor our investment portfolio for changes in fair value that might indicate potential impairments and perform detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in SEC filings for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security before the recovery of its amortized cost basis are not deemed to be other-than-temporarily impaired.

Losses and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves represent our best estimate of our ultimate liability for losses and loss adjustment expenses relating to events that occurred prior to the end of any given accounting period but have not been paid. Months and potentially years may elapse between the occurrence of an automobile accident covered by one of our insurance policies, the reporting of the accident and the payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported, which is referred to as case reserves. As accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported ("IBNR").

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all of its unpaid losses, including case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. We also consider various other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. Our actuarial staff continually monitors these estimates on a state and coverage level. We utilize our actuarial staff to determine appropriate reserve levels. As experience develops or new information becomes known, we increase or decrease the level of our reserves in the period in which changes to the estimates are determined. Accordingly, the actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See "Item 1. Business – Loss and Loss Adjustment Expense Reserves" in this report for additional information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio, which is exposed primarily to interest rate risk and credit risk. The fair value of our investment portfolio is directly impacted by changes in market interest rates; generally, the fair value of fixed-income investments moves inversely with movements in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. Likewise, the underlying investments of our current mutual fund investment are also fixed-income investments. This portfolio composition allows flexibility in reacting to fluctuations of interest rates. The portfolios of our insurance company subsidiaries are managed to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

Interest Rate Risk

The fair values of our fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in the fair values of those instruments. Additionally, the fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The following table summarizes the estimated effects of hypothetical increases and decreases in interest rates resulting from parallel shifts in market yield curves on our fixed maturity portfolio (in thousands). It is assumed that the effects are realized immediately upon the change in interest rates. The hypothetical changes in market interest rates do not reflect what could be deemed best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these and other reasons, actual results might differ from those reflected in the table.

	Sensitivity to Instantaneous Interest Rate Changes (basis points)					
	(100)	(50)	0	50	100	200
Fair value of fixed maturity portfolio......................	$ 185,252	$ 181,989	$ 178,798	$ 175,696	$ 172,682	$ 166,916

The following table provides information about our fixed maturity investments at June 30, 2011 which are sensitive to interest rate risk. The table shows expected principal cash flows (at par value, which differs from amortized cost as a result of premiums or discounts at the time of purchase and OTTI) by expected maturity date for each of the five fiscal years and collectively for all fiscal years thereafter (in thousands). Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. CMOs and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

Year Ended June 30,	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
2012	$ 14,630	$ 80	$ 1,500	$ 16,210
2013	24,185	25	--	24,210
2014	19,365	--	--	19,365
2015	19,378	--	--	19,378
2016	12,662	--	--	12,662
Thereafter.....................	67,348	9,805	--	77,153
Total.............................	$ 157,568	$ 9,910	$ 1,500	$ 168,978
Fair value	$ 167,246	$ 10,052	$ 1,500	$ 178,798

On June 15, 2007, our wholly-owned unconsolidated trust entity, FAST I, used the proceeds from its sale of trust preferred securities to purchase $41.2 million of junior subordinated debentures. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points).

Credit Risk

Credit risk is managed by diversifying our investment portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. Our largest investment in any one investment, excluding U.S. government and agency securities, is our investment in a single mutual fund with a fair value of $8.0 million, or 4% of our investment portfolio. Our five largest individual investments make up 16% of our investment portfolio. The average credit quality rating for our fixed maturity portfolio was AA- at June 30, 2011.

The following table presents the underlying ratings of our fixed maturity portfolio by nationally recognized securities rating organizations at June 30, 2011 (in thousands).

Comparable Rating	Amortized Cost	% of Amortized Cost	Fair Value	% of Fair Value
AAA	$ 62,898	37.0%	$ 66,435	37.2%
AA+, AA, AA-	35,255	20.8%	37,339	20.9%
A+, A, A-	52,040	30.7%	54,559	30.5%
BBB+, BBB, BBB-	12,086	7.1%	12,445	6.9%
Total investment grade	162,279	95.6%	170,778	95.5%
Not rated	3,642	2.1%	3,691	2.1%
BB+, BB, BB-	3,038	1.8%	3,304	1.9%
B+, B, B-	169	0.1%	251	0.1%
CCC+, CCC, CCC-	657	0.4%	666	0.4%
CC+, CC, CC-	14	0.0%	76	0.0%
C+, C, C-	--	0.0%	32	0.0%
Total non-investment grade	3,878	2.3%	4,329	2.4%
Total	$ 169,799	100.0%	$ 178,798	100.0%

The mortgage industry has experienced a significant number of delinquencies and foreclosures, particularly among lower quality exposures ("sub-prime" and "Alt-A"). As a result of these delinquencies and foreclosures, many CMOs with underlying sub-prime and Alt-A mortgages as collateral experienced significant declines in fair value. At June 30, 2011, our fixed maturity portfolio included three CMOs having sub-prime exposure with a fair value of $0.9 million and no exposure to Alt-A investments.

Our investment portfolio consists of $36.3 million of municipal bonds, of which $22.3 million are insured. Of the insured bonds, 69% are insured with MBIA, 14% with AMBAC and 17% with XL Capital. Currently, these securities are paying their principal and periodic interest timely.

The following table presents the underlying ratings at June 30, 2011, represented by the lower of either Standard and Poor's, Fitch's, or Moody's ratings, of the municipal bond portfolio (in thousands).

	Insured		Uninsured		Total	
	Fair Value	% of Fair Value	Fair Value	% of Fair Value	Fair Value	% of Fair Value
AAA	--	0%	4,643	33%	4,643	13%
AA+, AA, AA-	10,494	47%	5,366	39%	15,860	43%
A+, A, A-	10,201	46%	3,908	28%	14,109	39%
BBB+, BBB, BBB-	1,644	7%	--	0%	1,644	5%
Not rated	8	0%	--	0%	8	0%
Total	22,347	100%	13,917	100%	36,264	100%

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited the accompanying consolidated balance sheets of First Acceptance Corporation and subsidiaries (the "Company") as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Acceptance Corporation and subsidiaries at June 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Acceptance Corporation and subsidiaries' internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
August 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited First Acceptance Corporation and subsidiaries' (the "Company") internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Acceptance Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Acceptance Corporation and subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011, and our report dated August 31, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
August 31, 2011

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	June 30,	
	2011	**2010**
ASSETS		
Investments, available-for-sale at fair value (amortized cost of $177,300 and $187,907, respectively)	$ 186,815	$ 196,550
Cash and cash equivalents	29,305	26,184
Premiums and fees receivable, net of allowance of $406 and $418	40,447	41,276
Other assets	7,999	8,733
Property and equipment, net	2,533	3,524
Deferred acquisition costs	3,305	3,623
Goodwill	21,090	70,092
Identifiable intangible assets	4,800	6,360
TOTAL ASSETS	$ 296,294	$ 356,342
LIABILITIES AND STOCKHOLDERS' EQUITY		
Loss and loss adjustment expense reserves	$ 68,424	$ 73,198
Unearned premiums and fees	50,772	52,563
Debentures payable	41,240	41,240
Other liabilities	13,630	12,151
Total liabilities	174,066	179,152
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000 shares authorized	--	--
Common stock, $.01 par value, 75,000 shares authorized; 48,458 and 48,509 shares issued and outstanding, respectively	485	485
Additional paid-in capital	466,777	465,831
Accumulated other comprehensive income	9,515	8,643
Accumulated deficit	(354,549)	(297,769)
Total stockholders' equity	122,228	177,190
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 296,294	$ 356,342

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended June 30,		
	2011	2010	2009
Revenues:			
Premiums earned	$ 173,041	$ 187,046	$ 224,113
Commission and fee income	29,483	28,852	31,759
Investment income	8,395	7,958	9,504
Net realized gains (losses) on investments, available-for-sale	(185)	(683)	89
	210,734	223,173	265,465
Costs and expenses:			
Losses and loss adjustment expenses	129,167	126,995	149,277
Insurance operating expenses	77,822	79,833	87,124
Other operating expenses	1,369	2,233	1,307
Litigation settlement	(9)	(361)	1,570
Stock-based compensation	998	1,048	2,053
Depreciation and amortization	1,605	2,013	1,910
Interest expense	3,930	3,931	4,138
Goodwill and intangible assets impairment	52,434	--	67,990
	267,316	215,692	315,369
Income (loss) before income taxes	(56,582)	7,481	(49,904)
Provision for income taxes	198	441	18,396
Net income (loss)	$ (56,780)	$ 7,040	$ (68,300)
Net income (loss) per share:			
Basic	$ (1.18)	$ 0.15	$ (1.43)
Diluted	$ (1.18)	$ 0.15	$ (1.43)
Number of shares used to calculate net income (loss) per share:			
Basic	48,171	47,961	47,664
Diluted	48,171	48,418	47,664
Reconciliation of net income (loss) to comprehensive income (loss):			
Net income (loss)	$ (56,780)	$ 7,040	$ (68,300)
Unrealized change in investments	872	9,181	(68)
	(55,908)	16,221	(68,368)
Applicable provision for income taxes	--	--	--
Comprehensive income (loss)	$ (55,908)	$ 16,221	$ (68,368)
Detail of net realized gains (losses) on investments, available-for-sale:			
Net realized gains on sales and redemptions	$ 228	$ 300	$ 2,509
Other-than-temporary impairment ("OTTI") charges	(22)	(1,446)	(3,640)
Non-credit portion included in comprehensive income (loss)	2	954	1,220
OTTI charges reclassified from other comprehensive income (loss)	(393)	(491)	--
OTTI charges recognized in net income (loss)	(413)	(983)	(2,420)
Net realized gains (losses) on investments, available-for-sale	$ (185)	$ (683)	$ 89

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balances at June 30, 2008	48,055	$ 481	$ 462,601	$ (470)	$ (237,153)	$ 225,459
Cumulative effect of accounting change	--	--	--	(644)	644	--
Net loss	--	--	--	--	(68,300)	(68,300)
Net unrealized change on investments (net of tax of $0)	--	--	--	576	--	576
Issuance of restricted common stock	225	2	(2)	--	--	--
Stock-based compensation	5	--	2,053	--	--	2,053
Issuance of shares under Employee Stock Purchase Plan	27	--	68	--	--	68
Balances at June 30, 2009	48,312	483	464,720	(538)	(304,809)	159,856
Net income	--	--	--	--	7,040	7,040
Net unrealized change on investments (net of tax of $0)	--	--	--	9,181	--	9,181
Issuance of restricted common stock	160	2	(2)	--	--	--
Forfeiture of restricted common stock	(5)	--	(2)	--	--	(2)
Stock-based compensation	5	--	1,048	--	--	1,048
Issuance of shares under Employee Stock Purchase Plan	37	--	67	--	--	67
Balances at June 30, 2010	48,509	485	465,831	8,643	(297,769)	177,190
Net loss	--	--	--	--	(56,780)	(56,780)
Net unrealized change on investments (net of tax of $0)	--	--	--	872	--	872
Forfeiture of restricted common stock	(88)	(1)	(107)	--	--	(108)
Stock-based compensation	5	--	998	--	--	998
Issuance of shares under Employee Stock Purchase Plan	32	1	55	--	--	56
Balances at June 30, 2011	48,458	$ 485	$ 466,777	$ 9,515	$ (354,549)	$ 122,228

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ (56,780)	$ 7,040	$ (68,300)
Adjustments to reconcile net income (loss) to cash used in operating activities:			
Depreciation and amortization	1,605	2,013	1,910
Stock-based compensation	998	1,048	2,053
Deferred income taxes	(98)	--	17,593
Goodwill and intangible assets impairment	52,434	--	67,990
Other-than-temporary impairment on investment securities	413	983	2,420
Net realized gains on sales and redemptions of investments	(228)	(300)	(2,509)
Other	397	521	129
Change in:			
Premiums and fees receivable	817	4,032	18,023
Loss and loss adjustment expense reserves	(4,774)	(10,775)	(17,434)
Unearned premiums and fees	(1,791)	(4,787)	(19,887)
Litigation settlement	(46)	(97)	(3,975)
Other	884	(795)	(3,328)
Net cash used in operating activities	(6,169)	(1,117)	(5,315)
Cash flows from investing activities:			
Purchases of investments, available-for-sale	(13,324)	(71,939)	(16,228)
Maturities and redemptions of investments, available-for-sale	23,260	11,326	19,980
Sales of investments, available-for-sale	--	12,362	46,128
Net change in receivable/payable for securities	--	--	(1,045)
Capital expenditures	(620)	(1,628)	(1,003)
Other	(2)	(22)	(130)
Net cash provided by (used in) investing activities	9,314	(49,901)	47,702
Cash flows from financing activities:			
Payments on borrowings	--	--	(3,913)
Net proceeds from issuance of common stock	56	67	68
Other	(80)	(66)	13
Net cash provided by (used in) financing activities	(24)	1	(3,832)
Net increase (decrease) in cash and cash equivalents	3,121	(51,017)	38,555
Cash and cash equivalents, beginning of year	26,184	77,201	38,646
Cash and cash equivalents, end of year	$ 29,305	$ 26,184	$ 77,201

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

General

First Acceptance Corporation (the "Company") is a holding company based in Nashville, Tennessee with operating subsidiaries whose primary operations include the selling, servicing and underwriting of non-standard personal automobile insurance and related products. The Company writes non-standard personal automobile insurance in 12 states and is licensed as an insurer in 13 additional states. The Company issues policies of insurance through three wholly-owned subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. (collectively, the "Insurance Companies").

Basis of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries which are all wholly owned. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statements to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Actual results could differ from those estimates.

Fair Value

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs are based on market data from independent sources, while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. All assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted market prices for similar assets or liabilities in active markets; quoted prices by independent pricing services for identical or similar assets or liabilities in markets that are not active; and valuations, using models or other valuation techniques, that use observable market data. All significant inputs are observable, or derived from observable information in the marketplace, or are supported by observable levels at which transactions are executed in the market place.

Level 3 - Instruments that use non-binding broker quotes or model driven valuations that do not have observable market data.

The Company categorizes methods used in the annual goodwill and intangible assets impairment tests as Level 3. The Company used a discounted cash flow model and recent market transactions to estimate the fair value of the reporting unit as a part of its goodwill impairment analysis as discussed within Goodwill and Other Identifiable Intangible Assets section below. The Company's discounted cash flow analysis utilized comprehensive cash flow projections, as well as assumptions based on risks and market data to the extent available. To determine the fair value of acquired trademarks and trade names, we used the relief-from-royalty method. This method assumes that trademarks and trade names have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital.

Investments

Investments, available-for-sale at fair value, include bonds with fixed principal payment schedules and mortgage-backed securities which are amortized using the retrospective method. These securities and the investment in the mutual fund are carried at fair value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in other comprehensive income.

Premiums and discounts on collateralized mortgage obligations ("CMOs") are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and the current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Fair values of securities fluctuate based on changing market conditions. Significant changes in market conditions could materially affect portfolio value in the near term. Management reviews investments for impairment on a quarterly basis. Fair values of investments are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on the fair value of comparable securities, discounted cash flow models or similar methods. Any decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a reduction in the amortized cost of the security.

Effective April 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10-65, *Recognition and Presentation of Other-Than-Temporary Impairments* ("FASB ASC 320-10-65"). Under this guidance, if management can assert that it does not intend to sell an impaired fixed maturity security and it is more likely than not that it will not have to sell the security before recovery of its amortized cost basis, then an entity must separate other-than-temporary impairments ("OTTI") into the following two components: (i) the amount related to credit losses (charged against income) and (ii) the amount related to all other factors (recorded in other comprehensive income). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. As a result of the adoption of this pronouncement, the cumulative effect resulted in an adjustment in fiscal year 2009 of $0.6 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive loss.

Realized gains and losses on sales and redemptions of securities are computed based on specific identification.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits and highly-liquid investments. All investments with maturities of three months or less at the date of purchase are considered cash equivalents.

Revenue Recognition

Insurance premiums earned include policy and renewal fees and are recognized on a pro-rata basis over the respective terms of the policies. Written premiums are recorded as of the effective date of the policies for the full policy premium, although most policyholders elect to pay on a monthly installment basis. Premiums and fees are generally collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk. Premiums receivable are recorded net of an estimated allowance for uncollectible amounts. Commission and fee income includes installment fees recognized when billed and commissions and fees from ancillary products recognized on a pro-rata basis over the respective terms of the contracts.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance for the deferred tax asset is established based upon management's estimate of whether it is more likely than not that the Company would not realize tax benefits in future periods to the full extent available. Changes in the valuation allowance are recognized in income during the period in which the circumstances that cause such a change in management's estimate occur.

The Company accounts for income tax uncertainties under the provisions of FASB ASC 740-10, *Income Taxes* ("FASB ASC 740-10"). The Company has recognized no additional liability or reduction in deferred tax assets for unrecognized tax benefits at June 30, 2011 and 2010. Any interest and penalties incurred in connection with income taxes are recorded as a component of the provision for income taxes. The Company is generally not subject to U.S. federal, state or local income tax examinations by tax authorities for taxable years prior to June 30, 2006.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2011, 2010 and 2009 was $6.9 million, $8.3 million and $9.6 million, respectively. At June 30, 2011 and 2010, prepaid advertising costs, which are included in other assets in the accompanying consolidated balance sheets, were $0.8 million and $1.2 million, respectively.

Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided over the estimated useful lives of the assets (generally ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized over the shorter of the lives of the respective leases or the service lives of the improvements. Repairs and maintenance are charged to expense as incurred. Equipment under capitalized lease obligations is stated at the present value of the minimum lease payments at the beginning of the lease term.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale is recorded at the lower of cost or fair value less estimated costs to sell. The Company periodically reviews its portfolio of foreclosed real estate held for sale using current information including (i) independent appraisals, (ii) general economic factors affecting the area where the property is located, (iii) recent sales activity and asking prices for comparable properties and (iv) costs to sell and/or develop that would serve to lower the expected proceeds from the disposal of the real estate. Gains (losses) realized on liquidation are recorded directly to operations and included in revenues. Foreclosed real estate held for sale assets of $0.8 million at both June 30, 2011 and 2010 are included in other assets.

Deferred Acquisition Costs

Deferred acquisition costs include premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned, to the extent that such costs are deemed recoverable from future unearned premiums and anticipated investment income. Amortization expense for the years ended June 30, 2011, 2010 and 2009 was $12.8 million, $13.8 million and $15.8 million, respectively.

Goodwill and Other Identifiable Intangible Assets

Goodwill and other identifiable intangible assets are attributable to the Company's insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets, primarily comprised of trade names, having an indefinite useful life are not amortized for financial statement purposes. The Company performs required annual impairment tests of its goodwill and intangible assets as of the last day of the fourth quarter of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of our peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The Company recorded a non-cash, pre-tax goodwill impairment charge in fiscal year 2009 of $68.0 million as a result of the adverse impact of the difficult economic conditions on the Company's customers and business and the resulting decline in the Company's share price during the fourth quarter of fiscal year 2009. This goodwill impairment charge did not have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

As a part of the Company's annual impairment test to evaluate the recoverability of goodwill at June 30, 2011, the fair value of the Company's reporting unit, from a market participant's perspective, was estimated utilizing both (i) a cash flow projection derived from the Company's long-range strategic plan using a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with its operations and (ii) recent industry transaction and trading trends in price to tangible book multiples and related returns on tangible equity. As a result of recent trends in industry transaction and trading multiples, the Company recognized a non-cash, pre-tax goodwill impairment charge of $50.9 million in the fourth quarter of fiscal year 2011, which included a $1.9 million addition to deferred tax liabilities.

Indefinite-lived intangible assets primarily consist of acquired trademarks and trade names. In measuring the fair value for these intangible assets, the Company utilizes the relief-from-royalty method. This method assumes that trademarks and trade names have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires the Company to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital. As a result of decisions made by management during the most recent quarter regarding entity-wide branding initiatives, the Company recognized a non-cash, pre-tax impairment charge of $1.6 million related to trade name intangible assets.

Management does not believe that these non-cash impairment charges will have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

The Company's evaluation includes multiple assumptions that may change over time. If future discounted cash flows become less than those projected by the Company or unfavorable industry transaction multiples and trading trends continue, further impairment charges may become necessary that could have a materially adverse impact on the Company's results of operations in the period in which the write-off occurs. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decline in the Company's common stock trading price may indicate an impairment of goodwill.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves are undiscounted and represent case-basis estimates of reported losses and estimates based on certain actuarial assumptions regarding the past experience of reported losses, including an estimate of losses incurred but not reported. Management believes that the loss and loss adjustment reserves are adequate to cover the ultimate associated liability. However, such estimate may be more or less than the amount ultimately paid when the claims are finally settled.

Recent Accounting Pronouncements

In December 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (Topic 810)* ("FASB ASU No. 2009-17"), which amends FASB ASC 810-10, *Variable Interest Entities*. FASB ASU No. 2009-17 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The Company adopted the provisions of FASB ASU No. 2009-17 in the quarter ended September 30, 2010. The adoption did not have an impact on the Company's results of operations or financial condition.

In October 2010, the FASB issued ASU No. 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (a consensus of the FASB Emerging Issues Task Force) (Topic 944)* ("FASB ASU No. 2010-26"), which amends FASB ASC 944-340, *Other Assets and Deferred Costs*. FASB ASU No. 2010-26 clarifies what costs should be deferred by insurance companies when issuing or renewing insurance contracts. FASB ASU 2010-26 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. The Company is currently evaluating the impact that the adoption of FASB ASU 2010-26 will have on its future consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its future consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("FASB ASU No. 2011-05"), which will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its future consolidated financial statements.

Supplemental Cash Flow Information

During the years ended June 30, 2011, 2010 and 2009, the Company paid $0.3 million, $0.7 million and $0.5 million, respectively, in income taxes and $3.9 million, $3.9 million and $4.0 million, respectively, in interest.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares, while diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of such common shares and dilutive share equivalents. Dilutive share equivalents result from the assumed exercise of employee stock options and vesting of restricted common stock and are calculated using the treasury stock method.

2. Investments

Restrictions

At June 30, 2011, fixed maturities and cash equivalents with a fair value of $5.6 million (amortized cost of $5.3 million) were on deposit with various insurance departments as a requirement of doing business in those states. Fixed maturities and cash equivalents with a fair value of $8.7 million were on deposit with another insurance company as collateral for an assumed reinsurance contract.

Fair Value

The Company holds available-for-sale investments, which are carried at fair value.The following tables present the fair-value measurements for each major category of assets that are measured on a recurring basis (in thousands).

		Fair Value Measurements Using		
June 30, 2011	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 26,147	$ 26,147	$ --	$ --
State	7,676	--	7,676	--
Political subdivisions	1,817	--	1,817	--
Revenue and assessment	26,771	--	26,771	--
Corporate bonds	82,645	--	82,645	--
Collateralized mortgage obligations:				
Agency backed	20,981	--	20,981	--
Non-agency backed – residential	5,828	--	5,828	--
Non-agency backed – commercial	6,760	--	6,760	--
Redeemable preferred stock	173	173	--	--
Total fixed maturities, available-for-sale	178,798	26,320	152,478	--
Investment in mutual fund, available-for-sale	8,017	8,017	--	--
Total investments, available-for-sale	186,815	34,337	152,478	--
Cash and cash equivalents	29,305	29,305	--	--
Total	$ 216,120	$ 63,642	$ 152,478	$ --

		Fair Value Measurements Using		
June 30, 2010	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 29,499	$ 29,499	$ --	$ --
State	7,848	--	7,848	--
Political subdivisions	1,830	--	1,830	--
Revenue and assessment	29,286	--	29,286	--
Corporate bonds	78,803	--	78,803	--
Collateralized mortgage obligations:				
Agency backed	28,036	--	28,036	--
Non-agency backed – residential	6,612	--	6,612	--
Non-agency backed – commercial	7,180	--	7,180	--
Total fixed maturities, available-for-sale	189,094	29,499	159,595	--
Investment in mutual fund, available-for-sale	7,456	7,456	--	--
Total investments, available-for-sale	196,550	36,955	159,595	--
Cash and cash equivalents	26,184	26,184	--	--
Total	$ 222,734	$ 63,139	$ 159,595	$ --

The fair values of the Company's investments are determined by management after taking into consideration available sources of data. All of the portfolio valuations classified as Level 1 or Level 2 in the above tables are priced exclusively by utilizing the services of independent pricing sources using observable market data. The Level 2 classified security valuations are obtained from a single independent pricing service. There were no transfers between Level 1 and Level 2 for the years ended June 30, 2011 and 2010. The Company's policy is to recognize transfers between levels at the end of the reporting period. The Company has not made any adjustments to the prices obtained from the independent pricing sources.

The Company has reviewed the pricing techniques and methodologies of the independent pricing service for Level 2 investments and believes that its policies adequately consider market activity, either based on specific transactions for the security valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. The Company monitored security-specific valuation trends and has made inquiries with the pricing service about material changes or the absence of expected changes to understand the underlying factors and inputs and to validate the reasonableness of the pricing.

Based on the above categorization, there were no Level 3 classified security valuations at June 30, 2011 and 2010. The following table represents the quantitative disclosure for those assets classified as Level 3 during the year ended June 30, 2010 (in thousands).

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			
		Collateralized mortgage obligations		
	Corporate bonds	Non-agency backed – residential	Non-agency backed – commercial	Total
Balance at July 1, 2009	$ --	$ 1,930	$ 707	$ 2,637
Total gains or losses (realized or unrealized):				
Included in net income (loss)	--	--	--	--
Included in other comprehensive income	--	421	242	663
Transfers into Level 3	--	--	--	--
Transfers out of Level 3[(a)]	--	(2,351)	(949)	(3,300)
Balance at June 30, 2010	$ --	$ --	$ --	$ --

(a) Transferred from Level 3 to Level 2 as observable market data became available during the period presented due to the increase in market activity for these securities.

Investment Income and Net Realized Gains and Losses

The major categories of investment income follow (in thousands).

	Year Ended June 30,		
	2011	2010	2009
Fixed maturities, available-for-sale	$ 8,296	$ 8,467	$ 9,588
Investment in mutual fund, available-for-sale	625	--	--
Cash and cash equivalents	8	30	383
Other	117	117	116
Investment expenses	(651)	(656)	(583)
	$ 8,395	$ 7,958	$ 9,504

The components of net realized gains (losses) on investments, available-for-sale at fair value follow (in thousands).

	Year Ended June 30,		
	2011	2010	2009
Gains	$ 231	$ 326	$ 2,662
Losses	(3)	(26)	(153)
Other-than-temporary impairment	(413)	(983)	(2,420)
	$ (185)	$ (683)	$ 89

Realized gains and losses on sales and redemptions are computed based on specific identification. The non-credit related portion of OTTI is included in other comprehensive income (loss). The amounts of non-credit OTTI for securities still owned was $1.1 million for non-agency backed residential CMOs and $0.2 million for non-agency backed commercial CMOs at June 30, 2011 and $1.2 million for non-agency backed residential CMOs and $0.5 million for non-agency backed commercial CMOs at June 30, 2010.

Investments, Available-for-Sale

The following tables summarize the Company's investment securities (in thousands).

June 30, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 24,897	$ 1,250	$ --	$ 26,147
State	7,396	280	--	7,676
Political subdivisions	1,798	20	(1)	1,817
Revenue and assessment	25,819	1,123	(171)	26,771
Corporate bonds	78,199	4,686	(240)	82,645
Collateralized mortgage obligations:				
Agency backed	19,541	1,440	--	20,981
Non-agency backed – residential	5,758	243	(173)	5,828
Non-agency backed – commercial	6,215	556	(11)	6,760
Redeemable preferred stock	176	--	(3)	173
Total fixed maturities, available-for-sale	169,799	9,598	(599)	178,798
Investment in mutual fund, available-for-sale	7,501	516	--	8,017
	$ 177,300	$ 10,114	$ (599)	$ 186,815

June 30, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 28,263	$ 1,236	$ --	$ 29,499
State	7,461	387	--	7,848
Political subdivisions	1,792	52	(14)	1,830
Revenue and assessment	28,209	1,217	(140)	29,286
Corporate bonds	73,868	5,181	(246)	78,803
Collateralized mortgage obligations:				
Agency backed	26,262	1,774	--	28,036
Non-agency backed – residential	7,189	56	(633)	6,612
Non-agency backed – commercial	7,363	158	(341)	7,180
Total fixed maturities, available-for-sale	180,407	10,061	(1,374)	189,094
Investment in mutual fund, available-for-sale	7,500	--	(44)	7,456
	$ 187,907	$ 10,061	$ (1,418)	$ 196,550

The following tables set forth the scheduled maturities of the Company's fixed maturity securities based on their fair values (in thousands). Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

June 30, 2011	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 14,120	$ 80	$ 1,500	$ 15,700
After one through five years	75,186	26	--	75,212
After five through ten years	37,510	--	--	37,510
After ten years	8,980	7,827	--	16,807
No single maturity date	31,450	2,119	--	33,569
	$ 167,246	$ 10,052	$ 1,500	$ 178,798

June 30, 2010	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 9,137	$ --	$ --	$ 9,137
After one through five years	82,250	642	--	82,892
After five through ten years	39,567	--	--	39,567
After ten years	8,607	7,063	--	15,670
No single maturity date	33,676	8,085	67	41,828
	$ 173,237	$ 15,790	$ 67	$ 189,094

The fair value and gross unrealized losses of investments, available-for-sale, by the length of time that individual securities have been in a continuous unrealized loss position follows (in thousands).

	Less than 12 months		12 months or longer		
June 30, 2011	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Gross Unrealized Losses
U.S. government and agencies	$ --	$ --	$ --	$ --	$ --
State	26	--	--	--	--
Political subdivisions	500	(1)	--	--	(1)
Revenue and assessment	2,956	(125)	947	(46)	(171)
Corporate bonds	1,654	(9)	1,677	(231)	(240)
Collateralized mortgage obligations:					
Agency backed	--	--	--	--	--
Non-agency backed – residential	920	(31)	710	(142)	(173)
Non-agency backed – commercial	--	--	489	(11)	(11)
Redeemable preferred stock	173	(3)	--	--	(3)
Total fixed maturities, available-for-sale	6,229	(169)	3,823	(430)	(599)
Investment in mutual fund, available-for-sale	--	--	--	--	--
	$ 6,229	$ (169)	$ 3,823	$ (430)	$ (599)

	Less than 12 months		12 months or longer		
June 30, 2010	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Total Gross Unrealized Losses**
U.S. government and agencies	$ --	$ --	$ --	$ --	$ --
State	--	--	--	--	--
Political subdivisions	--	--	488	(14)	(14)
Revenue and assessment	3,057	(96)	1,490	(44)	(140)
Corporate bonds	930	(32)	1,739	(214)	(246)
Collateralized mortgage obligations:					
Agency backed	--	--	--	--	--
Non-agency backed – residential	505	(5)	5,848	(628)	(633)
Non-agency backed – commercial	--	--	1,732	(341)	(341)
Total fixed maturities, available-for-sale	4,492	(133)	11,297	(1,241)	(1,374)
Investment in mutual fund, available-for-sale	7,456	(44)	--	--	(44)
	$ 11,948	$ (177)	$ 11,297	$ (1,241)	$ (1,418)

The following table reflects the number of securities with gross unrealized gains and losses. Gross unrealized losses are further segregated by the length of time that individual securities have been in a continuous unrealized loss position.

	Gross Unrealized Losses		
At:	**Less than or equal to 12 months**	**Greater than 12 months**	**Gross Unrealized Gains**
June 30, 2011	7	5	151
June 30, 2010	6	18	153

The following tables reflect the fair value and gross unrealized losses of those securities in a continuous unrealized loss position for greater than 12 months. Gross unrealized losses are further segregated by the percentage of amortized cost (in thousands, except number of securities).

Gross Unrealized Losses at June 30, 2011:	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**
Less than or equal to 10%	2	$ 1,435	$ (57)
Greater than 10%	3	2,388	(373)
	5	$ 3,823	$ (430)

Gross Unrealized Losses at June 30, 2010:	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**
Less than or equal to 10%	11	$ 7,931	$ (276)
Greater than 10%	7	3,366	(965)
	18	$ 11,297	$ (1,241)

The following tables set forth the amount of gross unrealized losses by current severity (as compared to amortized cost) and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

Length of Gross Unrealized Losses at June 30, 2011:	Fair Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses	Severity of Gross Unrealized Losses		
			Less than 5%	5% to 10%	Greater than 10%
Less than or equal to:					
Three months	$ 6,056	$ (166)	$ (166)	$ --	$ --
Six months	173	(3)	(3)	--	--
Nine months	--	--	--	--	--
Twelve months	--	--	--	--	--
Greater than twelve months	3,823	(430)	(57)	--	(373)
Total	$ 10,052	$ (599)	$ (226)	$ --	$ (373)

Length of Gross Unrealized Losses at June 30, 2010:	Fair Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses	Severity of Gross Unrealized Losses		
			Less than 5%	5% to 10%	Greater than 10%
Less than or equal to:					
Three months	$ 11,291	$ (170)	$ (145)	$ (25)	$ --
Six months	--	--	--	--	--
Nine months	152	(2)	(2)	--	--
Twelve months	505	(5)	(5)	--	--
Greater than twelve months	11,297	(1,241)	(153)	(123)	(965)
Total	$ 23,245	$ (1,418)	$ (305)	$ (148)	$ (965)

Other-Than-Temporary Impairment

In accordance with FASB ASC 320-10-65, *Recognition and Presentation of Other-Than-Temporary Impairments* ("FASB ASC 320-10-65"), the Company separates OTTI into the following two components: (i) the amount related to credit losses, which is recognized in the consolidated statement of operations and (ii) the amount related to all other factors, which is recorded in other comprehensive income (loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. The Company routinely monitors its investment portfolio for changes in fair value that might indicate potential impairments and performs detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in filings with the United States Securities and Exchange Commission ("SEC") for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security before the full recovery of its amortized cost basis are not deemed to be other-than-temporarily impaired.

The issuer-specific factors considered in reaching the conclusion that securities with declines are not other-than-temporary include (i) the extent and duration of the decline in fair value, including the duration of any significant decline in value, (ii) whether the security is current as to payments of principal and interest, (iii) a valuation of any underlying collateral, (iv) current and future conditions and trends for both the business and its industry, (v) changes in cash flow assumptions for CMOs and (vi) rating agency actions. Based on these factors, the Company makes a determination as to the probability of recovering principal and interest on the security.

The number and amount of securities for which the Company has recognized OTTI charges in net income (loss) are presented in the following tables (in thousands, except for the number of securities).

	Year Ended June 30,					
	2011		2010		2009	
	Number of Securities	OTTI	Number of Securities	OTTI	Number of Securities	OTTI
Corporate bonds	--	$ --	--	$ --	3	$ (871)
Collateralized mortgage obligations:						
Non-agency backed – residential	5	(119)	10	(1,723)	5	(1,564)
Non-agency backed – commercial	5	(296)	5	(214)	4	(1,205)
	10	(415)	15	(1,937)	12	(3,640)
Portion of loss recognized in accumulated other comprehensive income (loss)		2		954		1,220
Net OTTI recognized in net income (loss).		$ (413)		$ (983)		$ (2,420)

Since the adoption of FASB ASC 320-10-65, the following is a progression of the credit-related portion of OTTI on fixed maturity securities owned at June 30, 2011 and 2010 (in thousands).

	Year Ended June 30,	
	2011	2010
Beginning balance	$ (3,301)	$ (2,870)
Additional credit impairments on:		
Previously impaired securities	(413)	(491)
Securities without previous impairments	--	(492)
	(413)	(983)
Reductions for securities sold (realized)	371	552
	$ (3,343)	$ (3,301)

On a quarterly basis, the Company reviews cash flow estimates for certain non-agency backed CMOs of lesser credit quality following the guidance of FASB ASC 325-40-65, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* ("FASB ASC 325-40-65"). Accordingly, when changes in estimated cash flows from the cash flows previously estimated occur due to actual or estimated prepayment or credit loss experience, and the present value of the revised cash flows is less than the present value previously estimated, OTTI is deemed to have occurred. For non-agency backed CMOs not subject to FASB ASC 325-40-65, the Company reviews quarterly projected cash flow analyses and recognizes OTTI when it determines that a loss is probable. The Company has recognized OTTI related to certain non-agency backed CMOs as the underlying cash flows have been adversely impacted due to a reduction in prepayments from mortgage refinancing and an increase in actual and projected delinquencies in the underlying mortgages.

The Company's review of non-agency backed CMOs included an analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities' relative position in their respective capital structures, and credit ratings from statistical rating agencies. The Company reviews quarterly projected cash flow analyses for each security utilizing current assumptions regarding (i) actual and anticipated delinquencies, (ii) delinquency transition-to-default rates and (iii) loss severities. Based on its quarterly reviews, the Company determined that there had not been an adverse change in projected cash flows, except in the case of those securities for which OTTI charges have been recorded. The Company believes that the unrealized losses on the remaining non-agency backed CMOs for which OTTI charges have not been recorded are not necessarily predictive of the ultimate performance of the underlying collateral. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before the recovery of their amortized cost basis.

The Company believes that the remaining securities having unrealized losses at June 30, 2011 were not other-than-temporarily impaired. The Company also does not intend to sell any of these securities and it is more likely than not that the Company will not be required to sell any of these securities before the recovery of their amortized cost basis.

3. Reinsurance

Total premiums written and earned are summarized as follows (in thousands).

	Year Ended June 30,					
	2011		2010		2009	
	Written	Earned	Written	Earned	Written	Earned
Direct	$ 152,356	$ 153,368	$ 162,150	$ 167,744	$ 187,935	$ 206,358
Assumed	19,435	19,844	19,858	19,302	17,044	17,755
Ceded	(171)	(171)	--	--	--	--
Total	$ 171,620	$ 173,041	$ 182,008	$ 187,046	$ 204,979	$ 224,113

Assumed business represents private-passenger non-standard automobile insurance premiums produced by a managing general agency subsidiary in Texas written through a program with a county mutual insurance company and assumed by the Company through 100% quota-share reinsurance. The percentages of premiums assumed to net premiums written for the years ended June 30, 2011, 2010 and 2009 were 11%, 11% and 8%, respectively.

Effective August 1, 2010, the Insurance Companies began utilizing excess-of-loss reinsurance with an unaffiliated reinsurer to limit their exposure to losses under liability coverages for policies issued with limits greater than the minimum statutory requirements. Although the reinsurance agreements contractually obligate the reinsurer to reimburse the Company for their share of losses, they do not discharge the primary liability of the Company, which remains contingently liable in the event the reinsurer is unable to meet their contractual obligations.

At June 30, 2011, the Insurance Companies had unsecured aggregate reinsurance receivables of $0.2 million. During the year ended June 30, 2011, ceded premiums earned and reinsurance recovered on losses and loss adjustment expenses ("LAE") were $0.2 million and $0.1 million, respectively.

4. Stock-Based Compensation Plans

Employee Stock-Based Incentive Plan

The Company has issued stock options ("Stock Option Awards") and restricted common stock ("Restricted Stock Awards") to employees and directors under its Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan (the "Plan") and accounts for such issuances in accordance with FASB ASC 718-20, *Compensation – Stock Compensation.* At June 30, 2011, there were 2,841,216 shares remaining available for issuance under the Plan. Stock Option Awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Stock Option Awards expire over ten years and generally vest equally in annual installments over four or five years through fiscal year 2013, while the Restricted Stock Awards vest in designated installments through fiscal year 2015. Certain awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

On November 17, 2009, the Company's stockholders approved a value-for-value option exchange whereby certain outstanding stock options were exchanged for shares of restricted common stock (the "Exchange"). As approved by the Company's stockholders, restricted common stock issued in the Exchange vests in equal annual installments beginning on the first anniversary of the date of the grant of the restricted stock, and no participant in the Exchange was permitted to receive restricted stock having an aggregate value greater than $150,000.

On November 18, 2009, consistent with the terms of the Exchange, the Company entered into an Option Cancellation and Restricted Stock Award Agreement (the "Agreement") with certain employees to surrender, and have the Company cancel, certain outstanding Stock Option Awards held by the employees in exchange for shares of restricted common stock having a value equal to or less than the surrendered Stock Option Awards. The Exchange included 605,000 shares of the Company's common stock underlying Stock Option Awards that were surrendered and cancelled in exchange for 160,577 shares of restricted common stock.

Compensation expense related to Stock Option Awards is calculated under the fair value method and is recorded on a straight-line basis over the vesting period. There were no Stock Option Awards granted during the years ended June 30, 2011, 2010 and 2009. At June 30, 2011, the weighted average remaining contractual life of options outstanding and exercisable/vested is approximately 2.4 years and 2.2 years, respectively.

A summary of the activity for the Company's Stock Option Awards is presented below (in thousands, except per share data).

	Options	Exercise Price	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at June 30, 2008	5,456	$3.00-$11.81	$ 4.13	
Granted	--	--	--	
Exercised	--	--	--	
Forfeited	(148)	$3.00-$11.81	$ 7.51	
Options outstanding at June 30, 2009	5,308	$3.00-$11.81	$ 4.04	
Granted	--	--	--	
Exercised	--	--	--	
Exchanged and Cancelled	(605)	$6.64-$11.81	$10.69	
Forfeited	(142)	$3.10-$11.81	$ 6.91	
Options outstanding at June 30, 2010	4,561	$3.00-$8.13	$ 3.06	
Granted	--	--	--	
Exercised	--	--	--	
Forfeited	(61)	$3.04	$ 3.04	
Options outstanding at June 30, 2011	4,500		$ 3.06	--
Options exercisable/vested at June 30, 2011	4,319		$ 3.06	--

A summary of the activity for the Company's Restricted Stock Awards is presented below (in thousands, except per share data).

	Restricted Stock Awards	Weighted Average Grant Date Fair Value
Restricted Stock Awards outstanding at June 30, 2008	400	$ 3.04
Granted	225	$ 2.63
Vested	--	--
Forfeited	--	--
Restricted Stock Awards outstanding at June 30, 2009	625	$ 2.89
Granted	160	$ 1.97
Vested	(309)	$ 3.01
Forfeited	(4)	$ 2.50
Restricted Stock Awards outstanding at June 30, 2010	472	$ 2.50
Granted	--	--
Vested	(307)	$ 2.60
Forfeited	(29)	$ 2.51
Restricted Stock Awards outstanding at June 30, 2011	136	$ 2.30

In the table above, the number of shares vested includes 59,061 shares surrendered by the employees to the Company for payment of minimum tax withholding obligations. Shares of stock withheld for purposes of satisfying minimum tax withholding obligations are again available for issuance under the Plan.

There were no Restricted Stock Awards granted during the year ended June 30, 2011. The aggregate fair values of Restricted Stock Awards vested during the years ended June 30, 2011 and 2010 were $0.8 million and $0.9 million, respectively, at the date of vesting. There were no Restricted Stock Awards that vested during the year ended June 30, 2009. Expected future compensation expense related to the issuance of Restricted Stock Awards is $0.4 million, which will be amortized through fiscal year 2015.

Employee Stock Purchase Plan

The Company's Board of Directors adopted the First Acceptance Corporation Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of the Company's common stock at a price equal to the lower of the closing market price on the first or last trading day of a six-month period. ESPP participants can authorize payroll deductions, administered through an independent plan custodian, of up to 15% of their salary to purchase semi-annually (June 30 and December 31) up to $25,000 of the Company's common stock during each calendar year. The Company has reserved 400,000 shares of common stock for issuance under the ESPP. Employees purchased approximately 32,000, 37,000 and 27,000 shares during the years ended June 30, 2011, 2010 and 2009, respectively. Compensation expense attributable to subscriptions to purchase shares under the ESPP was $8,000, $16,000 and $17,000 for the years ended June 30, 2011, 2010 and 2009, respectively. At June 30, 2011, 210,617 shares remain available for issuance under the ESPP.

5. Employee Benefit Plan

The Company sponsors a defined contribution retirement plan ("401k Plan") under Section 401(k) of the Internal Revenue Code. The 401k Plan covers substantially all employees who meet specified service requirements. Under the 401k Plan, the Company may, at its discretion, match 100% of the first 3% of an employee's salary plus 50% of the next 2% up to the maximum allowed by the Internal Revenue Code. The Company's contributions to the 401k Plan for the years ended June 30, 2011, 2010 and 2009 were $0.6 million, $0.5 million and $0.8 million, respectively.

6. Property and Equipment

The components of property and equipment are as follows (in thousands).

	June 30,	
	2011	2010
Furniture and equipment	$ 7,949	$ 7,693
Leasehold improvements	2,961	2,879
Capitalized leases	826	826
Aircraft	190	190
	11,926	11,588
Less: Accumulated depreciation	(9,393)	(8,064)
Property and equipment, net	$ 2,533	$ 3,524

Depreciation and amortization expense related to property and equipment was $1.6 million, $2.0 million and $1.9 million for the years ended June 30, 2011, 2010 and 2009, respectively.

7. Lease Commitments

Operating Leases

The Company is committed under various lease agreements for office space and equipment. Certain lease agreements contain renewal options and rent escalation clauses. Rental expense for 2011, 2010 and 2009 was $9.9 million, $10.9 million and $10.7 million, respectively. Future minimum lease payments under these agreements follow (in thousands).

Year Ending June 30,	Amount
2012	$ 7,389
2013	4,778
2014	2,895
2015	1,618
2016	896
Thereafter	929
Total	$ 18,505

Capital Leases

The maturities of the capitalized lease obligations secured by equipment at June 30, 2011 are as follows (in thousands).

Year Ending June 30,	Capitalized Lease Obligations
2012	$ 63
2013	12
	75
Less: Amount representing executory costs	(5)
Net minimum lease payments	70
Less: Amount representing interest	(2)
Present value of net minimum lease payments	$ 68

8. Losses and Loss Adjustment Expenses Incurred and Paid

Information regarding the reserve for unpaid losses and LAE is as follows (in thousands).

	Year Ended June 30,		
	2011	2010	2009
Liability for unpaid losses and LAE at beginning of year, gross	$ 73,198	$ 83,973	$ 101,407
Reinsurance balances receivable	(46)	(78)	(259)
Liability for unpaid losses and LAE at beginning of year, net	73,152	83,895	101,148
Add: Provision for losses and LAE:			
Current year	130,888	138,218	160,659
Prior years	(1,721)	(11,223)	(11,382)
Net losses and LAE incurred	129,167	126,995	149,277
Less: Losses and LAE paid:			
Current year	84,736	87,097	103,566
Prior years	49,292	50,641	62,964
Net losses and LAE paid	134,028	137,738	166,530
Liability for unpaid losses and LAE at end of year, net	68,291	73,152	83,895
Reinsurance balances receivable	133	46	78
Liability for unpaid losses and LAE at end of year, gross	$ 68,424	$ 73,198	$ 83,973

The favorable change in the estimate of unpaid losses and loss adjustment expenses of $1.7 million for the year ended June 30, 2011 was due to lower than anticipated severity of accidents occurring during the fiscal 2009 and 2010 accident years, specifically in bodily injury coverage in Texas, Tennessee and South Carolina and physical damage coverages in Georgia, partially offset by higher loss adjustment expenses specific to bodily injury and Florida no-fault coverages. The favorable change in the estimate of unpaid losses and loss adjustment expenses of $11.2 million for the year ended June 30, 2010 was due to lower than anticipated severity of accidents occurring during the fiscal 2007 and 2008 accident years, primarily in bodily injury coverage in Georgia and South Carolina, an improvement in the Company's claim handling practices and a shift in business mix toward renewal policies, which have lower loss ratios than new policies. The favorable development of $11.4 million for the year ended June 30, 2009 was primarily due to both lower than anticipated severity and frequency of accidents, most notably in the Company's property and physical damage coverages.

9. Debentures Payable

In June 2007, First Acceptance Statutory Trust I ("FAST I"), a wholly-owned unconsolidated subsidiary trust of the Company, issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to the Company, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from the Company. The sole assets of FAST I are $41.2 million of junior subordinated debentures issued by the Company. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points).

The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities, which have not been deferred, are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during such deferments.

The debentures are classified as debentures payable in the Company's consolidated balance sheets and the interest paid on these debentures is classified as interest expense in the consolidated statements of operations.

10. Income Taxes

The provision for income taxes consisted of the following (in thousands).

	Year Ended June 30,		
	2011	2010	2009
Federal:			
Current	$ --	$ --	$ 295
Deferred	--	--	17,440
	--	--	17,735
State:			
Current	296	441	508
Deferred	(98)	--	153
	198	441	661
	$ 198	$ 441	$ 18,396

The provision for income taxes differs from the amounts computed by applying the statutory federal corporate tax rate of 35% to income (loss) before income taxes as a result of the following (in thousands).

	Year Ended June 30,		
	2011	2010	2009
Provision (benefit) for income taxes at statutory rate	$ (19,804)	$ 2,618	$ (17,466)
Tax effect of:			
Tax-exempt investment income	(15)	(16)	(16)
Change in the beginning of the year balance of the valuation allowance for deferred tax assets allocated to income taxes	4,761	(5,278)	(6,291)
Net operating loss carryforward expirations	735	2,483	24,534
Goodwill and identifiable intangible assets	14,084	--	16,724
Restricted stock	248	240	--
State income taxes, net of federal income tax benefit and valuation allowance	198	441	661
Other	(9)	(47)	250
	$ 198	$ 441	$ 18,396

The tax effects of temporary differences that give rise to the net deferred tax assets and liabilities are presented below (in thousands).

	June 30,	
	2011	2010
Deferred tax assets:		
Net operating loss carryforwards	$ 5,272	$ 3,613
Stock option compensation	3,871	3,965
Unearned premiums and loss and loss adjustment expense reserves	4,798	5,099
Goodwill and identifiable intangible assets	6,193	2,886
Alternative minimum tax ("AMT") credit carryforwards	1,612	1,612
Accrued expenses and other nondeductible items	994	934
Other	3,946	3,089
	26,686	21,198
Deferred tax liabilities:		
Deferred acquisition costs	(1,157)	(1,268)
Identifiable intangible assets	(1,872)	--
Net unrealized change on investments	(3,330)	(3,025)
	(6,359)	(4,293)
Total net deferred tax asset	20,327	16,905
Less: Valuation allowance	(22,101)	(16,905)
Net deferred tax liability	$ (1,774)	$ --

The Company had a valuation allowance of $22.1 million and $16.9 million at June 30, 2011 and 2010, respectively, to reduce deferred tax assets to the amount that is more likely than not to be realized. The change in the total valuation allowance for the year ended June 30, 2011 was an increase of $5.2 million. For the year ended June 30, 2011, the change in the valuation allowance included reductions of $0.3 million related to the unrealized change on investments included in other comprehensive income (loss) and increases of $0.8 million related to deferred state income taxes.

In assessing the realization of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is required to assess whether a valuation allowance should be established against the Company's net deferred tax assets based on the consideration of all available evidence using a more likely than not standard. In making such judgments, significant weight is given to evidence that can be objectively verified. In assessing the Company's ability to support the realizability of its deferred tax assets, management considered both positive and negative evidence. The Company placed greater weight on historical results than on the Company's outlook for future profitability and established a deferred tax valuation allowance at June 30, 2011 and 2010. The deferred tax valuation allowance may be adjusted in future periods if management determines that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is adjusted, the Company would record an income tax benefit for the adjustment.

The change in the total valuation allowance for the year ended June 30, 2010 was a decrease of $8.0 million. For the year ended June 30, 2010, the change in the valuation allowance primarily included the unrealized change on investments of $3.2 million included in other comprehensive income. The change in the total valuation allowance for the year ended June 30, 2009 was a decrease of $5.2 million. The fiscal year 2009 provision was increased by a net charge of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining net deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal net operating loss ("NOL") carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance.

At June 30, 2011, the Company had gross state NOL carryforwards of $26.6 million that begin to expire in 2019 and AMT credit carryforwards of $1.6 million that have no expiration date. At June 30, 2011, the Company had gross NOL carryforwards for federal income tax purposes of $15.1 million, which are available to offset future federal taxable income. As discussed previously, on a tax-affected basis, all remaining federal and substantially all state NOL carryforwards at June 30, 2011 have been fully reserved for through a valuation allowance.

The gross federal NOL carryforwards will expire in 2013 through 2031, as shown in the following table (in thousands).

Expiration Year Ended June 30,	Amount
2012	$ --
2013	2
2014	--
2015	--
Thereafter	15,061
Total NOL carryforwards	$ 15,063

11. Net Income (Loss) Per Share

FASB ASC 260-10, *Earnings Per share*, specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). Basic EPS are computed using the weighted average number of shares outstanding. Diluted EPS are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding securities with a right to purchase or convert into common stock.

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data).

	Year Ended June 30,		
	2011	**2010**	**2009**
Net income (loss)	$ (56,780)	$ 7,040	$ (68,300)
Weighted average common basic shares	48,171	47,961	47,664
Effect of dilutive securities	--	457	--
Weighted average common dilutive shares	48,171	48,418	47,664
Basic net income (loss) per share	$ (1.18)	$ 0.15	$ (1.43)
Diluted net income (loss) per share	$ (1.18)	$ 0.15	$ (1.43)

For the years ended June 30, 2011 and 2009, the computation of diluted net loss per share did not include 0.1 million and 0.6 million shares, respectively, of unvested restricted common stock as their inclusion would have been anti-dilutive. For the year ended June 30, 2010, the computation of diluted net income per share included 0.5 million shares of unvested restricted common stock. Options to purchase 4.5 million, 4.6 million and 5.3 million shares for the years ended June 30, 2011, 2010 and 2009, respectively, were not included in the computation of diluted net income (loss) per share as their exercise prices were in excess of the average stock prices for the periods presented.

12. Concentrations of Credit Risk

At June 30, 2011, the Company had certain concentrations of credit risk with several financial institutions in the form of cash and cash equivalents, which amounted to $29.3 million. For purposes of evaluating credit risk, the stability of financial institutions conducting business with the Company and the amount of available Federal Deposit Insurance Corporation insurance is periodically reviewed. If the financial institutions failed to completely perform under terms of the financial instruments, the exposure for credit loss would be the amount of the financial instruments less amounts covered by regulatory insurance.

The Company primarily transacts business either directly with its policyholders or through independently-owned insurance agencies in Tennessee who exclusively write non-standard personal automobile insurance policies on behalf of the Company. Direct policyholders make payments directly to the Company. Balances due from policyholders are generally secured by the related unearned premium. The Company requires a down payment at the time the policy is originated and subsequent scheduled payments are monitored in order to prevent the Company from providing coverage beyond the date for which payment has been received. If subsequent payments are not made timely, the policy is generally canceled at no loss to the Company. Policyholders whose premiums are written through the independent agencies make their payments to these agencies that in turn remit these payments to the Company. Balances due to the Company resulting from premium payments made to these agencies are unsecured.

13. Related Party Transactions

Certain of the Company's executives are covered by employment agreements covering, among other items, base compensation, incentive-bonus determinations and payments in the event of termination or a change in control of the Company.

14. Severance

During the years ended June 30, 2011, 2010 and 2009, the Company incurred charges of $1.7 million, $0.2 million and $0.2 million, respectively, for severance for former employees of the Company. The fiscal year 2011 charge was comprised of $1.3 million in accrued severance and benefits and $0.4 million in non-cash charges related to the vesting of certain unvested stock options and restricted common stock. At June 30, 2011, a severance and benefit accrual of $1.0 million was classified in other liabilities in the Company's consolidated balance sheet. Severance and benefits charges are included in insurance operating expenses and the non-cash charges related to the vesting of stock options and restricted common stock are included within stock-based compensation expense in the consolidated statements of operations. The insurance operations segment includes the accrued severance and benefits charges, and the real estate and corporate segment includes the accelerated vesting charges.

15. Litigation

The Company is named as a defendant in various lawsuits, arising in the ordinary course of business, generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves. The Company also faces lawsuits from time to time that seek damages beyond policy limits, commonly known as bad faith claims, as well as class action and individual lawsuits that involve issues arising in the course of the Company's business. The Company continually evaluates potential liabilities and reserves for litigation of these types using the criteria established by FASB ASC 450-20, *Loss Contingencies* ("FASB ASC 450-20"). Pursuant to FASB ASC 450-20, reserves for a loss may only be recognized if the likelihood of occurrence is probable and the amount can be reasonably estimated. If a loss, while not probable, is judged to be reasonably possible, management will disclose, if it can be estimated, a possible range of loss or state that an estimate cannot be made. Management evaluates each legal action and records reserves for losses as warranted by establishing a reserve in its consolidated balance sheets in loss and loss adjustment expense reserves for bad faith claims and in other liabilities for other lawsuits. Amounts incurred are recorded in the Company's consolidated statements of operations in losses and loss adjustment expenses for bad faith claims and in insurance operating expenses for other lawsuits unless otherwise disclosed.

The Company established an accrual for losses related to the litigation settlements entered into during fiscal year 2009 related to litigation brought against the Company in Alabama and Georgia with respect to its sales practices, primarily the sale of ancillary motor club memberships sold in those states. Pursuant to the terms of the settlements, eligible class members were entitled to certain premium credits towards a future automobile insurance policy with the Company or a reimbursement certificate for future rental or towing expenses. Benefits to the Georgia and Alabama class members commenced January 1, 2009 and March 7, 2009, respectively. Premium credits issued to class members as described above were prorated over a twelve-month term not to extend beyond August 2011, and the class members were entitled to the prorated premium credit only so long as their insurance premiums remained current during the twelve-month term.

At December 31, 2008, the Company accrued $5.2 million for premium credits available to class members who were actively insured by the Company. The following is a progression of the activity associated with the estimated premium credit liability (in thousands).

Balance at December 31, 2008	$ 5,227
Credits utilized	(1,338)
Credits forfeited	(904)
Balance at June 30, 2009	2,985
Credits utilized	(2,622)
Credits forfeited	(317)
Balance at June 30, 2010	46
Credits utilized	(39)
Credits forfeited	(7)
Balance at June 30, 2011	$ --

The Company did not incur any significant costs associated with the reimbursement certificates. The litigation settlement costs are classified in the litigation settlement expenses line item in the Company's consolidated statements of operations. The litigation settlement accrual for those currently estimable costs associated with the utilization of premium credits was classified in other liabilities in the Company's consolidated balance sheets. Based on the terms of the settlements and remaining available premium credits at June 30, 2011, management does not expect any further activity associated with this litigation during future periods.

The Company received $2.95 million in July 2009 from its insurance carrier regarding coverage for the costs and expenses incurred by the Company relating to the settlement of the Georgia and Alabama litigation. The insurance recovery was accrued in fiscal year 2009 and is included in litigation settlement expenses in the Company's consolidated statement of operations.

16. Fair Value of Financial Instruments

The carrying values and fair values of certain of the Company's financial instruments were as follows (in thousands).

	June 30, 2011		June 30, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Investments, available-for-sale	$ 186,815	$ 186,815	$ 196,550	$ 196,550
Liabilities:				
Debentures payable	41,240	17,841	41,240	19,701

The fair values as presented represent the Company's best estimates and may not be substantiated by comparisons to independent markets. The fair value of the debentures payable was based on current market rates offered for debt with similar risks and maturities. Carrying values of certain financial instruments, such as cash and cash equivalents and premiums and fees receivable, approximate fair value due to the short-term nature of the instruments and are not required to be disclosed. Therefore, the aggregate of the fair values presented in the table does not purport to represent the Company's underlying value.

17. Segment Information

The Company operates in two business segments with its primary focus being the selling, servicing and underwriting of non-standard personal automobile insurance. The real estate and corporate segment consists of the activities related to the disposition of foreclosed real estate held for sale, interest expense associated with all debt and other general corporate overhead expenses.

The following table presents selected financial data by business segment (in thousands).

	Year Ended June 30,		
	2011	2010	2009
Revenues:			
Insurance	$ 210,618	$ 223,054	$ 265,341
Real estate and corporate	116	119	124
Consolidated total	$ 210,734	$ 223,173	$ 265,465
Income (loss) before income taxes:			
Insurance	$ (50,407)	$ 14,568	$ (42,536)
Real estate and corporate	(6,175)	(7,087)	(7,368)
Consolidated total	$ (56,582)	$ 7,481	$ (49,904)

	June 30,	
	2011	2010
Total assets:		
Insurance	$ 281,399	$ 343,499
Real estate and corporate	14,895	12,843
Consolidated total	$ 296,294	$ 356,342

18. Statutory Financial Information and Accounting Policies

The statutory-basis financial statements of the Insurance Companies are prepared in accordance with accounting practices prescribed or permitted by the Department of Insurance in each respective state of domicile. Each state of domicile requires that insurance companies domiciled in the state prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile. The Insurance Companies are required to report their risk-based capital ("RBC") each December 31. Failure to maintain an adequate RBC could subject the Insurance Companies to regulatory action and could restrict the payment of dividends. At December 31, 2010, the RBC levels of the Insurance Companies did not subject them to any regulatory action.

At June 30, 2011 and 2010, on an unaudited consolidated statutory basis, the capital and surplus of the Insurance Companies was $115.3 million and $120.3 million, respectively. For the fiscal years ended June 30, 2011, 2010 and 2009, unaudited consolidated statutory net income (loss) of the Insurance Companies was $(5.9) million, $5.2 million and $7.3 million, respectively.

The maximum amount of dividends which can be paid by First Acceptance Insurance Company, Inc. ("FAIC") to the Company, without the prior approval of the Texas insurance commissioner, is limited to the greater of 10% of statutory capital and surplus at December 31 of the next preceding year or net income for the year. Accordingly, at December 31, 2010, the maximum amount of dividends available to be paid to the Company from FAIC without prior approval in any preceding twelve-month period is approximately $12 million. Based on FAIC's earned surplus at June 30, 2011, the Company believes that it has extraordinary dividend capacity, of an additional $3 million, subject to regulatory approval.

19. Selected Quarterly Financial Data (unaudited)

Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. Selected quarterly financial data for the years ended June 30, 2011 and 2010 is summarized as follows (in thousands, except per share data).

	Quarters Ended			
	September 30,	December 31,	March 31,	June 30,
Year Ended June 30, 2011:				
Total revenues	$ 53,123	$ 51,677	$ 52,800	$ 53,134
Income (loss) before income taxes	$ 512	$ (1,969)	$ (1,910)	$ (53,215)
Net income (loss)	$ 392	$ (2,090)	$ (1,608)	$ (53,474)
Basic and diluted net income (loss) per share	$ 0.01	$ (0.04)	$ (0.03)	$ (1.11)
Year Ended June 30, 2010:				
Total revenues	$ 57,312	$ 53,775	$ 56,116	$ 55,970
Income before income taxes	$ 2,861	$ 1,577	$ 2,193	$ 850
Net income	$ 2,760	$ 1,475	$ 2,069	$ 736
Basic and diluted net income per share	$ 0.06	$ 0.03	$ 0.04	$ 0.02

Loss before income taxes for the quarter ended June 30, 2011 of $50.8 million included a goodwill and intangible assets impairment charge of $52.4 million (see Note 1) and $2.1 million of favorable development in the Company's estimate of unpaid loss and loss adjustment expenses. Income before income taxes for the quarter ended June 30, 2010 of $0.9 million included $1.0 million of favorable development in the Company's estimate of unpaid loss and loss adjustment expenses.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management team, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act") at June 30, 2011. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Senior Vice President of Finance (principal financial officer) concluded that our disclosure controls and procedures were effective at June 30, 2011 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective at June 30, 2011.

Our independent registered public accounting firm, Ernst & Young LLP has issued an attestation report on our internal control over financial reporting, which such report appears herein.

Changes in Internal Control over Financial Reporting

During the fourth fiscal quarter of the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to our directors and executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

Information with respect to our code of business conduct and ethics, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

Information with respect to our corporate governance disclosures, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to the compensation of our executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions, and director independence, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to the fees paid to and services provided by our principal accountants, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 15, 2011, is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

(1) Consolidated Financial Statements: See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules:

Schedule I – Financial Information of Registrant (Parent Company)

(3) Exhibits: See the exhibit listing set forth below.

Exhibit Number	
3.1	Restated Certificate of Incorporation of First Acceptance Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated May 3, 2004).
3.2	Second Amended and Restated Bylaws of First Acceptance Corporation (incorporated by reference to Exhibit 3 of the Company's Current Report on Form 8-K dated November 9, 2007).
4.1	Registration Rights Agreement, dated as of July 1, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated July 11, 2002).
4.2	Form of certificate representing shares of common stock, par value $0.01 per share (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed December 26, 2002).
10.1	Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated November 23, 2009).*
10.2	Nonqualified Stock Option Agreement, dated as of July 9, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated July 11, 2002).*
10.3	Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.4	Registration Rights Agreement, dated as of April 30, 2004, by and among First Acceptance Corporation, Stephen J. Harrison and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K dated May 3, 2004).
10.5	Form of Restricted Stock Award Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 3, 2004).*
10.6	Form of Nonqualified Stock Option Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 3, 2004).*
10.7	Amended and Restated First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 17, 2010).

10.8	Summary of Compensation for Non- Employee Directors and Named Executive Officers.
10.9	Stock Purchase Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated September 19, 2006).*
10.10	Nonqualified Stock Option Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated September 19, 2006).*
10.11	Nonqualified Stock Option Agreement, dated as of October 9, 2006, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated October 12, 2006).*
10.12	Form of Restricted Stock Award Agreement of Outside Directors under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 10-Q dated May 10, 2007).*
10.13	Form of Indemnification Agreement between the Company and each of the Company's directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 10-Q dated May 10, 2007).*
10.14	Junior Subordinated Indenture, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated June 18, 2007).
10.15	Guarantee Agreement, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated June 18, 2007).
10.16	Amended and Restated Trust Agreement, dated June 15, 2007, among First Acceptance Corporation, Wilmington Trust Company and the Administrative Trustees Named Therein (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated June 18, 2007).
10.17	Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated February 11, 2008).*
10.18	Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated February 11, 2008).*
10.19	Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated February 11, 2008).*
10.20	First Amendment to First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated February 11, 2008).
10.21	Restricted Stock Award Agreement, dated as of March 18, 2008, between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated March 21, 2008).*

10.22	Form of Restricted Stock Award Agreement between First Acceptance Corporation and Stephen J. Harrison and Edward Pierce (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated October 6, 2008).*
10.23	Stipulation and Agreement of Settlement, made and entered into as of September 10, 2008, by First Acceptance Insurance Company of Georgia, Inc., and its predecessors and affiliates, Village Auto Insurance Company, U.S. Auto Insurance Company, and Transit Auto Club, Inc., and Annette Rush and all other persons similarly situated by and through their undersigned attorneys of record (incorporated by reference to Exhibit 10 of the Company's Quarterly Report on Form 10-Q dated November 10, 2008).
10.24	Stipulation and Agreement of Settlement, dated as of December 5, 2008, by First Acceptance Insurance Company, Inc., and its predecessors and affiliates, USAuto Insurance Company, and Transit Automobile Club, Inc., by and through their attorneys of record, and Margaret Franklin and all other persons similarly situated, by and through their attorneys of record (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated December 11, 2008).
10.25	Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, between First Acceptance Corporation and Daniel L. Walker (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated May 11, 2009).*
10.26	Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, between First Acceptance Corporation and Keith E. Bornemann (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q dated May 11, 2009).*
10.27	Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Keith E. Bornemann (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated November 23, 2009).*
10.28	Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated November 23, 2009).*
10.29	Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated November 23, 2009).*
10.30	Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Edward L. Pierce (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated November 23, 2009).*
10.31	Compensation Arrangement, made as of March 30, 2011, between First Acceptance Corporation and Mark A. Kelly (incorporated by reference to Exhibit 10.35 of the Company's Amendment No. 1 to Current Report on Form 8-K dated April 1, 2011).*
10.32	Employment Agreement, made as of May 15, 2007, as amended March 3, 2009, between First Acceptance Corporation and John Barnett (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated May 23, 2011).*
14	First Acceptance Corporation Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K dated September 28, 2004).
21	Subsidiaries of First Acceptance Corporation.
23.1	Consent of Ernst & Young LLP.
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a).

32.1 Principal Executive Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Principal Financial Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

*Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST ACCEPTANCE CORPORATION

Date: August 31, 2011

By /s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen J. Harrison Stephen J. Harrison	Chief Executive Officer and Director (Principal Executive Officer)	August 31, 2011
/s/ John R. Barnett John R. Barnett	Senior Vice President of Finance (Principal Financial Officer and Principal Accounting Officer)	August 31, 2011
/s/ Gerald J. Ford Gerald J. Ford	Chairman of the Board of Directors	August 31, 2011
/s/ Thomas M. Harrison, Jr. Thomas M. Harrison, Jr.	Director	August 31, 2011
/s/ Rhodes R. Bobbitt Rhodes R. Bobbitt	Director	August 31, 2011
/s/ Harvey B. Cash Harvey B. Cash	Director	August 31, 2011
/s/ Donald J. Edwards Donald J. Edwards	Director	August 31, 2011
/s/ Tom C. Nichols Tom C. Nichols	Director	August 31, 2011
/s/ Lyndon L. Olson Lyndon L. Olson	Director	August 31, 2011
/s/ William A. Shipp, Jr. William A. Shipp, Jr.	Director	August 31, 2011

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
SCHEDULE I. FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in thousands)

Balance Sheets	June 30, 2011	June 30, 2010
Assets:		
Investment in subsidiaries, at equity in net assets	$ 150,132	$ 206,265
Cash and cash equivalents	11,674	9,534
Other assets	3,252	3,309
	$ 165,058	$ 219,108
Liabilities:		
Debentures payable	$ 41,240	$ 41,240
Other liabilities	1,590	678
Stockholders' equity	122,228	177,190
	$ 165,058	$ 219,108

Statements of Operations	Year Ended June 30, 2011	2010	2009
Investment income	$ 116	$ 119	$ 124
Equity in income (loss) of subsidiaries, net of tax	(49,926)	13,813	(58,650)
Expenses	(6,005)	(7,206)	(7,492)
Income (loss) before income taxes	(55,815)	6,726	(66,018)
Provision (benefit) for income taxes	965	(314)	2,282
Net income (loss)	$ (56,780)	$ 7,040	$ (68,300)

Statements of Cash Flows	Year Ended June 30, 2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ (56,780)	$ 7,040	$ (68,300)
Equity in income (loss) of subsidiaries, net of tax	49,926	(13,813)	58,650
Stock-based compensation	998	1,048	2,053
Deferred income taxes	--	--	8,927
Other	(108)	(2)	--
Change in assets and liabilities	971	4,488	(5,044)
Net cash used in operating activities	(4,993)	(1,239)	(3,714)
Cash flows from investing activities:			
Investment in subsidiary	--	--	(2,685)
Dividends from subsidiary	7,079	7,670	10,975
Improvements to foreclosed real estate	(2)	(22)	(138)
Net cash provided by investing activities	7,077	7,648	8,152
Cash flows from financing activities:			
Payments on borrowings	--	--	(3,913)
Net proceeds from issuance of common stock	56	67	68
Net cash provided by (used in) financing activities	56	67	(3,845)
Net increase in cash and cash equivalents	2,140	6,476	593
Cash and cash equivalents, beginning of year	9,534	3,058	2,465
Cash and cash equivalents, end of year	$ 11,674	$ 9,534	$ 3,058

FIRST ACCEPTANCE CORPORATION 10-K

SECTION 302 CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER

I, Stephen J. Harrison, Chief Executive Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 31, 2011

/s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

SECTION 302 CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER

I, John R. Barnett, Senior Vice President of Finance of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 31, 2011

/s/ John R. Barnett
John R. Barnett
Senior Vice President of Finance

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Harrison, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

August 31, 2011

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John R. Barnett, Senior Vice President of Finance of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ John R. Barnett
John R. Barnett
Senior Vice President of Finance

August 31, 2011

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Certifications

Our PEO/PFO Certifications were filed as of August 31, 2011, as required by Sections 302 and 906 of the Sarbanes-Oxley Act, as exhibits to our Annual Report on Form 10-K for the year ended June 30, 2011. In addition, our CEO's Certification for fiscal year 2011 of our compliance with the NYSE's corporate governance standards was submitted to the NYSE timely and without qualification.

Stockholder Information

Corporate Address

First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215
615.844.2800

Annual Stockholders Meeting

Tuesday, November 15, 2011 at 10:00 a.m., Central Time
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

Common Stock Data

Common Stock is traded on the New York Stock Exchange under the symbol FAC.

Investor Relations

Michael J. Bodayle
615.844.2885
mbodayle@facins.com

Transfer Agent and Registrar

BNY Mellon
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015

or

480 Washington Boulevard
Jersey City, New Jersey 07310-1900
800.522.6645

TDD for Hearing Impaired: 800.231.5469
Foreign Shareholders: 201.680.6578
TDD Foreign Shareholders: 201.680.6610

www.bnymellon.com/shareowner/equityaccess


acceptance SM

First Acceptance Corporation

3813 Green Hills Village Drive
Nashville, Tennessee 37215

615.844.2800

www.firstacceptancecorp.com